      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 1999


                                                      REGISTRATION NO. 333-74273
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                                 ZIPLINK, INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                    4813                                   04-3457219
    (State or other jurisdiction of           (Primary Standard Identification      (I.R.S. Employer Identification Number)
     incorporation or organization)             Classification Code Number)

                            ------------------------

                             900 CHELMSFORD STREET
                             TOWER ONE, FIFTH FLOOR
                          LOWELL, MASSACHUSETTS 01851
                                 (978) 551-8100
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                         ------------------------------

                                 HENRY M. ZACHS
              CO-CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                 ZIPLINK, INC.
                             900 CHELMSFORD STREET
                             TOWER ONE, FIFTH FLOOR
                          LOWELL, MASSACHUSETTS 01851
                                 (978) 551-8100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

          WAYNE A. MARTINO, ESQ.                        PAUL JACOBS, ESQ.
         GEORGE BRENCHER IV, ESQ.                      MARA H. ROGERS, ESQ.
     BRENNER, SALTZMAN & WALLMAN, LLP              FULBRIGHT & JAWORSKI L.L.P.
            271 WHITNEY AVENUE                           666 FIFTH AVENUE
       NEW HAVEN, CONNECTICUT 06511                  NEW YORK, NEW YORK 10103
              (203) 772-2600                              (212) 318-3000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 19, 1999


PROSPECTUS

                                3,500,000 SHARES

                                     [LOGO]

                                 ZIPLINK, INC.

                                  COMMON STOCK

                               ------------------

This is the initial public offering of ZipLink, Inc. and we are offering 3,500,000 shares of our common stock. We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.


Our common stock has been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol "ZIPL."


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                                PER SHARE                TOTAL
                                                          ---------------------  ---------------------
Initial public offering price...........................            $                      $
Underwriting discount...................................            $                      $
Proceeds, before expenses, to ZipLink...................            $                      $

ZipLink has granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of common stock at the initial public offering price less the underwriting discount to cover any over-allotments.

Jefferies & Company, Inc.                                           FAC/EQUITIES

                  The date of this prospectus is        , 1999

[LOGO]                           WHOLESALE INTERNET ACCESS SOLUTIONS FOR
                          INTERNET APPLIANCES AND LOCAL, REGIONAL AND NATIONAL
                                       INTERNET SERVICE PROVIDERS

                       [ZIPLINK NETWORK MAP APPEARS HERE]

                              THE ZIPLINK NETWORK

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS
(I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT WILL NOT BE EXERCISED, (II) GIVES EFFECT TO CONVERSION OF OUR BUSINESS FORM FROM A LIMITED LIABILITY COMPANY TO A CORPORATION AND THE CONVERSION OF OUR MEMBERSHIP UNITS INTO COMMON STOCK, WHICH REORGANIZATION WILL OCCUR PRIOR TO THE CLOSING OF THIS OFFERING, (III) GIVES EFFECT TO THE CONVERSION OF $7.5 MILLION OF INDEBTEDNESS INTO 834,615 SHARES OF COMMON STOCK, BASED UPON AN ASSUMED INITIAL PUBLIC OFFERING PRICE OF $13.00 PER SHARE, WHICH CONVERSION WILL OCCUR CONCURRENTLY WITH THE CLOSING OF THIS OFFERING, AND (IV) INCLUDES 233,654 SHARES OF COMMON STOCK, BASED UPON AN ASSUMED INITIAL PUBLIC OFFERING PRICE OF $13.00 PER SHARE, WHICH SHARES WILL BE ISSUED TO WILLIAMS COMMUNICATIONS, INC. CONCURRENTLY WITH THE CLOSING OF THIS OFFERING.

                                    ZIPLINK

OUR BUSINESS

    ZipLink is a national provider of wholesale Internet access services to developers and vendors of Internet appliances and local, regional and national Internet service providers. Internet access services represent the means by which users connect to the Internet allowing them to access the World Wide Web, e-mail and other resources. Internet appliances are electronic devices, other than personal computers, which connect users to the Internet. Internet service providers offer Internet access to their subscribers either by developing a proprietary network infrastructure or by purchasing Internet access services from wholesale providers such as ZipLink, or through a combination of both.

    ZipLink offers a range of Internet access solutions for Internet appliances, such as TV set-top boxes, which are devices that enable a user to access the Internet using an ordinary television. Our Internet access solutions include:

    - Providing a connection between an Internet appliance and the Internet, or Internet connectivity;

    - Ensuring that users of Internet appliances attempting to access the Internet (or a customer's network) are authorized subscribers, a function known in our industry as "subscriber authentication;" and

    - Selective, or filtered, forwarding of e-mail to mobile Internet appliances such as some specially-designed pagers.

    We also provide wholesale national Internet access services under the name ZipDial to Internet service providers which, in turn, offer Internet access to their subscribers using our network infrastructure. Our ZipDial service features an array of access options including modem, or dial-up, access and enhanced services, such as high-speed access using digital subscriber line technology (which is known in our industry as "DSL"). This technology makes possible data transmission at speeds historically associated with private or "dedicated" lines at comparatively low cost using ordinary telephone lines.


    We have been a provider of Internet connectivity to subscribers of Microsoft's-Registered Trademark- WebTV Network-TM- service since its product introduction in late 1996. WebTV subscribers receive this service through a TV set-top box. We provide a dial-up connection over our network between WebTV subscribers and the Internet access facilities of WebTV Networks, Inc. Our revenues from WebTV are dependent on the number of WebTV subscribers who make use of our network for connectivity to WebTV. We receive a fixed price per subscriber per month if WebTV uses us as its first choice provider of connectivity for a WebTV subscriber. If we are not designated as the first choice provider by WebTV, we receive an hourly rate to the extent that a WebTV subscriber actually obtains connectivity through our network. WebTV has complete discretion in determining whether we are designated as a first choice provider and, accordingly, controls whether we receive revenue based on fixed or hourly pricing. Historically, substantially all of our revenues from WebTV have been from fixed rate pricing. Our agreement with WebTV expires in December, 2000, subject to earlier termination by either party at will with a pro-rata monthly reduction of subscriber traffic over time.

    Our WebTV relationship has helped us to more efficiently develop our Internet access network, allowing us to add "points-of-presence" where we believed our investment would be substantially supported by traffic from WebTV's subscriber base. A "point of presence" is a facility that allows users to access our network with a local telephone call.

    We provide wholesale Internet access services using our high-speed national network. Our network features 20 broad-coverage points of presence of a type known in our industry as "super points of presence" or "SuperPOPs." We have super point of presence coverage in 16 of the 20 largest metropolitan areas in the United States and offer dial-up access at connection speeds of up to 56 kilobits per second (the speed of the fastest dial-up modems).

    We facilitated our network buildout and upgrade through a relationship with one of our key suppliers, Bay Networks, Inc., a subsidiary of Northern Telecom Limited ("Nortel Networks"). As a part of this supplier relationship, Nortel Networks has invested $10.0 million in ZipLink, consisting of $2.5 million of equity and $7.5 million of convertible debt. Concurrently with the closing of this offering, $2.5 million of this debt will convert into common stock at the rate of $5.56 per share and $5.0 million of this debt will convert into common stock at the initial public offering price. We have purchased approximately $7.2 million of network equipment and services from Nortel Networks to upgrade our dial-up network to its current connection speed. In addition, we have served as a testing facility, or "beta site," for new Nortel Networks product offerings, and have performed field testing for, and have received pre-released versions of, their equipment and software.


    In addition, we have recently entered into a relationship with Williams Communications, Inc., a provider of telecommunications services. As a part of our relationship with Williams, we have contractually committed to purchase network services from Williams and will pay for these services, in part, by using our common stock. Concurrently with the closing of this offering, we will issue 233,654 shares of common stock to Williams, based upon an assumed initial public offering price of $13.00 per share, to be applied as payment for network services we use in the future. For purposes of purchasing such services, the shares of common stock issued to Williams will be valued at 89% of the initial public offering price. We expect to begin using Williams network services in July, 1999. These network services will consist principally of the provision of a system of high-speed connections between our super points of presence, our network operations center and the Internet and the provision of physical space for the installation of equipment relating to our super points of presence.


OUR MARKET OPPORTUNITY

    We believe the Internet appliance market is poised to grow rapidly. As this market grows, we anticipate that there will be an increasing demand for cost-effective, high-quality access services connecting these devices to the Internet.


    - Industry analyst International Data Corporation, or IDC, estimates that there will be 12.8 million Internet appliances in use in 1999 in the U.S., increasing to 72.9 million in 2002.


    - IDC estimates that U.S. shipments of Internet appliances will increase from 3.0 million in 1998 to 27.8 million in 2002, representing a compound annual growth rate of 74%.

    The Internet service provider market is highly fragmented with approximately 5,000 Internet service providers in the United States. As demand for Internet access grows and the market for access matures, we believe that Internet service providers will face pressure to lower prices, increase services, expand infrastructure and concentrate on customer service and marketing. We believe these factors create a significant outsourcing opportunity for wholesale providers of Internet access services.

    - Forrester Research predicts that the Internet access market will reach $50 billion in 2002.

    - Forrester Research estimates that there will be 60 million Internet access dial-up accounts in 2002, constituting 77% of the Internet access market.

ZIPLINK'S SOLUTION

    Our wholesale Internet access solutions are designed to meet the needs of the emerging Internet appliance market and to provide a network outsourcing opportunity for Internet service providers. Our network and Internet access services offer our customers the following advantages:

    - OUTSOURCED SOLUTION. Our services allow our customers to focus on their core competency of marketing their products and services;

    - REDUCED TIME TO MARKET. Our services allow customers to quickly offer Internet access to their subscribers, significantly reducing their time to market;

    - NATIONAL ACCESS. Our network covers 16 of the 20 largest metropolitan areas in the United States, thereby lowering the barriers to entry into new geographic markets for our customers;

    - CAPITAL EXPENDITURE SAVINGS. Our service provides our customers with a cost-effective alternative to a self-funded network upgrade or buildout; and

    - EXPANDED SERVICE OPTIONS. Our services allow our customers to offer a broad range of services to their subscribers, including digital subscriber line access and streaming audio and video (the simultaneous transmission and playback of continuous streams of audio and visual content over the Internet).

OUR HISTORY

    ZipLink is presently organized as a Delaware limited liability company known as "ZipLink, LLC." Prior to the closing of this offering, ZipLink, LLC will merge with and into ZipLink, Inc., a newly-formed Delaware corporation. Except as otherwise required by the context, references in this prospectus to "we," "our," "us" and "ZipLink" mean ZipLink, Inc. and its predecessors.

    ZipLink was founded by our Co-Chairman, Eric Zachs, in November, 1995. After consummation of the offering, our Co-Chairmen, Eric Zachs and Henry Zachs, will beneficially own, in the aggregate, 54.1% of our common stock and will be able to control most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

    We began revenue generating operations from the provision of direct Internet access to retail users in June, 1996 and from WebTV in December, 1996. We had revenue of $7.1 million in 1998, 68% of which was from one Internet appliance customer, WebTV, and 32% of which was from direct Internet access. We commenced our ZipDial service in November, 1998 and revenues from this service for the three months ended March 31, 1999 were $77,000. We have a history of operating losses and, as of March 31, 1999, had incurred a cumulative net loss from operations of $25.7 million. Our industry is new and characterized by significant capital investment, intense competition and low barriers to entry.

    Our principal executive offices are located at 900 Chelmsford Street, Tower One, Fifth Floor, Lowell, Massachusetts 01851, and our telephone number at that address is (978) 551-8100. We maintain a website at http://www.ziplink.net. Information contained in our website does not constitute a part of this prospectus.

    ZipLink is a trademark owned by us and ZipDial is subject to a trademark application made by us. Any other trademark, trade name or service mark of any other entity appearing in this prospectus belongs to its holder.

                                  THE OFFERING

Common stock offered by us...................  3,500,000 shares

Common stock outstanding after the             12,733,654 shares
  offering...................................

Use of proceeds..............................  To repay approximately $20.0 million of indebtedness, expand our network
                                               infrastructure, increase sales and marketing
                                               and for other working capital and general
                                               corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National Market symbol.......  ZIPL

Closing......................................  New York, New York,            , 1999

    The outstanding share information is based on our shares outstanding as of March 31, 1999 and includes (i) 834,615 shares of common stock to be issued upon conversion of convertible debt concurrently with the closing of this offering, based upon an assumed initial public offering price of $13.00 per share, and
(ii) 233,654 shares of common stock to be issued to Williams concurrently with the closing of this offering, based upon an assumed initial public offering price of $13.00 per share. The shares of common stock outstanding excludes:

    - 1,500,000 shares reserved for issuance under our 1999 Stock Option Plan (after giving effect to the conversion of our outstanding options under our Unit Option Plan), of which options to purchase 364,470 shares, exerciseable at a weighted average price of $2.66 per share, have been granted and options to purchase 355,150 shares, exerciseable at a weighted average price of $12.78 per share, assuming an initial offering price of $13.00 per share, will be granted concurrently with the closing of this offering; and

    - 58,521 shares reserved for issuance upon the exercise of an outstanding warrant, at a price of $1.71 per share.

                             SUMMARY FINANCIAL DATA

    The following table summarizes the statement of operations data for our business. The pro forma data reflects the net loss, net loss per common share and the weighted average common shares outstanding for each period presented, assuming the ZipLink, LLC membership units had been converted into common stock, pursuant to the Reorganization, at the beginning of each respective period. You should read the following summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Data" and our financial statements and notes thereto included elsewhere in this prospectus.

                                       PERIOD FROM
                                      NOVEMBER 21,                                     THREE MONTHS ENDED
                                      1995 (DATE OF
                                      INCEPTION) TO      YEAR ENDED DECEMBER 31,           MARCH 31,
                                      DECEMBER 31,   -------------------------------  --------------------
                                          1995         1996       1997       1998       1998       1999
                                      -------------  ---------  ---------  ---------  ---------  ---------
                                       (UNAUDITED)                                        (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues............................    $      --    $     756  $   5,236  $   7,088  $   1,678  $   2,745
Cost of revenues....................           --        1,782      3,187      6,271      1,286      1,758
Selling, general and
  administrative....................           25        7,373      6,507      5,174      1,247      1,385
Depreciation and amortization.......            1          384      1,084      2,637        488        950
Loss from operations................          (26)      (8,783)    (5,543)    (6,994)    (1,342)    (1,348)
Net loss............................          (26)      (8,802)    (6,709)    (8,446)    (1,609)    (1,737)

PRO FORMA DATA:
Pro forma net loss..................    $     (26)   $  (8,802) $  (6,709) $  (8,446) $  (1,609) $  (1,737)
Pro forma net loss per common
  share-- basic and diluted.........        (0.00)       (1.16)     (0.91)     (1.03)     (0.20)     (0.21)
Weighted average common shares
  outstanding--basic and diluted....        7,568        7,568      7,394      8,165      8,165      8,165

OTHER FINANCIAL DATA:
Capital expenditures................    $      79    $   4,219  $   8,516  $   1,313  $     791  $     199
EBITDA(1)...........................          (25)      (8,399)    (4,527)    (4,502)      (854)      (436)

------------------------

(1) EBITDA consists of net loss excluding net interest, taxes, and depreciation and amortization expenses. EBITDA is provided because we believe that investors find it to be a useful tool for approximating our cash flow. EBITDA is presented to enhance an understanding of our operating results and should not be construed (i) as an alternative to operating income (as determined in accordance with GAAP) as an indicator of our operating performance, or (ii) as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our methodology for calculating EBITDA may be different from that used by other companies. See the financial statements and notes thereto contained elsewhere in this prospectus for more detailed information.

    The following table summarizes our balance sheet as of March 31, 1999. The pro forma as adjusted balance sheet data as of March 31, 1999 gives effect to
(i) the Reorganization, (ii) the conversion of all outstanding convertible debt into common stock concurrently with the closing of this offering, based upon an assumed initial public offering price of $13.00 per share, (iii) the issuance of 233,654 shares of common stock to Williams concurrently with the closing of this offering at an effective price of $11.56 per share, based upon an assumed initial public offering price of $13.00 per share, (iv) the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses, and (v) the application of the estimated net proceeds of the offering, including the repayment of indebtedness to Fleet Bank N.A. in the amount of $19.0 million. See "Use of Proceeds" and "Capitalization."

                                                                                     PRO FORMA
                                                                                    AS ADJUSTED
                                                                          ACTUAL    -----------
                                                                         ---------
                                                                                    (UNAUDITED)
                                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................................  $     303   $  22,303
Working capital (deficit)..............................................     (2,927)     22,648
Total assets...........................................................     10,781      35,481
Long-term debt, net of current portion.................................     19,214         214
Convertible debt, net of current portion...............................      6,625          --
Members'/Stockholders' equity (deficit)................................    (19,643)     31,557

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THE MATERIAL RISKS PRESENTLY KNOWN TO US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE ARE DEPENDENT ON WEBTV.

    We have in the past derived, and we expect in the future to continue to derive, a significant portion of our revenues from WebTV. Revenue from WebTV accounted for $2.5 million, or 48%, of our revenues for the year ended December 31, 1997, $4.8 million, or 68%, of our revenues for the year ended December 31, 1998 and $2.2 million, or 80%, of our revenues for the three months ended March 31, 1999. Our revenues from WebTV are dependent on the number of WebTV subscribers who make use of our network for connectivity to WebTV. The market for WebTV's products and services is at an early stage of development and, accordingly, we cannot assure you that products such as those offered by WebTV will achieve or sustain market acceptance.

    Our ability to maintain and grow our revenue from WebTV depends upon a variety of factors, many of which are beyond our control. Those factors include the following:

    - WebTV could quickly and significantly reduce the amount of monthly revenue we receive from WebTV. The minimum monthly revenue amount that must be paid to us by WebTV under our agreement is significantly below the actual monthly revenue we have received from WebTV since July, 1998. The amount of revenue we have received per month from WebTV commencing in August, 1998 has exceeded the minimum monthly amount WebTV is required to pay to us under our agreement by an average of 40% per month. If WebTV were to reduce the amount of monthly revenue we receive to the minimum amount specified in our agreement, we would be unable to execute our business plan and our business, financial condition and results of operations would be materially adversely affected.

    - Our agreement with WebTV expires in December, 2000, subject to earlier termination by either party at will with a pro-rata monthly reduction of subscriber traffic over time.

    - We do not control or influence WebTV's ability to succeed in the marketplace or its ability to obtain or retain subscribers.

    - Our agreement with WebTV is not exclusive. WebTV obtains services such as those we provide from a number of our competitors, including PSINet, Inc., UUNet Technologies, Inc. (an MCI WorldCom company) and Concentric Network Corporation. Many of such competitors are substantially larger than we are and have more extensive networks and other resources.

    - WebTV reallocates its subscriber traffic to us monthly based in part on our quality of service. In late 1997 and the first half of 1998, during the course of a network upgrade, WebTV subscribers experienced difficulty in establishing a connection to our network. As a result, WebTV reduced the amount of subscriber traffic on our network. If we experience service quality problems of this or any nature in the future, WebTV may reduce our allocation of subscriber traffic.

    - Our business concentrates on delivering Internet connectivity primarily using dial-up access over telephone lines. WebTV set-top boxes currently rely upon this method of connectivity; however, these devices may, in the future, be configured to use a cable modem as an alternative to dial-up access. As the Internet becomes more readily accessible over the cable network, we may experience an erosion in WebTV subscriber traffic. See "--We face risks from new access technologies such as cable modems."

    Because of these and other factors, we cannot assure you that revenue from WebTV will continue or that such revenue will reach or exceed historical levels in any future period.

    We cannot assure you that our efforts to develop other sources of revenue, whether from the provision of services for other Internet appliances or through our ZipDial program, will be successful or that alternative sources of revenue will develop as anticipated. As a result, the loss or reduction of WebTV's business would have a material adverse effect on our business, financial condition and results of operations.

WE CANNOT PREDICT OUR SUCCESS BECAUSE WE HAVE A LIMITED OPERATING HISTORY.

    We commenced revenue generating operations from the provision of direct Internet access to retail users in June, 1996 and from WebTV in December, 1996. Our ZipDial service has only been offered since November, 1998 and our revenues for the three months ended March 31, 1999 were $77,000. As a result, we have a limited operating history upon which to base an evaluation of the future success of our business, particularly our ZipDial program. In addition, because our agreements with ZipDial customers are generally for one year and none of these agreements has reached the end of its initial term, we cannot predict the rates at which our ZipDial subscribers will renew their agreements with ZipLink. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets. We cannot assure you that we will be successful in addressing the risks we face. The failure to do so would have a material adverse effect on our business, financial condition and results of operations.

WE EXPECT OUR LOSSES AND NEGATIVE CASH FLOW TO CONTINUE.

    Since our inception, we have incurred net losses and experienced negative cash flow from operations. Our cumulative net loss from operations as of March 31, 1999 was $25.7 million. We expect to continue to operate at a net loss and experience negative cash flow for the foreseeable future given the level of planned operating and capital expenditures. Our ability to achieve profitability and positive cash flow from operations is dependent upon our ability to substantially grow our revenue base through expansion of our ZipDial program and an increase in sales of access services for Internet appliances and to achieve operating efficiencies. We plan to make significant capital expenditures to expand our network and to increase our operating expenses relating principally to telecommunications costs related to our network infrastructure, based in large part on our estimates of potential future revenues. If our future revenues fall short of our estimates or if our operating expenses exceed our expectations, then we may never obtain or sustain profitability.

WE WILL NEED SIGNIFICANT ADDITIONAL CAPITAL, WHICH WE MAY BE UNABLE TO OBTAIN.

    We will require significant capital to build out our network and fund our growth and operating losses. Since our inception, our capital needs have primarily been satisfied by equity investments by, and loans from or guaranteed by, significant stockholders. We do not anticipate that these sources of financing will be available to us after the consummation of the offering.

    We anticipate that our available cash from operations, combined with the net proceeds from this offering (after repayment of $20.0 million of indebtedness) will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We are presently seeking one or more debt financings aggregating approximately $15.0 million to be used for capital expenditures, working capital and other general corporate purposes. Even if we obtain such financing, we anticipate that we will need to raise significant additional capital for the period after the next 12 months through public or private debt or equity financings or other sources.

    We cannot assure you that we will be able to raise any additional capital on terms favorable to us, or at all. If adequate capital is not available or is not available on acceptable terms, we may not be able to expand, enhance and maintain our network infrastructure according to our current business plan, develop new products or services, or otherwise respond to unanticipated competitive pressures and we may be prevented from taking advantage of unanticipated opportunities. In such case, our business, financial condition and results of operations could be materially adversely affected.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS ARE LIKELY TO FLUCTUATE AND
  MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS.

    Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future. A large percentage of our expenses are for equipment and telecommunications services and are generally incurred in advance of revenues from use of these network components. The timing and amount of purchases of network equipment and telecommunications services is influenced by, among other things, the availability of such network components at attractive prices. Our quarterly operating results could fluctuate due to a number of factors, including the timing and amount of network equipment purchases or purchases of telecommunications services and the relative timing and amount of revenues from customers using these or other network components.

    As a result of these or other factors, our operating results may, in some future period, fall below the expectations of securities analysts and investors. In such event, the market price of our securities will likely fall. Moreover, fluctuations in our operating results may also result in volatility in the market price of our securities.

WE DEPEND UPON THE GROWTH AND ACCEPTANCE OF INTERNET APPLIANCES.

    We provide wholesale Internet access services to the Internet appliance market. This market is in the early stages of development and is rapidly evolving. It is difficult to predict the rate at which the Internet appliance market will develop and grow and whether demand for our services in this market can be sustained.

    We believe that the market for providing wholesale Internet access services for Internet appliances is subject to the following specific risks and uncertainties:

    - Internet appliances which make use of our Internet access services may not be developed or, if developed, may not gain market acceptance as quickly as we anticipate, if at all; and

    - we could fail to correctly identify and successfully form relationships with developers and vendors of Internet appliances whose products enjoy commercial success and acceptance.

    The growth of the Internet appliance market and the acceptance of Internet appliances could fail to occur, even as the Internet access market grows because Internet users may not adopt Internet appliances as a means of connecting to the Internet, electing instead to rely on access via a personal computer. In the event that the Internet appliance market fails to develop as quickly as we have anticipated, our business, financial condition and results of operations would be materially adversely affected.

WE DEPEND ON THE GROWTH OF THE INTERNET.

    Demand for all our services will depend, in large part, on growth in the use of the Internet. The growth of the Internet is highly uncertain and the Internet may fail to grow due to a variety of factors, including:

    - actual or perceived lack of security of information, such as credit card numbers;

    - traffic congestion or other usage delays on the Internet;

    - high cost or lack of access availability; and

    - governmental regulation

    In addition, broad adoption of the Internet for most business applications will require the acceptance of a new medium of conducting business and exchanging information. If the Internet fails to grow, or fails to grow as quickly as we have anticipated, our business, financial condition and results of operations would be materially adversely affected.

WE ARE DEPENDENT ON OUR ZIPDIAL CUSTOMERS.

    We earn revenue from our ZipDial Internet service provider customers largely on the basis of the number of their subscribers who use our network. Our agreements with these Internet service provider customers do not require them to outsource any or all of their Internet access needs to us. The extent to which an Internet service provider chooses to outsource these services to us for some or all of its subscribers is wholly within the discretion of the Internet service provider. Traffic allocation decisions may be made by Internet service providers on a subscriber-by-subscriber or on an aggregate basis at any time, or from time to time.

    Our business, financial condition and results of operations could be materially adversely affected if, for any reason:

    - our ZipDial customers do not expend efforts to enroll large numbers of subscribers or otherwise succeed in growing their subscriber base; or

    - our ZipDial customers do not allocate large numbers of subscribers to our network.

    Because we initiated the ZipDial program in November, 1998, it is difficult to predict whether, or under what terms, large numbers of Internet service providers will join our ZipDial program, at what rate, if at all, they will acquire subscribers, or the extent to which they will cause their subscribers to use our network. Nor can we assure you as to the levels of resources or effort, if any, that will be devoted by ZipDial customers to marketing Internet access using our network services, or the extent to which these customers will outsource Internet access services to us.

WE MUST EXPAND AND ADAPT OUR NETWORK.

    The execution of our business plan requires us to rapidly expand our network infrastructure to extend and increase our service offerings, to grow our network capacity and to modify its capabilities to match increases in the number of users and the amount and type of information users wish to transfer. We will also be required to respond to changes in customer requirements. For example, WebTV may shift its subscriber traffic from one area of our network to another, requiring a reallocation of our network capacity. Such a shift could occur rapidly and without advance notice. In 1998, WebTV significantly reduced its allocation of subscriber traffic to one area of our network for reasons unrelated to our service quality. At the same time, WebTV increased subscriber traffic to other areas of our network. While WebTV subscriber traffic on our network as a whole remained constant after such reallocation, the increased traffic in the affected portions of our network significantly reduced our excess capacity in those areas. If such added traffic had exceeded the capacity of our network in the affected areas, we would have experienced capacity constraints that could have reduced our service quality. We currently project our network utilization and customer requirements will necessitate a rapid expansion of our network capacity to avoid capacity constraints that would adversely affect system performance. We also plan to increase our area of service coverage to, among other things, broaden the reach of our ZipDial program. The expansion and adaptation of our network infrastructure will require substantial financial, operational and management resources in 1999 and future periods. We cannot assure you that we will be able to expand or adapt our network infrastructure to facilitate our business plan or to meet additional demand or our customers' changing requirements on a timely basis, at a commercially reasonable cost, or at all. In addition, if demand for network usage were to increase faster than projected by us or were to exceed our current forecasts, the network could experience capacity constraints, which would adversely affect the performance of the system. Our business, financial condition and results of operations could be materially adversely affected if, for any reason, we fail to:

    - expand our network infrastructure both in capacity and in geographic terms on a timely basis; or

    - adapt our network infrastructure to changing customer requirements or evolving industry trends.

    We cannot assure you that we will be able to expand our network infrastructure or adapt our infrastructure sufficiently, or at all.

OUR GROWTH AND EXPANSION MAY STRAIN OUR RESOURCES.

    Our business has grown rapidly since our inception and is expected to continue to grow. This growth and expansion have required, and are expected to require a great deal of management time and significant financial resources. To manage our growth, we must, among other things, hire, train and retain qualified personnel, especially technical personnel, and continue to implement and improve our operational, financial and management information systems, including our billing, accounts receivable and payable tracking, fixed assets and other financial management systems.

    We cannot assure you that we will be able to hire, train or retain sufficient numbers of qualified personnel to meet our requirements or that we will be able to implement information management systems to meet the requirements created by our future growth.

OUR NEW OR ENHANCED SERVICES MAY HAVE ERRORS OR DEFECTS.

    Our services may contain undetected errors or defects when first introduced or upgraded. We cannot assure you that, despite testing by us or our customers and suppliers, errors will not be found in new services or enhancements after commencement of commercial deployment. Such errors could result in:

    - additional development costs;

    - loss of, or delays in, market acceptance;

    - diversion of technical and other resources from our other development efforts; or

    - the loss of customers and users (for example, subscribers of a ZipDial customer).

    Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

OUR FAILURE OR THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD
  NEGATIVELY IMPACT OUR BUSINESS.

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, our computer programs that have date-sensitive software and software of companies into which our network is interconnected may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    We are currently in the process of reviewing our products and services, as well as our internal management information systems and non-information technology systems in order to identify and modify those products, services and systems that are not Year 2000 compliant. In addition, we have contacted approximately 40% of our suppliers to ascertain their Year 2000 status. During the next 60 days we plan to contact the remainder of our suppliers, as well as our significant customers, including WebTV, to ascertain their Year 2000 status. At this time, we estimate that our costs associated with remediation and verification to become Year 2000 compliant will not exceed $180,000, although the actual cost of achieving compliance could differ materially from this estimate.

    While we expect to be Year 2000 compliant by the end of the third quarter of 1999, we cannot assure you that we will be able to timely and successfully modify our services and systems to comply with Year 2000 requirements. Nor can we assure you that equipment received from suppliers will comply or that any of our suppliers, such as Nortel Networks or MCI WorldCom, or our customers will be Year 2000 compliant in a timely manner or that there will not be problems with technology working together. Furthermore, despite testing performed by us and our suppliers and partners, our products, services and systems may contain undetected errors or defects associated with Year 2000 related functions. In the event any material errors or defects are not detected and fixed, or if third parties cannot provide products, services or systems that meet Year 2000 requirements in a timely manner, if at all, our business, financial condition and results of operations could be adversely affected. Known or unknown errors or defects that affect the operation of our products, services or systems could result in delay or loss of revenue, interruption of network services, cancellation of customer contracts, diversion of development or network expansion resources, damage to our reputation, or litigation costs.

    We believe that the worst case scenario related to our services and systems due to Year 2000 complications would be the failure of our entire network. This would result in users being unable to connect to the Internet using our network until such failure was remedied. As a result of such failure our revenues would be materially adversely affected and our customers may terminate agreements to use our Internet access services or otherwise not utilize such services.

    We do not have a contingency plan in the event our systems fail due to Year 2000 related problems. We cannot assure you that these or other factors relating to Year 2000 compliance issues will not have a material adverse effect on our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition--Year 2000 Issues."

WE DEPEND UPON OUR SUPPLIERS AND HAVE LIMITED SOURCES OF SUPPLY FOR KEY PRODUCTS
  AND SERVICES.

    We rely on other companies to supply us with telecommunications facilities, computer hardware and software, networking equipment and related services which are critical to the maintenance and operation of our network. We primarily buy these products and services from MCI WorldCom, local exchange carriers, competitive local exchange carriers, Nortel Networks and Cisco Systems, Inc.

    These products and services are available in the quantity and of the quality required by us only from limited sources. We do not carry significant inventories of many of these products and have no guaranteed supply arrangements for any such limited source products. We cannot assure you that we will be able to obtain the products and services that we need on a timely basis, in sufficient quantities or at an affordable cost. We have experienced interruptions in some telecommunications services and delays in purchasing products and other services from time to time in the past and may experience similar interruptions and delays in the future. We do not currently have, and do not expect in the future to have, a means of replacing these products or services on a timely and cost-effective basis. Further, all of our suppliers sell products and services to our competitors and, in the case of telecommunications services in particular, some of our suppliers are or may become competitors themselves. Our suppliers may enter into exclusive relationships with our competitors or stop selling products and services to us at commercially reasonable prices. If we are unable to obtain critical services or products in the quantities required by us and on a timely basis, our business, financial condition and results of operations may be materially adversely affected.

    We also depend on our suppliers' ability to provide necessary products that comply with various Internet and telecommunications standards. These products must also function efficiently with products and components from other vendors. Any failure of our suppliers to provide products or components that comply with Internet standards or that function efficiently with other products or components used by us in our network infrastructure could have a material adverse effect on our business, financial condition and results of operations.

OUR SUCCESS DEPENDS ON MAINTAINING RELATIONSHIPS WITH OTHER INTERNET ACCESS
  PROVIDERS.

    The Internet includes a number of Internet access providers (including Internet service providers) that operate their own networks and connect with each other at various locations around the United States under informal arrangements known as "peering" (where providers connect without charge) and under written arrangements known as "transit" agreements (where there are charges imposed). It is more costly and less efficient to operate a network without peering or transit arrangements. Consequently, we must maintain our peering and transit relationships to maintain high performance levels at a reasonable cost. These arrangements are not subject to regulation and the terms, conditions and costs can be changed by the provider at any time. Currently, we have peering relationships with 48 Internet access providers and transit agreements with two Internet access providers. If we fail to maintain these relationships on a cost-effective basis, the costs of operating our network could increase and our business, financial condition and results of operations could be materially adversely affected.

WE DEPEND UPON OUR NETWORK INFRASTRUCTURE FUNCTIONING WITHOUT INTERRUPTION.

    Our success depends upon the reliability and security of our network infrastructure. While we have taken precautions against system failure, interruptions could result from natural disasters, as well as power loss, telecommunications failure and similar events and interruptions have occurred in the past. For example, in December, 1998, an MCI WorldCom telecommunications cable was accidentally cut, resulting in an interruption in the functioning of our Washington, D.C. super point of presence and a temporary suspension of our ability to provide service to that geographic area.

    A significant portion of our computer equipment is located in Lowell, Massachusetts, as well as at individual super points of presence. Although we maintain insurance to cover loss or damage to equipment, we do not maintain any business interruption insurance or have a formal disaster recovery plan or alternative providers of network infrastructure. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

OUR MARKET IS EXTREMELY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE
  EFFECTIVELY.

    We face intense competition. There are no substantial barriers to entry in the market for our services, and we expect that competition will further intensify in the future. In particular, because our agreements with our ZipDial customers are not exclusive and these Internet service providers are free to outsource any or all of their Internet access services to other providers, our ZipDial program is vulnerable to competitive pressures. We believe that our ability to compete successfully in the market for Internet access service generally depends upon a number of factors, including:

    - our ability to create and market wholesale Internet access solutions that are attractive to Internet service providers in terms of price, quality and breadth of service offerings;

    - the capacity, reliability and security of our network infrastructure;

    - market presence and, with respect to Internet appliances, our success at developing relationships with innovators and early marketers of such devices;

    - technical expertise and functionality, performance and quality of services and our ability to anticipate and meet the changing service needs of the marketplace;

    - our ability to establish and maintain successful strategic relationships with key customers and suppliers and to gain early access to new markets and new technologies; and

    - our ability to support industry standards.

    Our competitors may be divided into two groups: those with whom we presently compete and those who may, in the future, compete with us. Our present competitors with respect to the WebTV relationship consist of the other current providers to WebTV: PSINet, UUNet, Concentric, and a number of other, smaller Internet service providers. Our present competitors with respect to ZipDial consist of a variety of companies who are, in some form or another, offering wholesale Internet access services. This group includes Internet service providers such as GTE Internetworking, Concentric, PSINet, UUNet, IDT Corp., Splitrock Services, Inc. and Epoch Internet, Inc., as well as competitive local exchange carriers in selected markets, such as XCOM Technologies, Inc. in Boston, Massachusetts, Intermedia Communications, Inc. in Vienna, Virginia and ICG Communications, Inc. in Englewood, Colorado. Our potential future competitors include all of our present competitors as well as telecommunications companies, such as Williams, AT&T Corporation, Qwest Communications International, Inc. and Level 3 Communications, Inc., and other Internet service providers. Many of our present and potential competitors have greater market presence, engineering and marketing capabilities, and larger financial, technological and personnel resources than those available to us. They may also enjoy certain price advantages with respect to the purchase of bandwidth from telecommunications carriers if, for example, they are a carrier themselves, or if they are affiliated with a carrier, or if their usage enables them to secure volume discounts. As a result, these present and future competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than we can.

    In addition to possessing greater financial, technological and personnel resources, a number of our present and future competitors have the ability to bundle other services and products with Internet access services which could place us at a competitive disadvantage. Certain companies are also exploring the possibility of providing or are currently providing Internet access services using alternative delivery methods, such as over the cable television infrastructure, through direct broadcast satellites and over wireless cable. See "--We face risks from new access technologies such as cable modems."

    We also anticipate increasing vertical and horizontal integration in our industry. As a result of increased competition and this integration in the industry, we could encounter significant pricing pressure both from our Internet appliance and our ZipDial customers. This pricing pressure could result in significant reductions in the average selling price of our services. For example, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their Internet access services, reducing the overall cost of their solutions and significantly increasing price pressures on us. We cannot assure you that we will be able to offset the effects of any such price reductions with an increase in the number of our customers, higher revenue from enhanced services, cost reductions or otherwise.

INDUSTRY CONSOLIDATION COULD ADVERSELY AFFECT US.

    The Internet access industry is experiencing consolidation and we believe the pace of this consolidation will increase in the near future. We cannot predict with any certainty how such consolidation will affect us or our competitors. Consolidation among Internet access providers could result in increased price and other competition in the market for wholesale Internet access services and we cannot assure you that we will be able to compete successfully in an increasingly consolidated industry. Any heightened competitive pressures may have a material adverse effect on our business, financial condition and results of operations. In addition, consolidation in the Internet service provider market could result in a reduced number of actual and potential customers for our ZipDial service as local and regional Internet service providers are absorbed by larger, national providers or as Internet service providers combine into entities with greater resources and purchasing power. A reduction in our potential customer base for ZipDial service could have a material adverse effect on our business, financial condition and results of operations.

WE MUST KEEP UP WITH RAPID TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS.

    The markets for our services are characterized by rapidly changing technology and evolving industry standards. Our future success will depend, in part, on our ability to:

    - effectively identify and implement leading technologies;

    - develop our technical expertise;

    - enhance our current Internet access services; and

    - influence and respond to emerging industry standards and other technological changes.

    All this must be accomplished in a timely and cost-effective manner. We cannot assure you that we will be successful in effectively identifying or implementing new technologies, identifying or developing new services or enhancing our existing services on a timely basis, if at all. We cannot assure you that those technologies or enhancements we do identify and develop will achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. We cannot assure you that we will succeed in adapting our Internet access services business to alternate technologies as they emerge. If we fail to identify and implement new technologies or services, our business, financial condition and results of operations could be materially adversely affected.

    Our success is also dependent upon the continued compatibility of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access products, we cannot assure you that industry standards will be established. If industry standards are established, we cannot assure you that we will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. Specifically, our services rely on the continued widespread commercial use of a group of network standards, or protocols, known in our industry as "TCP/IP." Alternative standards have been or are being developed. If any of these alternative protocols become widely adopted, there may be a reduction in the use of TCP/

IP, which could render our services obsolete, unmarketable or subject to substantial modification and upgrades. In addition, we cannot assure you that services or technologies developed by others will not render our services or technology uncompetitive or obsolete.

    An integral part of our strategy is to design our network to meet the requirements of emerging standards. However, we have, from time to time in the past, experienced difficulties in adapting to new standards and will likely experience similar difficulties in the future. Difficulties experienced while adapting to new standards may have a material adverse effect on our business, financial condition and results of operations. For example:

    - We initially experienced temporary service quality problems when enhancing our network to make use of new Nortel Networks equipment. The reduced service quality resulted in a temporary reduction in WebTV subscriber traffic and a corresponding reduction in revenue from WebTV.

    - We have recently upgraded our network to the most current modem standard, known as "V.90 56 kilobits per second." We initially had to delay our implementation of this upgrade due to compatibility issues between WebTV's devices and our Nortel Networks software.

    If we fail, for technological or other reasons, to implement emerging standards or to develop and introduce other new or enhanced services that are compatible with industry standards, then our business, financial condition and results of operations would be materially adversely affected.

WE FACE RISKS FROM NEW ACCESS TECHNOLOGIES SUCH AS CABLE MODEMS.

    We face the risk of fundamental changes in the way Internet access is delivered. Internet services are currently accessed primarily over telephone lines by computers and substantially all of our business concentrates on providing connectivity to the Internet over telephone lines, particularly dial-up connectivity. Several companies are providing Internet access on a limited basis via cable modems, wireless cable modems, satellite modems and other access devices that do not use telephone lines. According to Forrester Research, Internet access other than over telephone lines will constitute 23% of the Internet access market by 2002. Forrester Research predicts that cable modem connections, in particular, will gain market share from dial-up connections because cable modems offer the ability to operate at substantially higher data transmission speeds at attractive pricing, pervasive connectivity and ease of installation. In addition, some Internet appliances are presently configured to make use of these and other new access technologies if and when they become available. As the Internet becomes accessible through alternative access devices, we may experience an erosion in our customer base and in the number of their subscribers making use of our system as our customers allocate subscriber traffic away from our network to the newer, faster technologies. For example, if WebTV set-top boxes were configured to use cable modems and if Internet access using the cable network becomes widely available to WebTV subscribers, the number of WebTV subscribers using our network through a dial-up connection could fall significantly. In such event, we will be required to identify and develop alternative markets that can use the dial-up capabilities of our network or to embrace and incorporate such new access technologies. If we fail to either identify and successfully develop alternative services or otherwise to adapt to new access methods or other new technologies, our business, financial condition and results of operations would be materially adversely affected.

OUR SYSTEM MAY EXPERIENCE SECURITY BREACHES.

    Despite the implementation of network security and user authentication measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers, Internet users, our current or former employees or others. Computer viruses, break-ins or other problems caused by third parties could lead to significant interruptions or delays in service to our customers and their subscribers. Furthermore, inappropriate use of the network by third parties could also potentially jeopardize the security of confidential information stored in our computer systems and our customers' computer systems. We may face liability and may lose potential customers or our customers may lose subscribers as a result. We have no insurance covering such liabilities. Although we intend to continue to implement industry-standard security and authentication measures, our protective measures have been circumvented in the past. Moreover, we have in the past and expect in the future to experience security threats which we believe are typical to the business of providing Internet access. We cannot assure you that our security measures will prevent security breaches. The costs and resources required to eliminate computer viruses and alleviate other security problems could be prohibitively expensive and efforts to address such problems may result in interruptions, delays or cessation of service to our customers that could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND UPON KEY PERSONNEL AND MAY BE UNABLE TO HIRE AND RETAIN SUFFICIENT
  NUMBERS OF QUALIFIED PERSONNEL.

    Our success depends to a significant degree upon the continued contributions of Henry Zachs, our Co-Chairman and Chief Executive Officer, Christopher Jenkins, our President, and James Cocks, our Director of Networking. Mr. Zachs will devote approximately 50% of his time to our business following the consummation of the offering. The loss of the services of any of these employees could have a material adverse effect on us. We have an employment agreement with Mr. Jenkins, which expires in December, 2001, but do not have any employment agreements with Messrs. Zachs or Cocks or any other employee. Further, we do not carry key man life insurance on the life of any employee. Our success will also depend upon the continued service of the other members of our senior management team and our technical and marketing personnel. Competition in our industry for qualified employees, especially technical personnel, is intense. Our employees may voluntarily terminate their employment with us at any time. Our success also depends upon our ability to attract and retain additional highly qualified management, technical and marketing personnel. Locating personnel with the combination of skills and attributes required to carry out our strategy is often a lengthy process. The loss of key personnel, or the inability to attract additional, qualified personnel, could have a material adverse effect upon our results of operations, service development efforts and ability to complete the expansion of our network infrastructure.

GOVERNMENT REGULATION COULD NEGATIVELY IMPACT OUR BUSINESS.

    Regulation of the telecommunications industry is in a state of rapid and uncertain change. We cannot predict the direction or scope of these regulatory changes or the impact such changes may have on our business, financial condition or results of operations. Government regulation could negatively impact our business in a number of ways:

    - we may become subject to direct government regulation;

    - regulatory regimes governing our actual and future competitors could change in ways which enhance their ability to compete with us; and

    - our suppliers may be subject to regulation which has the effect of increasing our cost of doing business.

    Our activities are not presently subject to direct government regulation. The Federal Communications Commission, or FCC, currently does not regulate either value-added network software or computer equipment related services that transport data or voice messages based on Internet protocol over telecommunication facilities as telecommunications services. We provide value-added Internet protocol-based network services, in part, through data transmissions over public telephone lines. Operators of these types of value-added networks that provide access to regulated transmission facilities only as part of a data services package are classified for regulatory purposes as providers of "information services" and are currently excluded from regulations that apply to "telecommunications carriers." As such, we are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, future changes in law or regulation could result in some aspects of our current operations becoming subject to regulation by the FCC or another regulatory agency.

    State public utility commissions generally have declined to regulate enhanced or information services. Some states, however, have continued to regulate particular aspects of enhanced services in limited circumstances, such as where they are provided by incumbent local exchange carriers that operate telecommunications networks. Moreover, the public service commissions of some states continue to review potential regulation of such services. We cannot assure you that regulatory authorities of states where we provide Internet access services will not seek to regulate aspects of this activity as telecommunications services.

    If we become subject to direct government regulation, our business, financial condition and results of operations could be adversely affected.

    Our actual and potential future competitors include incumbent local exchange carriers, such as Southern New England Telecommunications Corporation, or SNET (a subsidiary of SBC Communications Inc.), and Bell Atlantic Corporation, which are presently subject to extensive government regulation. Changes in the regulations affecting these competitors could have the effect of enhancing their ability to compete with us, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

    In addition, we purchase significant services from entities which are subject to government regulation, including competitive local exchange carriers which provide key enabling components of our super points of presence. Competitive local exchange carriers are subject to extensive regulation by the FCC. This includes rules governing so-called "reciprocal compensation," the compensation of competitive local exchange carriers by incumbent local exchange carriers for telephone calls from incumbent local exchange carrier customers which are terminated on the competitive local exchange carrier's system. This regulation applies to dial-up calls to ZipLink's network which originate on an incumbent local exchange carrier's telephone line and pass through competitive local exchange carrier facilities used in our super points of presence. The FCC has recently considered the issue of reciprocal compensation and may, in the future, alter existing reciprocal compensation rules in ways which negatively affect competitive local exchange carriers. We cannot predict any future changes in reciprocal compensation or other rules governing competitive local exchange carriers or the impact any such regulatory changes may have on their businesses. If competitive local exchange carriers are adversely affected by regulatory changes, they may raise the price or otherwise modify the terms applicable to services they provide to ZipLink which are important to our super point of presence architecture. Such modifications could increase our cost of doing business and, as a result, negatively affect our ability to compete, reduce our gross margin on some services or otherwise have a material adverse effect on our business, financial condition and results of operations.

    We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business and we cannot assure you that future regulation or regulatory changes will not have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON OUR PROPRIETARY TECHNOLOGY AND TECHNOLOGICAL EXPERTISE.

    Although we believe our success is more dependent upon our technological expertise than on our proprietary rights, our success and ability to compete is dependent in part on our technology and know-how. We rely upon a combination of copyright, trademark and trade secret laws and contractual restrictions to protect our proprietary technology and know-how. We cannot assure you that such measures have been, or will be, adequate to prevent misappropriation of our proprietary technology or know-how. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

THIRD PARTIES MAY CLAIM WE INFRINGE THEIR PROPRIETARY RIGHTS.

    We have applied for or received certain trademarks for use in the United States. None of our technology is patented by us. We use certain "open source" and "shareware" software in our business, such as Linux and MRTG. We believe that such software is in the public domain and that its use by ZipLink and others is not subject to any charge or licensing fee, although we may, on a voluntary basis, make contributions to developers or, in some cases, incur charges for support materials or services relating to such software. However, we have not investigated our use of any open source or shareware software to determine whether it constitutes infringement of any third party proprietary rights. Although we do not believe our trademarks or use of technology infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert such claims against us in the future or that such claims will not be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to use such trademarks or technology. Such a judgment would have a material adverse effect on our business, financial condition and results of operations. If someone asserts a claim relating to proprietary technology or information against us, we may seek licenses to such intellectual property. We cannot assure you, however, that we could obtain licenses on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations.

WE ARE AT RISK FROM INAPPROPRIATE USE OF OUR NETWORK.

    We could face liability for the use of our network to carry or disseminate inappropriate information. The law relating to the liability of online service providers, private network operators and Internet service providers for information carried on or disseminated through the facilities of their networks is continuing to evolve and remains unsettled. Several private lawsuits seeking to impose such liability are currently pending. In the past, at least one court has ruled that Internet service providers could be found liable for copyright infringement as a result of information disseminated through their networks. Although no such claim has been asserted against us to date, we cannot assure you that such claims will not be asserted in the future. Further, while we have attempted to limit our liability in this respect through various contractual means, we cannot assure you that our liability will be so limited in the event of any litigation or other claim against us. We do not have any insurance covering liabilities or claims relating to the use of our network or to materials disseminated using our network. Federal laws have been enacted, however, which, under certain circumstances, may provide Internet service providers with immunity from liability for information that is disseminated through their networks when they are acting as mere conduits of information. A Federal Court of Appeals has recently held that the Telecommunications Act of 1996 creates immunity from liability for Internet service providers for libel claims arising out of information disseminated over their services by third party content providers. In addition, the Digital Millennium Copyright Act of 1998, creates a safe harbor from copyright infringement liability for Internet service providers that meet certain requirements. We have complied with these requirements by instituting certain technical measures and by registering with the Copyright Office. We cannot assure you, however, that the Digital Millennium Copyright Act or any other legislation will protect us from copyright infringement liability.

    The Child Online Protection Act of 1998 prohibits and imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring, by means of the World Wide Web, material that is harmful to minors without restricting access to such material by persons under seventeen years of age. Numerous states have adopted or are currently considering similar types of legislation. The imposition upon us as an Internet access provider of potential liability for such materials carried on or disseminated through our system could require us to implement measures to reduce our exposure to such liability. Such measures may require the expenditure of substantial resources or the discontinuation of certain service offerings. Further, the costs of defending against any such claims and potential adverse outcomes of such claims could have a material adverse effect on our business, financial condition and results of operations. The Child Online Protection Act of 1998 has been challenged by civil rights organizations in part on the grounds that it violates the First Amendment. A similar statute was held unconstitutional by the United States Supreme Court in 1997. A United States District Court has temporarily enjoined enforcement of the law pending final resolution of the case. We do not carry any insurance against any claims related to the use of our network by third parties.

    Our network operations, like those of all Internet service providers and on-line services, are at risk from inappropriate uses by third parties known as "spamming." Spamming occurs when a user, which could be a subscriber of a ZipDial customer, employs our network to rapidly distribute a large number of unsolicited e-mails to users of other networks. The volume of unsolicited e-mails can cause congestion on the originating network, in this case ZipLink's, or on the networks of other providers who serve addressees of the e-mails. These addressees may also register complaints with their host Internet service providers. As a result, many Internet service providers react to spamming of their users by temporarily blocking the flow of traffic from the originating network until that network blocks access by the offending user and terminates the flow of unwanted e-mails. Because these blockages are not specific to the offending user, they affect all traffic emanating from the originating network and can result in the temporary interruption of service to all users of that network. If ZipLink's network is used by a spammer, service to our users could be interrupted and our business, financial condition and results of operations could be materially adversely affected. Although ZipLink attempts to prevent use of its network for spamming through contractual means and through industry standard network monitoring, spamming has occurred on our network in the past and we cannot assure you that spamming will not occur in the future.

OUR CO-CHAIRMEN AND OUR CHIEF EXECUTIVE OFFICER WILL BENEFIT FROM THIS OFFERING.

    Since our inception, we have relied substantially on equity contributions and advances from Henry Zachs, our Co-Chairman and Chief Executive Officer, Eric Zachs, our Co-Chairman, and their affiliates and, more recently, on loans from commercial banks supported by the personal guarantee of Henry Zachs. These recent commercial loans have been on terms and at rates that would not otherwise have been available to us absent Henry Zachs' personal guarantee. We intend to use a portion of the net proceeds of this offering to repay our outstanding indebtedness to Fleet Bank, N.A. and to obtain the release of Henry Zachs' personal guarantee of such indebtedness, resulting in a material benefit to Henry Zachs. Further, Henry Zachs has agreed to personally guarantee an additional $10.0 million of indebtedness to ZipLink from institutional lenders acceptable to Henry Zachs. This guarantee will terminate upon the closing of this offering. See "Certain Relationships and Related Transactions." Additionally, this offering is expected to create a public market for our common stock which may result in a substantial increase in the market value of the initial investments of Henry and Eric Zachs and their affiliates.

OUR CO-CHAIRMEN AND OUR CHIEF EXECUTIVE OFFICER WILL, IN THE AGGREGATE,
  BENEFICALLY OWN 54.1% OF OUR COMMON STOCK AND, AS A RESULT, CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR COMPANY.

    Henry Zachs, our Co-Chairman and Chief Executive Officer, and Eric Zachs, our Co-Chairman, will, in the aggregate, beneficially own approximately 54.1% of our common stock following the completion of this offering (52.0% if the underwriters' over-allotment option is exercised in full), based upon an assumed initial public offering price of $13.00 per share. These stockholders will be able to control most matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of ZipLink, which in turn could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock. See "Principal Stockholders."

WE FACE RISKS FROM POTENTIAL VOLATILITY IN OUR STOCK PRICE.

    Currently, there is no public market for our common stock. We cannot predict the extent to which investor interest in our common stock will lead to the development of a trading market or how liquid that market might become. The market price for our common stock could be subject to fluctuations and it may decline below the initial public offering price. The stock market has recently experienced significant price and volume fluctuations that have affected the market prices for the common stocks of Internet-related companies. In the past, these broad market fluctuations have been unrelated or disproportionate to the operating performance of these companies. If there are similar industry-wide fluctuations in the future, the price of our common stock could drop suddenly and significantly, even if there has been no adverse change in our business, financial condition or results of operations.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR
  STOCK PRICE.

    The market price for our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering, or the perception that such sales may occur. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, commencing 180 days after the date of this offering, some of our executive officers, existing stockholders and Williams, have the right to demand registration or to require us to include approximately 9,077,885 of their shares in some registration statements relating to our securities. The existence of these rights may increase the likelihood, or the perceived likelihood that these stockholders will sell a large number of shares of common stock in the market after the offering. See "Shares Eligible for Future Sale."

WE WILL HAVE BROAD DISCRETION IN USE OF THE PROCEEDS FROM THIS OFFERING.

    We intend to use a substantial portion of the proceeds of this offering for working capital and general corporate purposes. Accordingly, our management will have broad discretion in how the proceeds from this offering are used. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. See "Use of Proceeds."

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

    We expect the initial public offering price to be substantially higher than the net tangible book value per share of our common stock. Therefore, investors purchasing shares in the offering will incur immediate and substantial dilution in net tangible book value per share. The dilution to investors in this offering will be approximately $10.52 per share, based upon an assumed initial public offering price of $13.00 per share. In addition, the exercise of stock options and warrants could cause additional substantial dilution to such investors. See "Dilution."

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS WHICH COULD NEGATIVELY IMPACT OUR
  STOCKHOLDERS.

    We are subject to Delaware laws that could have the effect of delaying, deterring or preventing a change in control of ZipLink. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless some conditions are met. In addition, provisions in our Amended and Restated Certificate of Incorporation and By-Laws, and the significant proportion of our stock held by our executive officers, directors and affiliates, could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management. One such provision is the ability of our Board of Directors to authorize the issuance of preferred stock with rights and privileges that might be senior to our common stock without stockholder approval. Our Amended and Restated Certificate of Incorporation and By-Laws also provide that stockholders may not take action by written consent and that special meetings of the stockholders may only be called by our Board of Directors. Our Amended and Restated Certificate of Incorporation and By-Laws further require a supermajority vote of the stockholders to amend certain provisions of our Amended and Restated Certificate of Incorporation or the By-Laws. See "Description of Capital Stock--Delaware Anti-takeover Law and Certain Charter and By-Law Provisions."

                           FORWARD LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements, as a result of certain factors, as more fully described in "Risk Factors" and elsewhere in this prospectus. We caution you that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on these forward-looking statements which reflect our management's view only as of the date of this prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 3,500,000 shares of common stock we are offering will be approximately $41,000,000 ($47,347,250 if the underwriters' over-allotment is exercised in full), based upon an assumed initial public offering price of $13.00 per share, and after deducting the underwriting discount and other estimated offering expenses.

    The following table sets forth our estimated use of the net proceeds of the offering:

Repayment of outstanding indebtedness under line of credit(1).............................  $20,000,000
Expansion of network infrastructure.......................................................   10,000,000
Sales and marketing.......................................................................    2,300,000
Working capital and general corporate purposes............................................    8,700,000
                                                                                            -----------
        Total.............................................................................  $41,000,000
                                                                                            -----------
                                                                                            -----------

------------------------

(1) The Fleet Bank line of credit matures on April 1, 2001, accrues interest at a variable rate equal to the London Interbank Offered Rate, or LIBOR, plus 0.30% and was incurred in March 1998 to refinance advances from Henry Zachs, our Co-Chairman and Chief Executive Officer, and Eric Zachs, our Co-Chairman, and certain of their affiliates, to refinance indebtedness guaranteed by Henry and Eric Zachs, as well as to provide us with general working capital. The interest rate applicable to the Fleet Bank line of credit was 5.26% as of March 31, 1999.

    We are presently seeking one or more debt financings aggregating approximately $15.0 million to be used for capital expenditures, working capital and other general corporate purposes as a replacement for the Fleet Bank line of credit. We cannot assure you that we will be able to obtain any such financing or that, if available, it will be on terms we deem acceptable.

    We will retain broad discretion in the allocation of the net proceeds from this offering. The amounts actually expended for any such purposes may vary significantly and will depend upon a number of factors, including the amount of our future revenues, our ability to obtain additional financing and other factors described under "Risk Factors" and elsewhere in this prospectus. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

    We have not paid and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain our earnings, if any, for use in our growth and ongoing operations. Any determination to declare or pay cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as the Board of Directors determines are relevant.

                                 CAPITALIZATION

    The following table sets forth the capitalization of ZipLink, as of March 31, 1999, (A) on an actual basis, (B) on a pro forma basis to give effect to (i) the Reorganization, (ii) the conversion of all outstanding convertible debt into 834,615 shares of common stock concurrently with this offering, based upon an assumed initial public offering price of $13.00 per share, and (C) on a pro forma as adjusted basis to give effect to (i) the sale of 3,500,000 shares of common stock in this offering, at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discount and the estimated offering expenses, (ii) the issuance of 233,654 shares of common stock to Williams concurrently with the closing of this offering, based upon an assumed initial public offering price of $13.00 per share, and (iii) the application of the estimated net proceeds therefrom as described under the section "Use of Proceeds." You should read the following table together with our financial statements and notes thereto included elsewhere in this prospectus.

                                                                                 (A)          (B)          (C)
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ----------  -----------  -----------
                                                                                     (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................................  $      303   $     303    $  22,303
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

Long-term obligations:
  Capital lease obligations.................................................  $      692   $     692    $     692
  Note payable..............................................................      19,000      19,000           --
  Convertible debentures....................................................       7,500          --           --
                                                                              ----------  -----------  -----------
    Total long-term obligations (including current portion).................      27,192      19,692          692

Members'/Stockholders' equity (deficit):
  Preferred stock, $.001 par value; no shares authorized, issued or outstanding, actual; 1,000,000 shares authorized, no shares issued or
    outstanding (pro forma and pro forma as adjusted).......................          --          --           --
  Common stock, $.001 par value, no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, 9,000,000 and
    12,733,654 issued and outstanding (pro forma and pro forma as adjusted,
    respectively)...........................................................          --           9           13
  Additional paid-in capital................................................          --      13,568       57,264
  Accumulated deficit.......................................................          --     (25,720)     (25,720)
                                                                              ----------  -----------  -----------
    Total members'/stockholders' equity (deficit)...........................     (19,643)    (12,143)      31,557
                                                                              ----------  -----------  -----------
      Total capitalization..................................................  $    7,549   $   7,549    $  32,249
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

    The outstanding share information excludes:

    - 1,500,000 shares reserved for issuance under our 1999 Stock Option Plan (after giving effect to the conversion of our outstanding options under our Unit Option Plan), of which options to purchase 364,470 shares, exerciseable at a weighted average price of $2.66 per share, have been granted and options to purchase 355,150 shares, exerciseable at a weighted average price of $12.78 per share, based upon an assumed initial public offering price of $13.00 per share, will be granted concurrently with the closing of this offering; and

    - 58,521 shares reserved for issuance upon the exercise of an outstanding warrant at a price of $1.71 per share.

                                    DILUTION

    After giving effect to (i) the conversion of the $7.5 million of outstanding convertible debt held by Nortel Networks into an aggregate of 834,615 shares of common stock concurrently with the closing of this offering, based upon an assumed initial public offering price of $13.00 per share, and (ii) 233,654 shares of common stock issuable to Williams concurrently with the closing of this offering, based upon an assumed initial public offering price of $13.00 per share, the pro forma net tangible book value of ZipLink as of March 31, 1999 would have been $(9.4 million), or $(1.02) per share of common stock. The pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (pro forma tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding. Dilution per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share after the offering. After giving effect to the sale of the shares of common stock in the offering at an assumed initial public offering price of $13.00 per share and after deducting the underwriting discount and the other estimated offering expenses payable by us, the pro forma net tangible book value of ZipLink as of March 31, 1999 would have been $2.48 per share. This represents an immediate accretion in the net tangible book value of $3.50 per share to existing stockholders and an immediate dilution in net tangible book value of $10.52 per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates this per share dilution.

Assumed initial public offering price per share...............             $   13.00
                                                                           ---------
  Pro forma net tangible book value per share as at March 31,
    1999......................................................  $   (1.02)
  Increase per share attributable to new investors............  $    3.50
                                                                ---------
Pro forma net tangible book value per share after the
  offering....................................................                  2.48
                                                                           ---------
Dilution per share to new investors (1).......................             $   10.52
                                                                           ---------
                                                                           ---------

------------------------

(1) If the underwriters' over-allotment is exercised in full, the pro forma net tangible book value per share after the offering would be $2.86, resulting in an immediate dilution of $10.14 per share to investors purchasing shares in this offering.

    The following table summarizes, on a pro forma basis, as of March 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by (i) Nortel Networks, (ii) other existing stockholders, (iii) Williams, and (iv) investors purchasing shares from us in this offering at an assumed initial public offering price of $13.00 per share (before deducting the underwriting discount and estimated offering expenses payable by us). The information provided gives effect to the Reorganization as if it had occurred as at the inception of ZipLink, LLC, a Connecticut limited liability company, our predecessor in interest.

                                                              SHARES PURCHASED          TOTAL CONSIDERATION       AVERAGE
                                                         --------------------------  --------------------------    PRICE
                                                            NUMBER        PERCENT       AMOUNT        PERCENT    PER SHARE
                                                         -------------  -----------  -------------  -----------  ---------
Nortel Networks(1).....................................      1,659,478        13.0%  $  10,000,000        17.2%  $    6.03
Other existing stockholders............................      7,340,522        57.7           9,500          --          --
Williams...............................................        233,654         1.8       2,700,000         4.6       11.56
New investors..........................................      3,500,000        27.5      45,500,000        78.2       13.00
                                                         -------------         ---   -------------         ---
    Total..............................................     12,733,654         100%  $  58,209,500         100%
                                                         -------------         ---   -------------         ---
                                                         -------------         ---   -------------         ---

------------------------

(1) Includes 824,863 shares purchased from us for $3.03 per share on December 23, 1997, 450,000 shares of common stock issued upon conversion of a $2.5 million convertible debenture at a conversion price of $5.56 per share, and 384,615 shares of common stock issued upon conversion of a $5.0 million convertible debenture at a conversion price of $13.00 per share, based upon an assumed initial public offering price of $13.00 per share, which conversions will occur concurrently with the closing of this offering.

    The foregoing table assumes that no stock options or warrants outstanding as of March 31, 1999 have been exercised. There were, as of March 31, 1999, outstanding options to purchase 364,470 shares of common stock, exerciseable at a weighted average price of $2.66 per share, and an outstanding warrant to purchase 58,521 shares of common stock, with an exercise price of $1.71 per share. To the extent outstanding options and warrants are exercised, there will be additional dilution to investors purchasing shares in this offering.

                            SELECTED FINANCIAL DATA

    The following selected statement of operations data of ZipLink, for the three years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1996, 1997, 1998 have been derived from our financial statements, which have been audited by Arthur Andersen LLP, independent accountants, whose report is included elsewhere in this prospectus. The selected statement of operations data for the period from November 21, 1995 (date of inception) to December 31, 1995 and the balance sheet data as of December 31, 1995 have been derived from unaudited financial statements of ZipLink and, in our opinion, these financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information. The selected statement of operations data for the three months ended March 31, 1998 and 1999 and the balance sheet data as of March 31, 1999 have been derived from our unaudited financial statements which are included elsewhere in this prospectus and which include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and the results of our operations for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The pro forma data reflects the net loss, net loss per common share and the weighted average common shares outstanding for each period presented assuming for each period presented the capital contribution of the members had been converted into common stock, pursuant to the Reorganization, at the beginning of each respective period. The pro forma financial data included herein is not necessarily indicative of the results that would have been obtained had the Reorganization been consummated on the dates indicated, nor do they purport to indicate the results of future operations. The following selected financial data is qualified by reference to, and should be read in conjunction with, the financial statements of ZipLink, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                PERIOD FROM
                                               NOVEMBER 21,                                     THREE MONTHS ENDED
                                               1995 (DATE OF
                                               INCEPTION) TO      YEAR ENDED DECEMBER 31,           MARCH 31,
                                               DECEMBER 31,   -------------------------------  --------------------
                                                   1995         1996       1997       1998       1998       1999
                                               -------------  ---------  ---------  ---------  ---------  ---------
                                                (UNAUDITED)                                        (UNAUDITED)

                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.....................................   $        --   $     756  $   5,236  $   7,088  $   1,678  $   2,745
Cost of revenues.............................            --       1,782      3,187      6,271      1,286      1,758
Selling, general and administrative..........            25       7,373      6,507      5,174      1,247      1,385
Depreciation and amortization................             1         384      1,084      2,637        488        950
                                               -------------  ---------  ---------  ---------  ---------  ---------
  Total costs and expenses...................            26       9,539     10,779     14,082      3,020      4,093
                                               -------------  ---------  ---------  ---------  ---------  ---------
Loss from operations.........................           (26)     (8,783)    (5,543)    (6,994)    (1,342)    (1,348)
  Interest and other expenses, net...........            --          19      1,167      1,452        267        389
                                               -------------  ---------  ---------  ---------  ---------  ---------
Net loss.....................................   $       (26)  $  (8,802) $  (6,709) $  (8,446) $  (1,609) $  (1,737)
                                               -------------  ---------  ---------  ---------  ---------  ---------
                                               -------------  ---------  ---------  ---------  ---------  ---------
PRO FORMA DATA:
Pro forma net loss...........................   $       (26)  $  (8,802) $  (6,709) $  (8,446) $  (1,609) $  (1,737)
Pro forma net loss per common share-- basic
  and diluted................................         (0.00)      (1.16)     (0.91)     (1.03)     (0.20)     (0.21)
Weighted average common shares
  outstanding--basic and diluted.............         7,568       7,568      7,394      8,165      8,165      8,165
OTHER FINANCIAL DATA:
Capital expenditures.........................   $        79   $   4,219  $   8,516  $   1,313  $     791  $     199
EBITDA(1)....................................           (25)     (8,399)    (4,527)    (4,502)      (854)      (436)

------------------------

(1) EBITDA consists of net loss excluding net interest, taxes, and depreciation and amortization expenses. EBITDA is provided because we believe that investors find it to be a useful tool for approximating our cash flow. EBITDA is presented to enhance an understanding of our operating results and should not be construed (i) as an alternative to operating income (as determined in accordance with GAAP) as an indicator of our operating performance or (ii) as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our methodology for calculating EBITDA may be different from that used by other companies. See the financial statements and notes thereto contained elsewhere in this prospectus for more detailed information.

    The following pro forma as adjusted balance sheet data as of March 31, 1999 gives effect to (i) the Reorganization, (ii) the conversion of all outstanding convertible debt into common stock concurrently with the closing of this offering, based upon an assumed initial public offering price of $13.00 per share, (iii) the issuance of 233,654 shares of common stock to Williams concurrently with the closing of this offering, at an effective price of $11.56 per share, based upon an assumed initial public offering price of $13.00 per share, (iv) the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses, and (v) the application of the estimated net proceeds from the offering, including the repayment of the note payable to Fleet Bank in the amount of $19.0 million.

                                                                                            AS OF MARCH 31, 1999
                                                         AS OF DECEMBER 31,                -----------------------
                                            ---------------------------------------------               PRO FORMA
                                               1995        1996       1997        1998       ACTUAL    AS ADJUSTED
                                            -----------  ---------  ---------  ----------  ----------  -----------
                                            (UNAUDITED)                                          (UNAUDITED)

                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................   $   2,074   $     301  $   1,082  $      512  $      303   $  22,303
Working capital (deficit).................         (78)     (6,841)    (5,317)     (3,062)     (2,927)     22,648
Total assets..............................       2,185       4,569     12,984      11,174      10,781      35,481
Long-term debt, net of current portion....          --          --     15,803      17,939      19,214         214
Convertible debentures, net of current
  portion.................................          --          --         --       7,000       6,625          --
Members'/Stockholders' equity (deficit)...           1      (3,024)    (9,748)    (18,089)    (19,643)     31,557

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON ZIPLINK'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    ZipLink is a national provider of wholesale Internet access services to developers and vendors of Internet appliances and local, regional and national Internet service providers. ZipLink was founded in November, 1995. We began testing our Internet network in the Northeastern U.S. in April, 1996. In June, 1996, we commenced revenue generating operations from the provision of direct Internet access to retail users. In July, 1996, we acquired the network assets and call center of the former Delphi Internet Corporation/News America Holdings, Incorporated joint venture ("Delphi") from iGuide, Inc, began use of our present network architecture and commenced initial deployment of super points of presence. We commenced revenue generating operations from WebTV in December, 1996. During 1998, we began an upgrade of substantially all of our points of presence and expanded our network to new geographic areas.


    We derive a significant portion of our revenues from the provision of wholesale Internet access services for Internet appliances, including Internet connectivity, subscriber authentication, e-mail filtering and forwarding and other specially developed services. One customer, WebTV, accounts for substantially all of our revenues from Internet appliance services. Revenues from the provision of wholesale Internet access to WebTV are recognized monthly as services are performed. We receive a fixed price per WebTV subscriber per month if WebTV uses us as its first choice provider of connectivity to WebTV. If we are not designated as the first choice provider by WebTV, we receive an hourly rate to the extent that a WebTV subscriber actually obtains connectivity through our network.


    We also provide wholesale national dial-up Internet access and enhanced services, including digital subscriber line service where available, under the name ZipDial, to 85 Internet service providers (as of April 30, 1999). Our services enable Internet service providers to quickly and inexpensively expand their existing geographic coverage and offer national dial-up Internet access, without investing in costly infrastructure. Revenues from our ZipDial program are recognized monthly as services are provided.

    We also provide direct Internet access under the ZipLink name to a limited number of retail users, although we intend to devote minimal resources to marketing in this area. Revenues from these users are derived from service subscriptions and are recognized monthly.

    Since inception, we have incurred net losses and experienced negative cash flow from operations. Our cumulative net loss from operations as of March 31, 1999 was $25.7 million. We expect to continue to operate at a net loss and experience negative cash flow for the foreseeable future given the level of planned operating and capital expenditures. Our ability to achieve profitability and positive cash flow from operations is dependent upon our ability to substantially grow our revenue base through expansion of our ZipDial program and an increase in sales of access services for Internet appliances and to achieve operating efficiencies. We plan to make significant capital expenditures to expand our network and to increase our operating expenses based in large part on our estimate of potential future revenues. If our future revenues fall short of our estimates or if our operating expenses exceed our expectations, then we may never obtain or sustain profitability.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods presented, certain data from our statement of operations expressed as a percentage of revenues.

                                                                                                        THREE MONTHS
                                                                          YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                                        ---------------------------   -----------------
                                                                          1996     1997      1998      1998      1999
                                                                        --------  -------   -------   -------   -------
Revenues..............................................................     100.0%  100.0%    100.0%    100.0%    100.0%
Cost of revenues......................................................     235.9    60.9      88.5      76.6      64.0
Selling, general and administrative...................................     975.6   124.3      73.0      74.3      50.4
Depreciation and amortization.........................................      50.8    20.7      37.2      29.1      34.6
                                                                        --------  -------   -------   -------   -------
Loss from operations..................................................  (1,162.3) (105.9)    (98.7)    (80.0)    (49.0)
Interest and other expenses, net......................................      (2.5)  (22.2)    (20.5)    (15.9)    (14.2)
                                                                        --------  -------   -------   -------   -------
Net loss..............................................................  (1,164.8)% (128.1)% (119.2)%   (95.9)%   (63.2)%
                                                                        --------  -------   -------   -------   -------
                                                                        --------  -------   -------   -------   -------

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

    REVENUES. Revenues increased 58.8% from $1.7 million for the three months ended March 31, 1998 to $2.7 million for the three months ended March 31, 1999. This increase was due to WebTV revenues, which increased from $1.1 million for the three months ended March 31, 1998 to $2.2 million for the three months ended March 31, 1999. During this period, revenue from direct retail users decreased from $561,000 for the three months ended March 31, 1998 to $465,000 for the three months ended March 31, 1999. Revenues from ZipDial services for the three months ended March 31, 1999 were $77,000.

    COST OF REVENUES. Cost of revenues consist primarily of telecommunications costs and collocation costs for super points of presence. Cost of revenues increased 38.5% from $1.3 million for the three months ended March 31, 1998 to $1.8 million for the three months ended March 31, 1999. This increase was primarily due to an increase in telecommunication costs and, to a lesser extent an increase in collocation costs.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of salaries, professional services, marketing and promotional materials to expand our revenue base and other costs related to our sales, finance and administrative functions. Selling, general and administrative expenses increased 16.7% from $1.2 million for the three months ended March 31, 1998 to $1.4 million for the three months ended March 31, 1999. This increase was primarily due to salaries, marketing and administrative expenses associated with the growth in our ZipDial program and business strategies, partially offset by a reduction in professional services.

    DEPRECIATION AND AMORTIZATION. Depreciation expense increased from $488,000 for the three months ended March 31, 1998 to $950,000 for the three months ended March 31, 1999. Substantially all of this increase resulted from the effect of additional capital assets purchased and placed in service during 1998.

    INTEREST EXPENSE. Interest expense increased from $277,000 for the three months ended March 31, 1998 to $356,000 for the three months ended March 31, 1999. This increase was due to interest on an additional $7.0 million of convertible debt from Nortel Networks and increased borrowings on our line of credit.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUES. Revenues increased 36.5% from $5.2 million for the year ended December 31, 1997 to $7.1 million for the year ended December 31, 1998. Substantially all of this increase resulted from WebTV revenues which increased from $2.5 million for the year ended December 31, 1997 to $4.8 million for the year ended December 31, 1998. During this period, revenue from direct retail users decreased from $2.3 million for the year ended December 31, 1997 to $1.9 million for the year ended December 31, 1998. This decrease reflects our decision to shift our business and marketing strategy from the provision of direct retail service to wholesale service for Internet service providers. We launched our ZipDial program in November, 1998. Revenues from ZipDial services for the year ended December 31, 1998 were $32,000.

    COST OF REVENUES. Cost of revenues increased 96.9% from $3.2 million for the year ended December 31, 1997 to $6.3 million for the year ended December 31, 1998. Substantially all of this increase was due to telecommunications costs reflecting the expansion of our network infrastructure during 1998. Costs for collocation for super points of presence increased in 1998 as the number of super points of presence increased from ten at December 31, 1997 to 18 at December 31, 1998.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses decreased 20.0% from $6.5 million for the year ended December 31, 1997 to $5.2 million for the year ended December 31, 1998. This decrease was principally due to a substantial reduction in employees during 1997, most of the cost savings of which was not realized until 1998. This reduction in employees resulted from the termination of customer support provided by ZipLink under an agreement with Delphi Internet Services, Inc. related to the acquisition of the Delphi assets and our shift in focus from the direct retail market to the wholesale Internet access market.

    DEPRECIATION AND AMORTIZATION. Depreciation expense increased from $1.1 million for the year ended December 31, 1997 to $2.6 million for the year ended December 31, 1998. This increase was principally due to additional capital expenditures incurred in 1998 for network infrastructure and the effect of a full year of depreciation on assets acquired during 1997.

    INTEREST EXPENSE. Interest expense increased from $1.1 million for the year ended December 31, 1997 to $1.3 million for the year ended December 31, 1998. Substantially all of this increase was due to interest on convertible debt funded by Nortel Networks during 1998 and increased borrowing in 1998 on our line of credit.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES. We commenced revenue generating activity from direct retail users in June, 1996 and from WebTV in December, 1996. Revenues increased 587.8% from $756,000 for the year ended December 31, 1996 to $5.2 million for the year ended December 31, 1997. This increase was primarily due to an increase in our WebTV revenues from $30,000 for the year ended December 31, 1996 to $2.5 million for the year ended December 31, 1997. The remainder was largely due to an increase in revenue from direct retail users from $500,000 in 1996 to $2.3 million for the year ended December 31, 1997.

    COST OF REVENUES. Cost of revenues increased 77.8% from $1.8 million for the year ended December 31, 1996 to $3.2 million for the year ended December 31, 1997. This increase was primarily due to an increase in telecommunications costs and, to a lesser extent an increase in collocation costs, which was offset by a small decrease in software costs.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses decreased 12.2% from $7.4 million for the year ended December 31, 1996 to $6.5 million for the year ended December 31, 1997. This decrease was due to a significant reduction in employees during 1997 associated with the termination of the customer support agreement with Delphi Internet Services, Inc. and our shift in focus from the direct retail market to the wholesale Internet access market.

    DEPRECIATION AND AMORTIZATION. Depreciation expense increased from $384,000 for the year ended December 31, 1996 to $1.1 million for the year ended December 31, 1997. The increase in depreciation resulted from our increased investment in our network infrastructure, with equipment purchases of approximately $8.5 million for the year ended December 31, 1997, as well as a full year of depreciation for the equipment purchased during 1996.

    INTEREST EXPENSE. Interest expense increased from $30,000 for the year ended December 31, 1996 to $1.1 million for the year ended December 31, 1997. This increase resulted from increased levels of borrowing under a line of credit to support operations.

INCOME TAXES

    No benefit for federal and state income taxes is reported in the financial statements as ZipLink has been taxed as a partnership since inception. Therefore, for the periods presented, the federal and state tax effects of the tax losses were recorded by the members of the limited liability company in their respective income tax returns. Subsequent to the consummation of the Reorganization, we will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Had we applied the provisions of SFAS No. 109 for the period from inception (November 21, 1995) through March 31, 1999, the deferred tax asset generated, primarily from net operating loss carryforwards, would have been offset by a full valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed our operations primarily from investments and advances from Henry and Eric Zachs and their affiliates, loans from commercial banks, including Fleet Bank, supported by Henry Zachs and/or Eric Zachs' personal guarantee and investments of equity and debt from Nortel Networks. The principal uses of cash have been to fund working capital requirements and capital expenditure programs. At December 31, 1996, 1997 and 1998 and March 31, 1999, we had $301,000, $1.1 million, $512,000 and $303,000, respectively, in cash and cash equivalents.

    Net cash used in operating activities was $6.0 million, $3.4 million, $8.9 million and $1.3 million for the years ended December 31, 1996, 1997 and 1998, and for the three months ended March 31, 1999, respectively. Net cash used in operating activities for the year ended December 31, 1996 is primarily attributable to our net loss, partially offset by depreciation and amortization and the increases in accounts payable and accrued expenses. Net cash used in operating activities for the year ended December 31, 1997 is primarily attributable to our net loss and decreases in amounts due to affiliates, partially offset by depreciation and amortization and the increases in accounts payable. Net cash used in operating activities for the year ended December 31, 1998 is primarily attributable to our net loss and decreases in accounts payable, partially offset by depreciation and amortization, compensation expenses associated with the granting of unit options and a warrant and the increases in accrued expenses. Net cash used in operating activities for the three months ended March 31, 1999 is primarily attributable to our net loss, increases in accounts receivable and prepaid expenses and decreases in amounts due to affiliates partially offset by depreciation and amortization and the increases in accounts payable and deferred revenue.

    Net cash used in investing activities was $4.3 million, $7.0 million, $1.3 million and $199,000 for the years ended December 31, 1996, 1997 and 1998, and for the three months ended March 31, 1999, respectively. Principal investments were for capital expenditures which amounted to $4.2 million, $7.0 million, $1.3 million and $199,000 for the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1999, respectively. Significant capital expenditures for the year ended December 31, 1996 include the acquisition of Delphi's network assets and call center for $2.7 million, and, for the year ended December 31, 1997, $1.5 million of network equipment and $6.1 million of other equipment acquired from Nortel Networks to continue the expansion of our network. We purchased $1.3 million of additional equipment in 1998.

    Net cash provided by financing activities was $8.5 million, $11.1 million, $9.7 million and $1.3 million for the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1999, respectively. Net cash provided by financing activities includes approximately $5.8 million of net contributions from Henry and Eric Zachs and their affiliates in 1996 and approximately $2.5 million of net distributions to Henry and Eric Zachs and their affiliates in 1997, as well as loans from commercial banks, such loans being supported by Henry Zachs and/or Eric Zachs' personal guarantee. In November, 1996, we obtained a $5.0 million line of credit from BancBoston to be used for working capital purposes. In December, 1997, this line of credit was increased to provide for maximum borrowings of up to $20.0 million with a maturity date of October 1, 2000. This line of credit was refinanced in March, 1998 with the proceeds of a line of credit from Fleet Bank which provided for maximum borrowings of $15.0 million. The Fleet Bank line of credit was increased to $20.0 million in October, 1998 and to $25.0 million in April, 1999 and has a maturity date of April 1, 2001. In addition, we received a $10.0 million investment ($2.5 million equity in 1997 and $7.5 million convertible debt in 1998) from Nortel Networks for working capital, to facilitate our network buildout and upgrade our network infrastructure. In 1997, we also entered into a capital lease for $1.5 million of equipment.

    We intend to use approximately $20.0 million of the net proceeds from this offering to repay the then-outstanding principal amount of our line of credit with Fleet Bank ($19.0 million as of March 31, 1999). We intend to terminate this facility after the closing of this offering. We are also seeking to obtain one or more debt financings aggregating approximately $15.0 million to be used for capital expenditures, working capital and other general corporate purposes as a replacement for the Fleet Bank line of credit. We further intend to make approximately $6.5 million in capital expenditures in 1999, primarily to expand our network infrastructure and increase our area of service coverage. Subject to our capital resources, we currently expect that our capital expenditures will be substantially higher in future periods in connection with the expansion of our network capacity and the increase in our area of service coverage. Cash used to service debt associated with our capital lease obligation is anticipated to be $528,624 for the year ended December 31, 1999 and $352,416 for the year ended December 31, 2000.

    We believe that our available cash from operations, combined with the net proceeds from this offering (after repayment of the Fleet Bank line of credit) will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We anticipate that we will need to raise significant additional capital for the period after the next 12 months through public or private debt or equity financings or other sources in order to execute our business plan.

YEAR 2000 ISSUES

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, our computer programs that have date-sensitive software and software of companies into which our network is interconnected may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    We rely on our computer systems for authentication of our wholesale customers onto our network, e-mail and web services, billing and customer support activities and network monitoring. We are currently in the process of reviewing our products and services, as well as our internal management information systems and non-information technology systems in order to identify and modify those products, services and systems that are not Year 2000 compliant. In addition, we have contacted approximately 40% of our suppliers to ascertain their Year 2000 status. During the next 60 days we plan to contact the remainder of our suppliers, as well as our significant customers, including WebTV, to ascertain their Year 2000 status. At this time, we estimate that our direct costs associated with remediation and verification to become Year 2000 compliant will not exceed $180,000, although the actual cost of achieving compliance could differ materially from this estimate.

    We are currently engaged in Phase I of our Year 2000 Compliance Project and have tested and replaced or corrected some non-compliant equipment and software. A member of the senior management team has been identified to lead the Year 2000 Compliance Project. We define the term "Year 2000 Compliance" to mean the assurance that our customers will not be negatively impacted, nor will there be any disruption in service, by dates prior to, during, or after the year 2000. Phase I of this project involves doing a full inventory of all equipment, computer hardware, and software. Based upon this inventory, all equipment, computer hardware, and software components will then be tested for Year 2000 Compliance. Phase II of this project involves evaluation of the results of these tests. Any equipment, computer hardware, or software component that is found to be non-compliant will then be upgraded, rewritten, or replaced as required to achieve compliance.

    As of December 31, 1998, we have spent approximately $50,000 correcting incidents of noncompliance, exclusive of internal costs. We anticipate that the additional direct costs associated with our Year 2000 Compliance Project will not exceed $180,000, however, we cannot assure you that our actual costs of achieving compliance will not exceed this amount. While we expect to be Year 2000 compliant by the end of the third quarter of 1999, we cannot assure you that we will be able to timely and successfully modify our services and systems to comply with Year 2000 requirements. Nor can we assure that equipment received from suppliers will comply or that any of our suppliers or peering or transit partners, such as Nortel Networks or MCI WorldCom, will be Year 2000 compliant in a timely manner or that there will not be problems with technology working together. Furthermore, despite testing performed by us and our suppliers and partners, our products, services and systems may contain undetected errors or defects associated with Year 2000 related functions. In the event any material errors or defects are not detected and fixed, or if third parties cannot timely provide us with products, services or systems that meet Year 2000 requirements, our business, financial condition or results of operations could be adversely affected. Known or unknown errors or defects that affect the operation of our products, services or systems could result in delay or loss of revenue, interruption of network services, cancellation of customer contracts, diversion of development or network expansion resources, damage to our reputation, and litigation costs.

    We believe that the worst case scenario related to our services and systems due to Year 2000 complications would be the failure of our entire network. This would result in users being unable to connect to the Internet using our network until such failure was remedied. As a result of such failure our revenues would be materially adversely affected and our customers may terminate agreements to use our Internet access services or otherwise not utilize such services.

    We do not have a contingency plan in the event our systems fail due to Year 2000 related problems. We cannot assure you that these or other factors relating to Year 2000 compliance issues will not have a material adverse effect on our business, financial condition or results of operations.

                                    BUSINESS

    ZipLink is a national provider of wholesale Internet access services to developers and vendors of Internet appliances and local, regional and national Internet service providers. We offer a range of Internet access solutions for Internet appliances, including Internet connectivity, subscriber authentication and e-mail filtering and forwarding (user managed, selective e-mail forwarding). We also provide wholesale national Internet access services under the name ZipDial to Internet service providers which, in turn, offer Internet access to their subscribers using our network infrastructure. Our ZipDial service features wholesale dial-up Internet access and enhanced services, such as digital subscriber line access.

INDUSTRY BACKGROUND

  EMERGENCE AND GROWTH OF THE INTERNET

    The emergence of the Internet and the widespread adoption of Internet protocol as a data transmission standard in the 1990s, combined with the deregulation of the telecommunications industry and advances in telecommunications technology have significantly increased the attractiveness of providing data communication applications and services over the Internet. At the same time, growth in client/ server computing, multimedia personal computers and online computing services and the proliferation of networking technologies have resulted in a large and growing number of people who are accustomed to using networked computers for a variety of purposes, including e-mail, electronic file transfers, online computing and electronic financial transactions. The convergence of these trends has significantly accelerated the already rapid expansion of Internet usage. According to IDC, the number of Internet users worldwide reached 38 million in 1996 and should grow to over 173 million by the Year 2000.

  INTERNET APPLIANCES

    As Internet usage grows it is also expected to expand rapidly beyond today's paradigm of PC-based web browsing and e-mail. We believe that the ubiquitous nature and relatively low cost of the Internet, together with rapid advances in software, hardware and computer chip technology will usher in a new generation of electronic devices--Internet appliances. These comparatively inexpensive consumer and business electronics products will make more focused use of the Internet than personal computers, employing connectivity and network computing to accomplish limited but nonetheless valuable tasks. Internet appliances are expected to come in a wide variety of forms, some of which will resemble familiar consumer electronics products. There are a number of examples of Internet appliances currently in use, including devices known as TV set-top boxes, which enable Internet browsing and e-mail from a television, and wireless devices which receive Internet e-mail broadcast over a paging network. Other Internet appliances will have functionality which is more business oriented or which is geared to mobile professionals. For example, some vending machines in use today regularly communicate inventory status and needs to distributors via the Internet and the use of such remote inventory management techniques is expected to increase. Some cellular phones can now receive e-mail messages and electronic content from the Web.

    One such Internet access device is the WebTV set-top box from WebTV Networks which allows users to access the Internet through a television. WebTV's subscribers pay a monthly fee of $19.95 to receive the WebTV service. WebTV launched its service in late 1996 and was acquired in 1997 by Microsoft for approximately $425.0 million. WebTV reports its current subscribers as 700,000.

    The market for these and other Internet devices is presently in its infancy, but ZipLink and many industry analysts believe it is poised for rapid growth. For example, IDC estimates that there will be 12.8 million Internet appliances in use in 1999 in the U.S., increasing to 72.9 million in 2002. IDC also estimates that U.S. shipments of Internet appliances will increase from 3.0 million in 1998 to 27.8 million in 2002, representing a compound annual growth rate of 74%.

  THE INTERNET ACCESS INDUSTRY

    The rapid development and growth of the Internet has resulted in a highly fragmented industry of over 5,000 local, regional and national Internet service providers in the United States. These companies provide Internet access to their subscribers either by developing a proprietary network infrastructure or by purchasing Internet access from a wholesale provider such as ZipLink or through a combination of both. Internet service provider revenues have grown and are expected to continue to grow at a high rate. IDC estimates that Internet service provider revenues will increase from $10.7 billion in 1998 to $29.7 billion in 2002. Forrester Research projects that the Internet access market will reach $50 billion in 2002. Forrester Research also estimates that there will be 60 million Internet access dial-up accounts in 2002 with such accounts representing 77% of the Internet access market. This large and fragmented market includes a comparatively small number of national Internet service providers, including regional Bell operating companies and other telecommunications companies, as well as a much greater number of local and regional providers who serve consumers and, to a significant degree, small and medium sized businesses. Internet service providers in general are under increasing price pressure as the Internet access industry matures.

    In addition, local and regional Internet service providers, in particular, are experiencing mounting customer demands for more sophisticated and reliable service options. We believe that the principal customer requirements are increased bandwidth, more reliable connectivity, broader local dial-up access coverage and enhanced services. However, we also believe that satisfying these service needs requires significant infrastructure investments that may be beyond the reach of local and regional providers, particularly in light of increasing price pressure and intense competition from larger providers with greater financial and infrastructure resources. Accordingly, we believe that many of these local and regional Internet service providers will be driven to seek consolidation with larger players, as well as the outsourcing of network infrastructure to meet these market challenges. Because Internet connectivity comprises a large portion of an Internet service provider's overhead expenses, irrespective of the size of the provider, we believe that these services will be among the first to be shifted to third-party providers if a reliable, cost-effective alternative is made available to them.

THE ZIPLINK SOLUTION

    Our wholesale Internet access services are designed to meet the needs of the emerging Internet appliances market and to provide a network outsourcing solution for Internet service providers. We presently provide Internet connectivity, subscriber authentication, e-mail filtering and forwarding and other specially developed services for several Internet appliances, such as the WebTV set-top box, and have the ability to provide similar services to other Internet appliances. We have been a provider of Internet access services to WebTV, a widely-used Internet appliance, since its introduction in 1996. We believe our experience with WebTV will enable us to attract other developers and vendors of Internet appliances and assist us in quickly implementing Internet access services for their devices. The ready availability of our existing service offerings and our ability to quickly implement new access services will enable developers and vendors of Internet appliances to significantly reduce their time to market and allow them to focus their resources on their core competencies of product development and distribution.

    The network attributes and experience we have developed through our relationship with WebTV and other Internet appliance customers also enable us to provide high-quality wholesale Internet access services to Internet service providers. Our network has been engineered and operated to optimize dial-up performance in order to provide reliable, high-quality national dial-up connectivity to WebTV. Our ZipDial service for Internet service providers feature dial-up connectivity using this same network capability as its core feature. By outsourcing network connectivity to ZipLink, these Internet service providers can offer their subscribers a far wider array of access options than their resources would otherwise permit without the need to invest in costly infrastructure. Outsourcing further allows these Internet service providers to concentrate on acquiring and retaining subscribers and marketing Internet access and other complementary products rather than network management and buildout. ZipLink's services are transparent to the Internet service provider's subscriber, preserving the Internet service provider's own brand identity as the service provider. For example, by using ZipLink's services an Internet service provider can quickly, easily and inexpensively expand its geographic coverage to cover new local dialing areas and provide its subscribers with digital subscriber line access and streaming audio and video applications, thereby enabling the Internet service provider to better satisfy customer demand without sacrificing price-competitiveness.

OUR BUSINESS STRATEGY

    Our objective is to become the leading wholesale provider of Internet access services for developers and vendors of Internet appliances and Internet service providers in the United States. We intend to achieve this goal by implementing the following key strategies:

    LEVERAGE KEY INTERNET APPLIANCE RELATIONSHIPS. ZipLink actively seeks to identify, develop and sustain relationships with key innovators and early marketers of Internet appliances to increase our market visibility.

    ESTABLISH ZIPDIAL AS A LEADING WHOLESALE SOLUTION. We intend to capitalize on our network infrastructure and expertise to make our ZipDial service the leading high-quality, cost-effective wholesale access solution for Internet service providers. ZipDial is designed to allow Internet service providers to respond to increasing price competition and service demands by quickly expanding their capacity, coverage and product offerings without costly infrastructure investments.

    EXPAND AND ENHANCE OUR NETWORK. We intend to continue to expand, enhance and maintain a reliable network infrastructure with high-quality performance.

    ESTABLISH CLOSE RELATIONSHIPS WITH KEY CUSTOMERS AND SUPPLIERS.   We seek to
    establish and sustain close relationships with key customers and suppliers to create and exploit early access to new markets and new technologies.

    CAPITALIZE ON OUR WEBTV RELATIONSHIP. We intend to capitalize on our relationship with WebTV by continuing to expand our network where it is likely to be supported by WebTV traffic and by using this relationship to boost our marketing efforts with developers and vendors of other Internet appliances.

KEY SUPPLIER RELATIONSHIPS

    As an important component of our strategy to become a leading provider of Internet access services to developers and vendors of Internet appliances and Internet service providers, we intend to identify, establish and maintain close relationships with important customers and suppliers to create and exploit early access to new markets and new technologies. Consistent with this strategy, in 1997, ZipLink entered into a series of agreements with Bay Networks, Inc., now a subsidiary of Northern Telecom Limited, or Nortel Networks, a major manufacturer of telecommunications equipment. As a part of these agreements, Nortel Networks has provided ZipLink with $7.5 million of convertible debt financing and made a $2.5 million equity investment in ZipLink. Concurrently with the closing of this offering, the outstanding $7.5 million convertible debt to Nortel Networks will be converted into shares of our common stock. Following this offering, Nortel Networks will own approximately 13.0% of our outstanding common stock, based upon an assumed initial public offering price of $13.00 per share. We agreed to purchase network services from Nortel Networks and, to date, have purchased approximately $7.2 million of telecommunications equipment and related services from Nortel Networks to facilitate our network buildout and upgrade. In connection with our use of Nortel Networks equipment, we have served as a testing facility or "beta site" for new product offerings, have performed field testing for, and have received pre-released versions of, their equipment and software. In addition Nortel and ZipLink are currently collaborating on a joint marketing campaign for the ZipDial service featuring co-branded print advertising and direct mail solicitations. We believe that our relationship with Nortel Networks helps to raise our visibility in the marketplace for wholesale Internet access and provides this important supplier with a vested interest in supporting our success. See "Certain Relationships and Related Transactions--Purchases from Nortel Networks" and "--Nortel Networks Funding."


    We have also recently entered into a relationship with Williams, a major telecommunications carrier. As a part of this supplier relationship, we have committed to purchase approximately $5.4 million of network services from Williams over the next three years and will pay for these services, in part, by using our common stock. These network services will substitute for those services we presently purchase from MCIWorldCom, including the provision of a system of high-speed network connections between our super points of presence, our network operations center and the Internet (known in our industry as a "backbone"). Concurrently with the closing of this offering, we will issue 233,654 shares of common stock, based upon an assumed initial public offering price of $13.00 per share, to Williams to be applied as partial payment for these network services we use in the future. For purposes of purchasing such services, the shares of common stock to be issued to Williams will be valued at $2.7 million, or the equivalent of $11.56 per share, which is equal to 89% of the initial public offering price at an assumed initial public offering price of $13.00 per share. The Company believes this discount from the initial public offering price is principally warranted by the limited marketability of the shares to be issued to Williams inasmuch as such shares may not be sold by Williams for a period of between of 180 days to three years after the consumation of this offering due to legal and contractual restrictions. The eligibility for future sale of the shares issued to Williams is discussed in greater detail under the heading "Shares Eligible for Future Sale." We expect to begin using Williams network services in July, 1999 and to gradually migrate our network backbone from MCIWorldCom to Williams. We believe that our relationship with Williams will, among other things, help assure us of access to backbone capacity in the future, an important consideration for Internet access providers.


SERVICES

    ZipLink provides wholesale Internet access services to developers and vendors of Internet appliances and to local, regional and national Internet service providers using our national network. We also provide Internet service to a limited number of direct subscribers, although we intend to devote minimal resources to this market segment.

  INTERNET APPLIANCE SERVICES

    We believe that we are one of the only national Internet access providers to actively focus on Internet appliances as a distinct market. We believe that the dial-up focus of our network configuration and our understanding of, and experience with, providing Internet connectivity to WebTV and other devices have provided us with a valuable platform for serving this rapidly emerging area of Internet usage. We have developed the network, systems configuration and know-how to provide Internet connectivity, subscriber authentication, e-mail filtering and forwarding and other specially developed services to link a diverse array of electronic devices to the Internet. While our service offerings for Internet appliances are typically tailored to the needs of specific devices, the solutions we offer are generally applicable to a number of categories of appliances. The following describes the principal categories of devices for which we have developed Internet access services (TV set-top boxes and personal computers) and provides specific information on our existing service relationships in these categories. We believe that our ability to provide these services will allow us to offer developers and vendors of Internet appliances an opportunity to reduce their time to market and to avoid the necessity of developing the required network and service capabilities in-house or with other less experienced providers.

    TV SET-TOP BOXES. TV set-top boxes are relatively inexpensive consumer electronic devices which enable users to access the Internet, browse the World Wide Web and send and receive e-mail using a standard television rather than a personal computer. Prices of such devices generally range from $99.95 to $199.95. ZipLink has two customers in this device category, WebTV and WebSurfer, and believes that the market for these devices is poised to grow rapidly. IDC forecasts that 22% of U.S. homes will have a TV set-top box installed by the year 2002. ZipLink's customer relationships in this device category are described below.


    - WEBTV. We are a national provider of Internet connectivity to WebTV. The WebTV set-top box provides the leading Internet-enabling solution for televisions in the United States. We entered into an agreement with WebTV in October, 1996 to provide dial-up connectivity between WebTV subscribers and WebTV's own Internet access facility over the ZipLink network. Since WebTV launched its service in December, 1996, its subscriber traffic has grown to more than 700,000. We receive a fixed price per subscriber per month if WebTV uses us as its first choice provider of connectivity for a WebTV subscriber. If we are not designated as the first choice provider by WebTV, we receive an hourly rate to the extent that a WebTV subscriber actually obtains connectivity through our network. WebTV has complete discretion in determining whether we are designated as a first choice provider and, accordingly, controls whether we receive revenue based on fixed or hourly pricing. Since August 1998, 90.0% of our revenues from WebTV have been from fixed price billing. See "Risk Factors--We are dependent on WebTV."


    - WEBSURFER. We will serve as the "preferred" Internet access provider for a TV set-top box developed and marketed by WebSurfer, Inc., a subsidiary of The Batra Group, Inc. ("WebSurfer"). Like WebTV, the WebSurfer TV set-top box allows for Internet access and it offers added features such as a built-in handset for making local and long distance telephone calls over the Internet. WebSurfer is presently marketed solely in Canada (where we do not serve as an access provider) and is targeted for commercial launch in the United States in June, 1999. As a "preferred" provider, ZipLink will serve as the exclusive provider of Internet access in areas of the United States where we have network coverage, although WebSurfer can use other providers in such areas to the extent we are unable or unwilling to match competing prices or services. As in the WebTV relationship, we will provide dial-up connectivity between WebSurfer subscribers and WebSurfer's own Internet access facility. In addition to providing this connectivity, we will also perform user authentication and registration of first-time users for WebSurfer, acting as a gateway to the WebSurfer service, furnish customer and technical support to WebSurfer subscribers and perform subscriber billing services. Our agreement with WebSurfer provides for a fixed monthly charge per WebSurfer customer that uses our network.

    PERSONAL COMMUNICATION DEVICES. Internet-enabled personal communications devices combine existing wireless technology, typically paging, with Internet functionality to add features such as the ability to send and receive e-mail. According to the Multimedia Telecommunications Association, there were 54.5 million total paging subscribers in 1998 and we believe this market will move rapidly to become Internet-enabled. ZipLink has created the tools to provide a gateway between the Internet and wireless systems, delivering Internet communications in a specially developed display format for transmission to wireless devices, including pagers. We have developed two customer relationships in this device category, each of which is discussed below, and plan to pursue relationships with other developers.

    - BEEPWEAR. We are the exclusive Internet service provider for the Beepwear wristwatch pager, a device jointly developed by Motorola, Inc. and Timex Corporation and marketed by Beepwear Paging Products, LLC. The Beepwear watch is enabled to receive alphanumeric paging messages on a local or nationwide basis under an agreement with SkyTel Communications, Inc., a major paging company. ZipLink enhances this product by providing a central, unified e-mail address for each watch, filtering and forwarding received e-mail, providing instant notification on the watch that an e-mail message has been received (including the sender's e-mail address and the time, date and subject header of the e-mail) and by providing a repository where the complete e-mail message text and attachments can be accessed. The Beepwear watch was introduced in January, 1998. ZipLink and Beepwear have engaged in a variety of co-marketing and co-branding efforts at trade shows and other venues, including placement of co-branded materials in a nationwide retail office supply chain and co-branded direct mailings. We believe these joint marketing programs will increase ZipLink's visibility within the Internet appliance industry as a provider of Internet access services to this market. Our agreement with Beepwear expires in December, 2002 but may be earlier terminated if contractually-established targets are not met. To date, the Beepwear watch has been sold in limited quantities.

    - CUE DATA. ZipLink has entered into a letter of intent with CUE Data Corporation to provide full-service, nationwide Internet connectivity and e-mail filtering, forwarding and notification to car radios that use Microsoft's AutoPC technology. This technology allows a car radio to receive, send and display e-mail and text pages and real-time traffic, weather and emergency alerts. The AutoPC has been marketed only on a limited basis and is expected to be released later this year.

    FUTURE APPLICATIONS OF OUR INTERNET APPLIANCE SERVICES. We have identified three Internet appliance categories, in particular, which we believe present particularly strong market opportunities for us: Internet telephones, online gaming and Internet-enabled computing devices. We believe that our network experience and specialized service offerings for Internet appliances will position us to establish relationships in the future with developers and vendors of Internet appliances in these and other categories.

    - INTERNET TELEPHONES. Internet-enabled cellular and conventional telephones will use the Internet to deliver and send voice and data communications including e-mail, and to receive electronic content such as news and stock quotes. IDC projects that there will be 6.1 million Internet screen telephones sold in the United States in 2002. Forrester Research estimates that the use of the Internet for local and long distance phone calls will become an approximately $900 million market in 2002. We also believe that Internet-enabled cellular phones, sometimes called "smart phones," will be attractive to mobile professionals because they combine the ability to talk, send and receive e-mail and receive content from the Web in a single portable device.

    - ONLINE GAMING. Internet-enabled electronic games represent the convergence of popular Internet games, and ubiquitous in-home gaming platforms. Initiatives in this market have been announced by Sega Enterprises, Ltd. and Nintendo Corporation, two leading U.S. makers of in-home gaming platforms. These new devices will allow relatively inexpensive in-home gaming platforms that use a standard TV set to support multiplayer games over the Internet. We have upgraded our network to accommodate streaming audio and video and multicasting applications (which simultaneously transmit data in a single stream to multiple users) and plan further upgrades of this capability in order to capitalize on what we believe will be a significant market opportunity in this area. The Yankee Group, an industry analyst, anticipates that online gaming of this type will encompass more than 9 million households by the year 2000.

    - INTERNET-ENABLED COMPUTING DEVICES. Computing products, such as handheld computers and network computers, are becoming increasingly
      Internet-enabled. These products include palmtop computers from 3Com Corporation and handheld scanners from Hewlett-Packard Corporation that use wireless technology to connect to the Internet.

  ZIPDIAL WHOLESALE SERVICES FOR INTERNET SERVICE PROVIDERS

    We provide an array of wholesale Internet access services under the name ZipDial to Internet service providers which, in turn, offer Internet access to their subscribers using ZipLink's network. The use of this service is wholly transparent to the subscriber, preserving the Internet service provider's own brand identity as the service provider. The ZipDial program is specifically designed to afford Internet service providers a high quality, cost-effective means of quickly expanding their existing network capacity, geographic reach and product offerings without investing in a costly network infrastructure and to allow them to focus their efforts and resources on their core competency of marketing Internet access and other complementary products.

    ZipLink's current service offerings through its ZipDial program include local dial-up access in any area covered by our national network as well as other Internet access options including a range of connection types and features such as streaming audio and video and multicasting in certain areas. By contracting with ZipLink for Internet access services, Internet service providers can offer their subscribers a broader range of products than would otherwise be possible, enabling local and regional Internet service providers, in particular, to compete favorably with large national Internet service providers possessing greater resources.

    One Internet access service option which we believe will be significant to our ZipDial customers is digital subscriber line service. Digital subscriber line technology allows users to achieve data transmission speeds over ordinary telephone lines up to 7.1 megabits per second (or 125 times the fastest dial-up modem currently available) at a reasonable cost. In order to support digital subscriber line technology within a given local dialing area, however, an Internet service provider must generally incur significant up-front costs to acquire the necessary equipment and infrastructure. By outsourcing their Internet access services to ZipLink, Internet service providers will be able to offer digital subscriber line access to their subscribers without incurring these substantial up-front investments.

    ZipLink's ability to offer digital subscriber line access as a part of its ZipDial program is the result of supplier relationships with two significant providers of digital subscriber line services: Covad Communications, Inc. and Northpoint Communications, Inc. Ziplink is a master reseller of Covad's digital subscriber line services, allowing us to market digital subscriber line access to our ZipDial customers in areas covered by Covad's network. We are also a reseller of Northpoint's digital subscriber line service in areas covered by its network. During the third quarter of 1999, we expect that ZipLink will offer digital subscriber line access in 30% of its markets. ZipLink plans to use a portion of the net proceeds of this offering to build the network infrastructure to support digital subscriber line access.

    ZipLink's wholesale service offerings are priced in a manner designed to encourage Internet service providers to enroll in the ZipDial program by minimizing barriers to entry. Internet service providers pay a nominal enrollment fee of $100.00 and are charged monthly for local dial-up access on the basis of the number of subscribers who actually use the ZipLink network in that month rather than on the gross number of subscribers capable of accessing the network during that period, although customers who accrue less than $500.00 per month of charges, after an introductory period, are charged an additional $100.00 as a maintenance fee for such month plus actual accrued usage. This allows Internet service providers to enter new local calling areas without first acquiring a critical mass of subscribers to support network expansion, a common limiting factor for local and regional Internet service providers. ZipDial customers have a choice of two pricing plans. Under one plan, our customers pay $8.00 per subscriber per month for unlimited access during off peak hours and up to 30 hours per subscriber per month during peak hours. Under this plan, hours can be aggregated among all subscribers covered by such plan. For example, if a customer has 1,000 subscribers under the plan, the customer's subscribers may use, in the aggregate, up to 30,000 hours of peak usage in such month before the customer incurs additional charges. Under an alternate plan, our customers pay $8.00 per subscriber per month for up to 150 hours of use by such subscriber (whether during peak or off-peak hours). This latter plan does not allow for aggregation of hours among subscribers covered by this plan. In the event a customer's subscribers exceed the usage limitations under either plan, a charge of $.65 per hour is imposed. Furthermore, enrollment is processed very quickly, typically within 72 hours after receipt of an enrollment form and any required fees.

    Our ZipDial program was launched in November, 1998. As of December 31, 1998, we had enrolled 17 Internet service providers and, as of April 30, 1999, had enrolled 85 Internet service providers into our ZipDial program. One such customer is DirectWeb, Inc. DirectWeb operates a subscription-based online service and markets its service by offering subscribers a free personal computer as part of its

Internet access subscription fee. ZipLink expects to begin providing ZipDial wholesale Internet access service to connect these subscribers to the DirectWeb Internet access facility during the second quarter of 1999. The DirectWeb service was launched on March 31, 1999.

  DIRECT INTERNET ACCESS SERVICES

    We provide direct Internet access under the ZipLink name to a limited number of retail users. Service offerings in this area include all of our services which are made available to wholesale customers. We regard the direct provision of Internet access as outside of our core business focus and have expended minimal efforts at marketing retail Internet access service since March, 1997. Those direct users currently serviced by ZipLink consist largely of accounts generated by our early efforts at marketing direct access or through referrals. We are currently exploring our opportunities with respect to these direct user accounts, but intend to devote minimal resources marketing to this segment.

    Although we do not presently contemplate marketing retail Internet access services, there are circumstances under which we may provide such services in conjunction with a strategic relationship. For example, under an agreement with WebSurfer and its affiliate The Batra Group, Inc. Batra and ZipLink have agreed to jointly offer retail Internet access under the name "WebInfinity." The WebInfinity Internet access service will be available to U.S. purchasers of a low-cost personal computer made by Batra under the name "Innovator." Purchasers of these Innovator personal computers will activate the WebInfinity service by clicking on an icon installed on the start-up screen of the new personal computer. In addition to providing Internet access to WebInfinity subscribers, ZipLink will perform all registration and authentication of Web Infinity subscribers, customer support services for subscribers and billing of subscribers for Batra. Batra's Innovator personal computers are scheduled for release in the United States in the third quarter of 1999.

  CUSTOMER SERVICE AND TECHNICAL SUPPORT

    We provide technical support services to our ZipDial customers from our call center in Lowell, Massachusetts as a part of the ZipDial program. These services assist our customers in technical aspects of using the ZipDial service. We also provide customer support to our direct subscribers and possess the infrastructure to provide customer or subscriber support to Internet appliance customers and ZipDial customers as the need for such services grows with limited additional capital expenditures. We anticipate that we will be required to expand our customer support capabilities in the event of significant sales of WebSurfer, or Beepwear devices or the WebInfinity service.

SALES AND MARKETING

    We focus our marketing efforts and organize our marketing strategy around our two primary service offerings: Internet appliance services and wholesale Internet access services for Internet service providers.

  INTERNET APPLIANCE SERVICES

    The market for Internet appliances is at a very early stage of development. Accordingly, most of our marketing efforts in this area are targeted toward identifying and establishing relationships with developers and early marketers of Internet appliances and toward raising the visibility and profile of ZipLink as a provider of Internet access services to this market. Our methods for identifying prospective relationships and increasing ZipLink's visibility include attendance, presentations and joint exhibitions with existing customers at trade shows and joint marketing efforts with these customers. For example, we display co-branded advertising with Beepwear in nationwide locations of a retail office supply chain. We have given presentations on Internet appliances at trade shows and internal forums sponsored by key suppliers such as Nortel Networks.

  ZIPDIAL WHOLESALE INTERNET ACCESS SERVICES

    Our marketing efforts for the ZipDial program are organized into four tiers: joint marketing, direct mail campaigns, proactive telemarketing and attendance at trade shows. We are developing joint marketing programs for ZipDial with our suppliers. ZipLink and Nortel Networks have announced a co-marketing campaign for our ZipDial service which will feature co-branded print advertising and direct mail solicitations, to approximately 5,000 Internet service providers nationwide. In addition, we are planning joint marketing efforts focusing on our digital subscriber line service offering with Covad and Northpoint. Each of these suppliers has agreed to make funding available to ZipLink for approved co-marketing programs. In addition, both Covad and Northpoint have committed to market our ZipDial service to Internet service providers in conjunction with their direct offerings of digital subscriber line services and may refer smaller Internet service providers seeking such service to ZipLink for integration into our ZipDial program. We will also market ZipDial through our internal sales force, which was comprised of eight sales representatives as of April 30, 1999. Our internal sales force operates out of our Lowell offices. This sales force is dedicated to generating leads, executing direct mail and proactive telemarketing campaigns and handling inquiries prompted by any of our sales channels. In connection with ZipDial, we intend to attend and exhibit at trade shows as a way of raising our visibility and building our brand.

THE ZIPLINK NETWORK

    The ZipLink network is comprised of 20 "super points of presence" or "SuperPOPs" covering 16 of the 20 largest metropolitan areas in the United States. Once connected, traffic is routed using primarily Nortel Networks equipment through the network to the desired Internet location via our network backbone which is currently provided to ZipLink by MCI WorldCom. Our network backbone operates at a speed of 45 megabits per second using Asynchronous Transfer Mode, an information transfer standard that, among other things, allows for a transmission of data, voice, and video. Users connect to the network at a variety of speeds using a range of access methods. We anticipate gradually migrating our network backbone from MCI WorldCom to Williams commencing in July, 1999.

    Our network is engineered to provide superior quality of service, including high connection success rates, low latency (response time), fast download times and reliability.

  NETWORK ARCHITECTURE

    ZipLink's network architecture features 20 super points of presence. A super point of presence is created by using products provided by competitive local exchange carriers which aggregate local telephone calls from a broad geographic area and deliver them to a single network access point. This allows equipment installed at this single network point of presence to cover a larger calling area than would be possible with conventional point of presence configurations, significantly reducing the number of points of presence required to cover a given geographical area and the corresponding investment required to expand the network. The super point of presence architecture also enhances economies of scale from larger equipment installations, lowers maintenance costs and allows for easier, more efficient capacity upgrades since equipment is located centrally within a given region. The resulting cost savings and efficiencies contribute to our ability to offer Internet appliance and ZipDial customers low-priced Internet connectivity.

  SCALEABLE INFRASTRUCTURE

    We believe that our existing network can accommodate more users without any resulting loss of functionality, a quality known in our industry as scaleability. Some expansion in network capacity can be achieved without significant capital expenditures by increasing the number of telephone lines delivered to existing hardware which currently has excess capacity. In the past, our strategy for network expansion has been to add points of presence where we believed our investment would be substantially supported by traffic from WebTV's subscriber base. We plan to continue this approach, to the extent possible, with other customers and generally to target areas served by a competitive local exchange carrier in order to implement a super point of presence architecture.

  NETWORK INTEGRITY

    The integrity of our network is monitored by on-line software and hardware tools at ZipLink's network operations center located at our executive offices in Lowell, Massachusetts. Anomalies in the function of the various network elements are displayed on computer screens and the pertinent information sent to text pagers carried by members of the engineering staff. The network operations center is staffed 24 hours per day, 7 days per week, which helps enable us to mount a rapid response in the event of a telecommunications outage or an equipment failure. All elements of the network, wherever located, can be configured remotely from our network operations center and our super point of presence equipment is accessible remotely via a modem connection. This remote access capability helps to support the speedy diagnosis and repair of network problems, whether at ZipLink's main facility or at a remote network site.

    Each of our super points of presence is connected to our network backbone by two independent circuits. This use of back-up, or "redundant" circuits allows for automatic and rapid re-routing of traffic in the event of a problem in either path and provides us with flexibility in routing traffic through the network to optimize efficiency and reduce congestion. Our network operations center is also supported by redundant connections to the network. To date, network downtime has been minimal. We have in the past, and intend in the future to continue to, periodically increase network capacity consistent with our projections of traffic flow and customer requirements. These projections are, in part, assisted by network monitoring tools which analyze traffic flow and usage patterns helping us to place orders with telecommunications carriers sufficiently early to add capacity before congestion occurs. Scheduled maintenance is pre-announced and, if significant disruption to any service appears likely, is performed during an off-hours maintenance window.

COMPETITION

    We face intense competition. There are no substantial barriers to entry in the market for our services, and we expect that competition will further intensify in the future. We believe that our ability to compete successfully depends upon a number of factors, including:

    - our ability to create and market wholesale Internet access solutions that are attractive to Internet service providers in terms of price, quality and breadth of service offerings;

    - the capacity, reliability and security of our network infrastructure;

    - market presence and, with respect to Internet appliances, our success at developing relationships with innovators and early marketers of such devices;

    - technical expertise and functionality, performance and quality of services and our ability to anticipate and meet the changing service needs of the marketplace;

    - our ability to establish and maintain successful relationships with key customers and suppliers and to gain early access to new markets and new technologies; and

    - our ability to support industry standards.

    Our competitors may be divided into two groups: those with whom we presently compete and those who may, in the future, compete with us. Our present competitors with respect to the WebTV relationship consist of the other current providers to WebTV: PSINet, UUNet, Concentric, and a number of other, smaller Internet service providers. Our present competitors with respect to ZipDial consist of a variety of companies who are, in some form or another, offering wholesale Internet access services. This group includes Internet service providers such as GTE Internetworking, Concentric,

PSINet, UUNet, IDT Corp., Splitrock Services, Inc. and Epoch Internet, Inc., as well as competitive local exchange carriers in selected markets, such as XCOM Technologies, Inc. in Boston, Massachusetts, Intermedia Communications, Inc. in Vienna, Virginia and ICG Communications, Inc. in Englewood, Colorado. Our potential future competitors include all of our present competitors as well as telecommunications companies, such as Williams, AT&T Corporation, Qwest Communications International, Inc. and Level 3 Communications, Inc., and other Internet service providers. Many of our present and potential competitors have greater market presence, engineering and marketing capabilities, and larger financial, technological and personnel resources than those available to us. They may also enjoy certain price advantages with respect to the purchase of bandwidth from telecommunications carriers if, for example, they are a carrier themselves, or if they are affiliated with a carrier, or if their usage enables them to secure volume discounts. As a result, these present and future competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than we can.

    In addition to possessing greater financial, technological and personnel resources, a number of our present and future competitors have the ability to bundle other services and products with Internet access services which could place us at a competitive disadvantage. Certain companies are also exploring the possibility of providing or are currently providing Internet access services using alternative delivery methods, such as over the cable television infrastructure, through direct broadcast satellites and over wireless cable. See "Risk Factors--We face risks from new access technologies such as cable modems."

    We also anticipate increasing vertical and horizontal integration in our industry. As a result of increased competition and this integration in the industry, we could encounter significant pricing pressure both from our Internet appliance and our ZipDial customers. This pricing pressure could result in significant reductions in the average selling price of our services. For example, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their Internet access services, reducing the overall cost of their solutions and significantly increasing price pressures on us. We cannot assure you that we will be able to offset the effects of any such price reductions with an increase in the number of our customers, higher revenue from enhanced services, cost reductions or otherwise.

PROPRIETARY RIGHTS

    Although we believe our success is more dependent upon our technological expertise than on our proprietary rights, our success and ability to compete is dependent in part on our technology and know-how. We rely upon a combination of copyright, trademark and trade secret laws and contractual restrictions to protect our proprietary technology and know-how. It is and has been our policy to require all employees and consultants to execute confidentiality agreements upon commencement of their relationships with ZipLink. These agreements generally provide that confidential information developed or made known during the course of a relationship with us is to be kept confidential and not disclosed except in specific circumstances. We cannot assure you that such measures have been, or will be, adequate to prevent misappropriation of our proprietary technology or know-how. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

    We have applied for or received certain trademarks for use in the United States. None of our technology is patented by us. We use certain "open source" and "shareware" software in our business, such as Linux and MRTG. We believe that such software is in the public domain and that its use by ZipLink and others is not subject to any charge or licensing fee, although we may, on a voluntary basis, make contributions to developers or, in some cases, incur charges for support materials or services relating to such software. However, we have not investigated our use of any open source or shareware software to determine whether it constitutes infringement of any third party proprietary rights. Although we do not believe our trademarks or use of technology infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert such claims against us in the future or that such claims will not be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to use such trademarks or technology. Such a judgment would have a material adverse effect on our business, financial condition and results of operations. If someone asserts a claim relating to proprietary technology or information against us, we may seek licenses to such intellectual property. We cannot assure you, however, that we could obtain licenses on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

    As of March 31, 1999, we had 49 full-time and five part-time employees. Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be good.

FACILITIES

    ZipLink's headquarters are located in Lowell, Massachusetts, where we currently lease an approximately 50,000 square foot facility and a 1,000 square foot data center. The Lowell facility contains our call center, data center, network operations center, marketing department and most administrative personnel.

    We lease the bulk of our Lowell facility from iGuide, Inc. under a sublease which expires on May 14, 2010 and sublet 25,000 square feet of presently unused space to a third party under a sublease which expires on December 31, 1999.

    We also lease approximately 3,500 square feet of office and collocation space in Hartford, Connecticut from Henry Zachs, our Co-Chairman and Chief Executive Officer, under a lease that expires in December, 2000. See "Certain Relationships and Related Transactions--Real Property Leases."

    In addition, we lease space (typically less than 500 square feet) in various locations to house the telecommunications equipment for each of our super points of presence.

LEGAL PROCEEDINGS


    ZipLink has commenced a legal proceeding against a former employee seeking a ruling that such employee has forfeited an approximately 0.8% membership interest in ZipLink, LLC, a Connecticut limited liability company (which would be convertible into 74,845 shares of common stock of ZipLink) due to the violation of a restrictive covenant under the Operating Agreement of ZipLink, LLC. The basis for such claim is a written agreement between such employee and ZipLink which provided that the employee's membership interest would be forfeited in the event he violated a restrictive covenant. Our outstanding capital stock as described in this prospectus excludes this employee's forfeited membership interest and 74,845 shares which would be received in exchange therefor upon consummation of the Reorganization. Although we believe we will prevail in this legal proceeding, there can be no assurance that we will prevail and an adverse outcome may result in dilution to our stockholders.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning ZipLink's executive officers and directors and those persons who will become directors upon consummation of this offering:

NAME                                        AGE                                  POSITION
---------------------------------------     ---     ------------------------------------------------------------------
Henry M. Zachs.........................         64  Chief Executive Officer and Co-Chairman of the Board

Eric M. Zachs..........................         39  Co-Chairman of the Board

Christopher W. Jenkins.................         40  President, and director

Gary P. Strickland.....................         35  Chief Financial Officer

Ronald C. Lipof........................         36  Chief Marketing and Strategic Officer

James G. Cocks.........................         60  Director of Networking

Kathleen A. Stillson...................         33  Director of Operations

Russel S. Bernard......................         41  Nominee for director

Jai P. Bhagat..........................         52  Nominee for director

Wayne A. Martino.......................         40  Nominee for director

Alan M. Mendelson......................         51  Nominee for director

    HENRY M. ZACHS has served as Co-Chairman since our inception and is Co-Chairman of our Board of Directors. Mr. Zachs has served as our Chief Executive Officer since June, 1997. Mr. Zachs will devote approximately 50% of his time to our business following the consummation of the offering. Prior to our inception, Mr. Zachs was for 34 years the Chief Executive Officer of Message Center USA, Inc. ("MCUSA"), a paging company he founded which had approximately 349,000 subscribers when it was sold to AirTouch Communications, Inc. in December, 1995. Mr. Zachs also serves on the advisory board of Axiom Venture Partners, L.P., a venture capital firm, as President of the Greater Hartford Jewish Federation and as a Trustee of Trinity College in Hartford, Connecticut and the Williston Northampton School. Mr. Zachs received a B.A. from Trinity College and an M.B.A. from the Wharton School of the University of Pennsylvania.

    ERIC M. ZACHS founded ZipLink in November, 1995, has served as Co-Chairman since that time and is Co-Chairman of our Board of Directors. Mr. Zachs served as our President and Chief Executive Officer from our inception until June, 1997. Prior to our inception, Mr. Zachs served as President and as Chief Operating Officer at MCUSA from 1993 until the sale of MCUSA in December, 1995. Previously, Mr. Zachs was Executive Vice President of MCUSA from 1989 to 1993. Mr. Zachs serves as general partner of Bantry Bay Ventures, a venture capital firm, and as a director of NetActive Internet (Pty.) Ltd., a South African Internet service provider listed on the Johannesburg Stock Exchange. Mr. Zachs received a B.A. from Tufts University and a J.D. from Columbia University School of Law.

    CHRISTOPHER W. JENKINS has served as our President since June, 1997 and, from time to time since our inception, as our Chief Financial Officer, and is a director. Previously, Mr. Jenkins served as our Chief Financial Officer from our inception until June, 1997. From June, 1993 until December, 1995, Mr. Jenkins served as Vice President of Operations at MCUSA. Mr. Jenkins also served as acting Chief Financial Officer of MCUSA from June, 1995 to December, 1995. From December, 1987 to June, 1993, Mr. Jenkins was President of Worcester Communications, a regional paging company. Mr. Jenkins also served as a Vice President at Arch Communications, and an Experienced Senior at Arthur Andersen,

LLP. Mr. Jenkins received a B.S. from Indiana University and an M.S. from the Sloan School of Management at the Massachusetts Institute of Technology.

    GARY P. STRICKLAND has been our Chief Financial Officer since April, 1999. Prior to joining ZipLink, Mr. Strickland was Vice President, Finance & Administration and Chief Financial Officer of GammaGraphX, Inc., a technology company in the digital printing industry, from 1993 to 1999. From 1991 to 1993, Mr. Strickland was Controller of Autographix, Inc. Previously, Mr. Strickland was Director of Financial Reporting of M/A-Com, Inc. and Audit Manager at Ernst & Young, LLP. Mr. Strickland received a B.B.A. from the University of Notre Dame and was licensed as a C.P.A. in 1988.

    RONALD C. LIPOF has been our Chief Marketing and Strategic Officer since October, 1997. From 1993 to 1997, Mr. Lipof was the President of Arch Nationwide Paging, a division of Arch Communications Group, Inc. Prior to joining Arch, Mr. Lipof was the founder and managing director of RC Consultants, a telecommunications consulting and brokerage firm. Previously, Mr. Lipof was an asset-based and communications lender at Fleet Credit Corporation, a subsidiary of Fleet Bank, N.A. Mr. Lipof filed for personal bankruptcy in August, 1995. Mr. Lipof received a B.S. from Boston University.

    JAMES G. COCKS has been our Director of Networking since April, 1998. Prior to joining ZipLink, Mr. Cocks was the Director of Network Engineering at UNIFI Communications from June, 1996 until February, 1998, and held the position of Service Line Manager for Internet Dial-up at BBN Planet from April, 1995 to June, 1996. Previously, Mr. Cocks held various positions at Digital Equipment Corporation, Wang Laboratories, Incoterm Corporation and Univac (UK and USA). Mr. Cocks received a B.Sc. from London University, UK.

    KATHLEEN A. STILLSON has been our Director of Operations since December, 1996. Ms. Stillson was Manager of Operations at EDS Personal Communications, a provider of services for the cellular telephone industry, from July, 1995 to December, 1996 and an Operations Supervisor from June, 1994 until July, 1995. Ms. Stillson received a B.A. from the University of Michigan.

    RUSSEL S. BERNARD will become a director of ZipLink upon consummation of this offering. Mr. Bernard has been a Principal of Oaktree Capital Management, LLC and Portfolio Manager of its Real Estate Funds since 1995. Oaktree is an independent investment management firm. Prior to joining Oaktree, Mr. Bernard was a Managing Director of Trust Company of the West (TCW), a privately held investment management firm. Previously, Mr. Bernard was a partner in Win Properties, Inc., a national real estate investment company. Mr. Bernard is a Director of Metropolis REIT and Jamboree Office REIT. Mr. Bernard received a B.S. from Cornell University.

    JAI P. BHAGAT will become a director of ZipLink upon consummation of this offering. Mr. Bhagat has been the Vice Chairman and a Director of SkyTel Communications, Inc. (formerly Mtel), a leading provider of nationwide wireless messaging services, since 1995. From 1988 until 1995, Mr. Bhagat was an Executive Vice President of SkyTel. Mr. Bhagat was Chairman of the Board of Directors of the Personal Communications Industry Association (PCIA) in 1988, has served as a member of its Board since 1985, and has served as a member of its Paging and Messaging Alliance Council since 1997. He also served as Chairman of the Board of Directors of American Mobile Satellite Corporation from 1988 to 1991 and as a member of its Executive Committee from 1988 to 1994. Mr. Bhagat received a B.S. from Birla Institute of Technology and Science, Pilani, India and an M.S. from Howard University.

    WAYNE A. MARTINO will become a director of ZipLink upon consummation of this offering. Mr. Martino has been a principal of Brenner, Saltzman & Wallman, LLP since 1991. Mr. Martino was a director of Mecklermedia Corporation, a publicly-held Internet media company from December, 1993 until November, 1998 when it was acquired by Penton Media, Inc. Mr. Martino received a B.A. from American University and a J.D. from the University of Connecticut Law School.

    ALAN M. MENDELSON will become a director of ZipLink upon consummation of this offering. Mr. Mendelson has been a general partner of Axiom Venture Partners, L.P. since April, 1994. From

November, 1969 until April, 1994, Mr. Mendelson served with Aetna Life & Casualty in Hartford, Connecticut in various capacities, most recently as Vice President of Investment Strategy and Policy. In 1988, Mr. Mendelson founded Systemix, Inc., a biotechnology company, where he initially served as Chief Executive Officer until 1991. Mr. Mendelson is also a director of Cellomics, Inc., and Purilens, Inc., and sits on the advisory boards of Battery Ventures I, II and III, Syncom Inc. and Connecticut Innovations, Inc. Mr. Mendelson received a B.A. from Trinity College and a J.D. from the University of Connecticut.

BOARD COMPOSITION

    Directors are elected for a period of one year at ZipLink's annual meeting of stockholders and each serves until the next annual meeting or until his successor has been duly elected and qualified. Officers are elected and serve at the discretion of the Board of Directors. Eric Zachs, the Co-Chairman of the Board of Directors is the son of Henry Zachs, the Chief Executive Officer and Co-Chairman of the Board of Directors.

BOARD COMMITTEES

    Our Board of Directors will establish an Audit Committee and a Compensation Committee upon consummation of the closing of the offering. The Audit Committee will review ZipLink's annual audit and meet with our independent auditors to review our internal controls and financial management practices. The Compensation Committee will determine compensation for certain of ZipLink's personnel and may administer our 1999 Stock Option Plan.

DIRECTOR COMPENSATION

    Directors who are employees of ZipLink do not receive additional compensation for serving as directors. Each director who is not an employee of ZipLink will receive $1,000 for attendance at each Board of Directors and Committee meeting. Pursuant to our 1999 Stock Option Plan, each non-employee director will automatically receive a non-discretionary grant of options to purchase 10,000 shares of common stock upon first becoming a director. At each annual meeting of our stockholders, each director who is re-elected and has served continuously as a director for at least six months prior to such meeting will be automatically granted an option to purchase 2,000 shares of common stock. The exercise price of all options granted to directors will be equal to the fair market value of the common stock on the date of the grant. Directors are also reimbursed for their out-of-pocket expenses in attending board and committee meetings in accordance with ZipLink's expense reimbursement policies. To date, no director has received any cash payments or been granted stock options as compensation for service as a director. See "--Employee Benefit Plans--Stock Option Plan."

EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by, or paid to, our Chief Executive Officer and to all other executive officers whose total cash consideration exceeded $100,000 for services rendered to ZipLink during the fiscal year ended December 31, 1998 (collectively, with the Chief Executive Officer, the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                                     ---------------------------------------------   ----------------------------
                                                                                      SECURITIES
                                                                      OTHER ANNUAL    UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION           SALARY            BONUS         COMPENSATION    OPTIONS(1)     COMPENSATION
-----------------------------------  ---------    -----------------   ------------   -------------   ------------
Henry Zachs........................   $     --(2)       $        --      $   --              --         $   --
  Co-Chairman and Chief
  Executive Officer

Christopher Jenkins................   $135,000          $    25,000      $6,000(3)       52,606         $1,685(4)
  President and Director

Ronald Lipof.......................   $ 98,461          $    13,500      $   --          81,585         $   --
  Chief Marketing and
  Strategic Officer

------------------------

(1) All option grants were initially grants of options to purchase membership interests in ZipLink, LLC. Information with regard to securities underlying options gives effect to the Reorganization as if it had occurred prior to January 1, 1998.

(2) Mr. Zachs served as an employee and a director without compensation during 1998. Upon the closing of this offering, Mr. Zachs' salary will be $100,000 per year.

(3) Represents a car allowance.

(4) Represents matching contributions under a 401(k) plan.

STOCK OPTION GRANTS

    The following table sets forth certain information regarding stock options granted to the Named Executives during the fiscal year ended December 31, 1998. The exercise price of all such options was not less than the fair market value on the date of the grant.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                    INDIVIDUAL GRANTS(1)                         POTENTIAL REALIZABLE
                              -----------------------------------------------------------------    VALUE AT ASSUMED
                                             PERCENT OF                                              ANNUAL RATES
                               NUMBER OF        TOTAL                                               OF STOCK PRICE
                                SHARES         OPTIONS                                             APPRECIATION FOR
                              UNDERLYING     GRANTED TO      EXERCISE                              OPTION TERM (2)
                                OPTIONS       EMPLOYEES      PRICE PER         EXPIRATION        --------------------
NAME                            GRANTED        IN 1998         SHARE              DATE              5%         10%
----------------------------  -----------  ---------------  -----------  ----------------------  ---------  ---------
Henry Zachs.................          --             --      $      --             --            $      --  $      --

Christopher Jenkins.........      52,606             14%          3.06   November 20, 2008           8,049     16,097

Ronald Lipof................      81,585             22           2.21   February 15, 2008           9,015     18,030

------------------------

(1) All of the options reflected in this table were granted pursuant to our Unit Option Plan and in connection with the Reorganization will be converted to options under our 1999 Stock Option Plan. Options granted under such plan prior to the completion of this offering are subject to vesting as follows:
    50% of all then-unvested options vest upon the completion of this offering, 40% of all then-unvested options vest on the date which is two years after the date of the option grant, and the remaining unvested options vest ratably on the third, fourth and fifth anniversary of the date of the grant. See "--Employee Benefit Plans."

(2) These amounts represent assumed rates of appreciation in the price of our common stock during the terms of the options in accordance with rates specified in applicable federal securities regulations. Actual gains, if any, on stock option exercises will depend on the future price of the common stock and overall stock market conditions. There is no representation that the rates of appreciation reflected in the table will be achieved.

AGGREGATED YEAR-END OPTION VALUES

    The following table sets forth information concerning the number and value of exerciseable and unexerciseable stock options held by each of the Named Executives at December 31, 1998. No options were exercised by any of the Named Executives during the fiscal year ended December 31, 1998.

                         FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                                                          OPTIONS AT FISCAL YEAR-END      FISCAL YEAR-END (1)
                                                         ----------------------------  --------------------------
NAME                                                     EXERCISEABLE   UNEXERCISEABLE EXERCISEABLE UNEXERCISEABLE
-------------------------------------------------------  -------------  -------------  -----------  -------------
Henry Zachs............................................           --             --     $      --    $        --

Christopher Jenkins....................................           --         52,606     $      --    $   522,904

Ronald Lipof...........................................           --         81,585     $      --    $   880,302

------------------------

(1) The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at December 31, 1998 and the exercise prices of the options. Solely for purposes of determining the value of options at December 31, 1998, we have assumed that the fair market value of shares of common stock issuable upon exercise of options was $13.00 per share, the assumed initial public offering price, since the common stock was not traded in an established market prior to this offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    We intend to establish a Compensation Committee promptly upon consummation of the closing of this offering. All matters concerning executive officer compensation have historically been addressed by Henry Zachs, our Co-Chairman of the Board and Chief Executive Officer, and Eric Zachs, our Co-Chairman and former Chief Executive Officer, because we did not have a compensation committee.

EMPLOYMENT AGREEMENTS

    Christopher Jenkins, our President, is employed under an Employment Agreement that expires in December, 2001, unless earlier terminated by either party. The Agreement provides for a compensation package consisting of a base salary equal to $150,000 per year and an annual performance bonus in an amount to be determined by ZipLink. Mr. Jenkins is also eligible to participate in all of our fringe benefit programs. In the event that we terminate Mr. Jenkins' employment without cause, Mr. Jenkins will receive severance compensation equal to his base salary for the one-year period following termination. The Agreement contains non-competition and non-solicitation covenants which restricts Mr. Jenkins during and after his employment.

EMPLOYEE BENEFIT PLANS

    Since 1995, we have issued options to purchase membership interests in ZipLink, LLC, a Connecticut limited liability company, under the ZipLink, LLC Unit Option Plan. In connection with the merger of ZipLink, LLC, a Connecticut limited liability company, into ZipLink, LLC, a Delaware limited liability company, in March, 1999, all outstanding options issued to purchase membership interests under the ZipLink, LLC Unit Option Plan were assumed by ZipLink, LLC, a Delaware limited liability company and converted into options to purchase membership interests in that limited liability company. In connection with the Reorganization, all outstanding options to purchase membership interests in ZipLink, LLC, a Delaware limited liability company, will be assumed by ZipLink, Inc. and will be converted into options to purchase shares of common stock under the 1999 Stock Option Plan described below. Each such option will be converted into an option to purchase common stock based upon a ratio of approximately .82 shares of common stock for each membership interest. The options outstanding to purchase membership interests in ZipLink, LLC, a Delaware limited liability company, on March 31, 1999 will be converted into options to purchase 364,470 shares of common stock, at a weighted average exercise price of $2.66 per share (assuming the Reorganization occurred as of such date). Upon the completion of this offering, under most option agreements 50% of the then-unvested options will become vested.

  STOCK OPTION PLAN

    In April 1999, we adopted a stock option plan designated the ZipLink, Inc. 1999 Stock Option Plan (the "Stock Option Plan"). The total number of shares of common stock reserved for issuance under our Stock Option Plan is 1,500,000. The total number of shares authorized, as well as shares subject to outstanding options, will be adjusted in the event of changes to our capital structure, such as stock dividends, stock splits or other recapitalizations. If any shares subject to an award are forfeited, canceled, exchanged, or surrendered, or if an award otherwise terminates or expires without a distribution of shares to the holder of such award, the shares of common stock with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination, or expiration, again be available for awards under the Stock Option Plan.

    The Stock Option Plan provides for the granting of awards to such officers, other employees, consultants, and directors of ZipLink and its affiliates as our Board may select from time to time. The Stock Option Plan provides that no person may be granted options to purchase more than 500,000 shares of common stock during any one calendar year.

    Our Board has the authority to administer the Stock Option Plan and to exercise all the powers and authorities either specifically granted to it under, or necessary or advisable in the administration of, the Stock Option Plan, including, without limitation, the authority to grant awards; to determine the persons to whom and the time or times at which awards shall be granted; to determine the type and number of awards to be granted, the number of shares of common stock to which an award may relate and the terms, conditions, restrictions and performance goals relating to any award; to determine whether, to what extent, and under what circumstances an award may be settled, canceled, forfeited, exchanged, or surrendered; to construe and interpret the Stock Option Plan and any award; to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan; to determine the terms and provisions of agreements evidencing awards; and to make all other determinations deemed necessary or advisable for the administration of the Stock Option Plan. Our Board may appoint a committee to administer the Stock Option Plan.

    The purchase price per share payable upon the exercise of an option will be established by the Board, provided, however, that incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the "Code") may not have an exercise price less than the fair market value of a share of common stock on the date of grant. The option exercise price is payable by any one of the following methods or a combination thereof, to the extent permitted by the
Board: (i) in cash or by personal check, certified check, bank cashier's check or wire transfer and/or (ii) subject to the approval of the Board, in common stock owned by the participant.

    Options granted under the Stock Option Plan will have a maximum term of ten years. Options will generally vest in equal installments over a five-year period, but in no event will an option be exerciseable more than ten years following the date of its grant, subject to acceleration in the event of certain transactions involving ZipLink.

    Options granted under the Stock Option Plan will generally expire three months after the termination of the optionee's service, except in the case of death or disability, in which case the options generally will be exerciseable up to 12 months following the date of death or termination of service. Options will generally terminate immediately upon termination for cause. In the event of a sale of all or substantially all of ZipLink's assets, a merger, consolidation, or other capital reorganization of ZipLink with or into another corporation, or a dissolution or liquidation of ZipLink, the vesting of the options will be accelerated, unless the Board determines otherwise.

    The Stock Option Plan provides for certain automatic and non-discretionary grants of options to members of our Board who are not employees of ZipLink or of any affiliated company. The exercise price of such options will be the fair market value of the common stock on the date of grant. The Stock Option Plan provides that each eligible director will be granted an option to purchase 10,000 shares of common stock upon first becoming a member of the Board, which options will vest as to 33.3% of such shares on each anniversary of the option grant date. At each annual meeting of stockholders, upon re-election each eligible director will automatically be granted an additional option to purchase 2,000 shares if he or she has served continuously as a member of the Board for at least six months, which options will vest on the first anniversary of such grant provided such director served continuously as a director for such period. The options granted to Board members will have ten year terms. Options granted under these provisions will generally expire seven months after the date the director ceases to be a director of ZipLink, except in the case of death or disability. In the event of a sale of all or substantially all of our assets, a merger, consolidation, or other capital reorganization of ZipLink with or into another corporation, or a dissolution or liquidation of ZipLink, the vesting of the options will be accelerated.

    Our Board may suspend, revise, terminate, or amend the Stock Option Plan at any time, provided, however, that: (i) stockholder approval will be sought if and to the extent required under Rule 16b-3 promulgated under the Exchange Act or if and to the extent the Board determines that such approval is required for purposes of satisfying Section 162(m) or Section 422 of the Code and (ii) no such suspension, revision, termination or amendment may, without the consent of a participant, reduce the participant's rights under any outstanding option.

    The Stock Option Plan will terminate ten years after its adoption, unless sooner terminated in accordance with its terms.

    Concurrently with the consummation of this offering, ZipLink will grant options to purchase 355,150 shares of common stock under the Stock Option Plan to certain of its directors and employees at a weighted average exercise price of $12.78 per share, based upon an assumed initial public offering price of $13.00 per share.

    401(K) PLAN. Prior to the closing of the offering, we intend to adopt a defined contribution plan intended to qualify under Section 401 of the Code to be designated the ZipLink, Inc. Employees' 401(k) Profit Sharing Plan. We intend that such plan will be the successor to a 401(k) Plan adopted by ZipLink, LLC. All personnel who have completed 90 days of service with ZipLink will be eligible to participate and enter the plan as of the earlier of the first day of January, April, July or October coinciding with or next following the date the participant satisfies the eligibility requirements. Participants will be entitled to make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. The 401(k) Plan will provide that ZipLink will make matching contributions equal to 25% of the participant's contribution, and may make discretionary contributions in proportion to such participant's earnings. Each participant will be fully vested in his or her contributions and the investment earnings thereon. After five years of service, participants will become fully vested in the matching contributions and discretionary contributions, if any, made by ZipLink. Contributions by the participants or ZipLink, and the income earned on such contributions, will generally not be taxable to the participants until withdrawn. Contributions by ZipLink will generally be deductible by ZipLink when made. Contributions will be held in trust as required by law. Individual participants will be entitled to direct the trustee to invest their accounts in authorized investment alternatives.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    FORMATION TRANSACTIONS. ZipLink was originally organized as a Connecticut limited liability company (the "Connecticut LLC") in November, 1995 by our founder Eric Zachs. In connection with the formation of the Connecticut LLC, Henry Zachs, our Co-Chairman and Chief Executive Officer, and Eric Zachs, our Co-Chairman, each received a 1% membership interest in the Connecticut LLC in exchange for a capital contribution of $100, the Zachs Family Limited Partnership Number One (the "Zachs Partnership"), an affiliate of Henry and Eric Zachs, received a 90% membership interest in the Connecticut LLC in exchange for a capital contribution of $9,300, and Christopher Jenkins, our President and a director, received a 5% membership interest as an incentive to join the company. The Operating Agreement of the Connecticut LLC contemplated that Henry and Eric Zachs and the Zachs Partnership (collectively, the "Zachs Founders") would make additional capital contributions without an increase in their percentage ownership of the Connecticut LLC, but that, in exchange, they would receive a preferential return of capital contributions over certain members of the Connecticut LLC (including Mr. Jenkins) to the extent that such capital contributions exceeded $2.0 million. During 1996, Henry and Eric Zachs and their affiliates made net capital contributions to the Connecticut LLC of $5.8 million. During 1997, the Connecticut LLC made net capital distributions to Henry and Eric Zachs and their affiliates of $2.5 million. No contributions or distributions were made in 1998.

    REORGANIZATION OF LLC. We intend to convert our company's business form from a limited liability company to a corporation in order to have a business organization that is more typical of other publicly-traded entities in our market. In March, 1999, in order to facilitate our ultimate conversion to a Delaware corporation, the Connecticut LLC was merged with and into a newly-formed Delaware limited liability company (the "Delaware LLC"), retaining the name ZipLink, LLC. As a result of such merger, all of the assets and liabilities of the Connecticut LLC were acquired by the Delaware LLC and all membership interests and options and warrants to acquire membership interests in the Connecticut LLC were exchanged for economically equivalent interests in the Delaware LLC.

    Prior to the closing of this offering, all of the membership units in the Delaware LLC will be transferred to a newly-formed Delaware corporation known as ZipLink, Inc. Following such transfer, the Delaware LLC will merge with and into ZipLink, Inc., as a result of which all of the assets and liabilities of the Delaware LLC will be transferred to ZipLink, Inc. In connection with such transfer of membership units and merger, each membership unit in the Delaware
LLC (other than membership units held by Nortel Networks and the Zachs Partnership) will be exchanged into approximately .82 shares of common stock of ZipLink, Inc., each option and warrant to acquire a membership unit in the Delaware LLC will be exchanged for an option or warrant, as the case may be, to purchase approximately .82 shares of our common stock, each membership unit in the Delaware LLC held by Nortel Networks will be exchanged into approximately
 .82 shares of common stock, each membership unit in the Delaware LLC held by the Zachs Partnership will be exchanged into approximately .81 shares of common stock, and the additional capital contributions provided by the Zachs Founders will be exchanged into 104,977 shares of common stock. After such exchange, Henry Zachs, Eric Zachs, and the Zachs Partnership, will own, 75,989, 75,989, and 6,814,305 shares of our common stock, respectively. Christopher Jenkins will own 374,239 shares of our common stock and Nortel Networks will own 1,659,478 shares of our common stock.

    NORTEL NETWORKS FUNDING. In December, 1997 Nortel Networks, a holder of more than 5% of our common stock, acquired $2.5 million of equity and $7.5 million of debt convertible into additional equity. Interest on such convertible debt has been accruing at a floating rate equal to LIBOR plus .80% and has been paid currently. Concurrently with the closing of this offering, $2.5 million of the convertible debt will be converted into 450,000 shares of common stock at a conversion price of $5.56 per share, and $5.0 million of the convertible debt will be converted into 384,615 shares of common stock at the initial public offering price, based upon an assumed initial public offering price of $13.00 per share.

    PURCHASES FROM NORTEL NETWORKS. We purchased equipment and services from Nortel Networks, in the aggregate amounts of $6.1 million in 1997, $1.0 million in 1998 and $102,000 during the three months ended March 31, 1999. Commencing 100 days after the installation of our fifteenth super point of presence using Nortel Networks equipment, we will obtain hardware maintenance and software subscription services from Nortel Networks at the rate of $423,000 per annum and intend to continue to obtain such services and purchase additional equipment from Nortel Networks on terms no less favorable than those which could be obtained from an independent third party.

    ZACHS FOUNDERS ADVANCES. During the period from 1996 through December 1997, ZipLink acted as a collection and dispersal agent for other companies controlled by the Zachs Founders which did not then have full-time accounting and cash management personnel. Some of the proceeds collected by ZipLink were retained by ZipLink and recorded as non-interest bearing advances. The principal amount of such advances at the end of 1997 was $479,600 and at the end of 1998 was $476,100. Such advances were repaid in March, 1999. ZipLink ceased to act as a collection or dispersal agent for affiliates of the Zachs Founders in January, 1999 and does not intend to reinstitute such arrangement in the future.

    HENRY AND ERIC ZACHS GUARANTEES. During the period 1996 through 1998, BancBoston Connecticut, N.A. made loans to ZipLink under a $20.0 million line of credit which was personally guaranteed by Henry and Eric Zachs. Henry and Eric Zachs received an aggregate of $175,000 in compensation for providing such guarantees through 1997. The principal amount outstanding under the BancBoston line of credit was $3.5 million at the end of 1996, $15.0 million at the end of 1997, and $15.0 million upon repayment at March, 1998. Such outstanding balance bore interest at a floating rate equal to the LIBOR plus 0.50%. The BancBoston loans were repaid in March, 1998 with the proceeds of a $15.0 million line of credit to ZipLink from Fleet Bank, which amount was increased to $20.0 million in October, 1998 and to $25.0 million in April, 1999. The Fleet Bank line of credit is secured by a pledge of all of ZipLink's assets and supported by a personal guarantee from Henry Zachs. Henry Zachs did not receive any compensation for providing such personal guarantee of the Fleet Bank Line of Credit. The Fleet Bank loan bears interest at a floating rate equal to LIBOR plus 0.30% (which was equal to 5.26% per annum as of March 31, 1999). ZipLink believes that the loans from both BancBoston and Fleet Bank were at interest rates, in amounts and on other terms which were more favorable to ZipLink than those which we could have obtained without the guarantee of Henry Zachs or Eric Zachs. As of March 31, 1999, the outstanding balance under the Fleet Bank line of credit was $19.0 million and we anticipate that such balance will increase prior to closing of this offering. We intend to use approximately $20.0 million of the net proceeds of this offering to repay the entire outstanding indebtedness to Fleet Bank and to terminate that facility after the closing of this offering. Henry Zachs has agreed to guarantee up to $10.0 million of additional indebtedness to ZipLink from institutional lenders acceptable to Mr. Zachs. We do not intend to incur any such indebtedness which is guaranteed by Mr. Zachs prior to the consummation of this offering and Mr. Zachs' agreement to provide such guaranty will terminate upon the closing of this offering. After the closing of this offering, we do not believe that any further loans to ZipLink will be supported by a guarantee from either Henry or Eric Zachs. See "Risk Factors--Our Co-Chairmen and our Chief Executive Officer will benefit from this offering."

    HENRY ZACHS' CONVERSION OPTION. In connection with the issuance of the convertible debt to Nortel Networks, Henry Zachs received an option to convert any loans to ZipLink which were guaranteed by Mr. Zachs into additional equity of ZipLink if Nortel Networks elected, or was required to, convert the $5.0 million convertible debenture into equity of ZipLink. Mr. Zachs is further obligated to convert up to $7.5 million of such indebtedness into additional equity of ZipLink if ZipLink requires Nortel to convert any of the $5.0 million debenture into equity of ZipLink. Mr. Zachs' obligation to convert indebtedness and acquire additional equity will not be triggered by the conversion of the convertible debt in connection with this offering. Conditioned upon the closing of this offering, Mr. Zachs' option to acquire additional membership interests will terminate.

    REAL PROPERTY LEASES. We have leased certain office and co-location space in Hartford, Connecticut from Henry Zachs. Our rental expenses to Mr. Zachs were $64,000 during 1996, $45,000 during 1997 and $39,000 during 1998. In January,
1999 we terminated our then-existing lease with Mr. Zachs and entered into a two year lease with him for approximately 3,500 square feet of office and co-location space in Hartford, Connecticut. Rent payable under such lease is $39,000 per annum, including taxes, insurance, and certain utilities.

    SALARY ACCRUALS. ZipLink accrued, but did not pay, salary to Henry Zachs of $90,000 per year for each of 1996 and 1997, a salary to Christopher Jenkins of $50,000 for 1997 and bonus of $25,000 to Christopher Jenkins for 1998. In March, 1999 Mr. Zachs' agreed to forgive ZipLink's obligation to pay his accrued salary. Mr. Jenkins' accrued salary and bonus were paid in March, 1999.

    TRADEMARK LICENSE. Under an oral royalty-free license, ZipLink has used certain trademarks owned by Henry Zachs or subject to pending applications made by him. In March, 1999, Mr. Zachs granted ZipLink a royalty-free, perpetual non-exclusive license to use all such trademarks and trademark applications for Internet related applications. Mr. Zachs will not grant any further licenses to any of such trademarks or trademark applications without the consent of ZipLink. Under certain circumstances, ZipLink has an option to purchase all of such trademarks and trademark applications for nominal consideration. Mr. Zachs received no payment or other consideration for granting such license.

    OTHER ZACHS FAMILY TRANSACTIONS. ZipLink provided administrative and accounting services to other companies controlled by the Zachs Founders, including ZipCall Long Distance, Inc., Message Center Management, Inc. and Brainbug, LLC during 1996, 1997 and 1998. Such services were provided without charge in 1996 and 1997, and ZipLink accrued $24,000 in 1998 for reimbursement for such services. We engaged in the resale of long distance telephone services and purchased long distance telephone service under a reseller agreement dated February 15, 1996 with ZipCall Long Distance. The total amounts paid to ZipCall Long Distance in 1996, 1997, 1998 and for the three months ended March 31, 1999 were $88,000, $233,000, $83,000 and $10,000, respectively. ZipLink terminated the provision of administrative and accounting services and the resale of long distance telephone services in 1997 and will not provide such services in the future. ZipLink terminated its purchase of long distance telephone service from ZipCall Long Distance in April, 1999.

    STOCK OPTIONS. We have granted certain stock options to Christopher Jenkins and Ronald Lipof, as well as certain other employees. See "Management--Stock Option Grants." Concurrently with the closing of this offering, ZipLink will grant 100,000 and 10,000 options to purchase shares of common stock to Christopher Jenkins and Ronald Lipof, respectively.

    REGISTRATION RIGHTS.

        FOUNDERS' REGISTRATION RIGHTS. Henry Zachs, Eric M. Zachs, the Zachs Partnership, and Christopher Jenkins (the "Founding Stockholders"), are entitled to registration rights with respect to shares of common stock held by them under the terms of a registration rights agreement dated as of December 23, 1997. In the event that we elect to register any of our common stock under the Securities Act (other than in connection with this offering), either for our own account or for the account of any other stockholder, we are required to include in such registration the shares of common stock held by such Founding Stockholders as request registration, subject to conditions and limitations, among them being the right of an underwriter of an offering to limit the number of shares of common stock they may include in the registration. The Founding Stockholders also have the right on two occasions to require us to register their shares of common stock. This right may be exercised at any time after the date which is six months from the closing of this offering by the holders of not less than 20% of the aggregate shares of common stock held by the Founding Stockholders (or a lesser percentage if the anticipated aggregate net offering price of the common stock to be registered would exceed $5.0 million, net of standard underwriting discounts). The registration rights granted to the Founding Stockholders will terminate as to any of them who can sell an unlimited number of shares under Rule 144. ZipLink is required to bear the expenses of the registration of its common stock for the Founding Stockholders, except any underwriting discounts and commissions.

        NORTEL NETWORKS REGISTRATION RIGHTS. Pursuant to an agreement dated as of December 23, 1997, Nortel Networks is entitled to registration rights with respect to shares of common stock owned by Nortel Networks. In the event that we elect to register any of our common stock under the Securities Act (other than in connection with this offering), either for our own account or for the account of any other stockholder, we are required to include in such registration shares of common stock held by Nortel Networks to the extent requested by Nortel Networks to do so, subject to conditions and limitations, among them being the right of an underwriter of an offering to limit the number of shares of common stock they may include in the registration. Nortel Networks also has the right on two occasions to require us to register their shares of common stock. This right may be exercised at any time after the date which is six months from the closing of this offering by the holders of not less than 20% of the aggregate shares of common stock covered by Nortel Networks' registration rights (or a lesser percentage if the anticipated aggregate net offering price of the common stock to be registered would exceed $5.0 million, net of standard underwriting discounts). Nortel Networks' registration rights terminate on the earlier of (i) three years from the closing of this offering, or (ii) at such time as Nortel Networks has been entitled to sell, during any three-month period, all of its common stock subject to registration rights. ZipLink is required to bear the expenses of the registration of its common stock for Nortel Networks, except any underwriting discounts and commissions.


    OTHER TRANSACTIONS. For the past several years, Wayne A. Martino, a director nominee of ZipLink, has performed legal services on our behalf in his capacity as a principal of the New Haven, Connecticut law firm of Brenner, Saltzman & Wallman, LLP, as have other principals and employees of such firm. The fees paid by ZipLink to such law firm during 1996, 1997 and 1998 were $156,000, $170,000 and $63,000, respectively. However, at no time were the fees paid by ZipLink to such law firm in excess of 5% of the law firm's gross revenues. In addition, Mr. Martino has received options to purchase membership interests in ZipLink, LLC which will be converted into options to purchase 4,080 shares of common stock at an exercise price of $3.06 per share.


    We believe that all of the related party transactions described above (other than the provision of administrative and accounting services) were on terms no less favorable than terms we could have obtained from independent third parties. All future transactions with our officers, directors and principal stockholders and their affiliates will be on terms no less favorable than terms we could obtain from independent third parties and will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 1999 and as adjusted to reflect the sale of the shares of common stock offered hereby and the conversion of convertible debt concurrently with the closing of this offering by (i) each person who we know owns beneficially more than 5% of our outstanding common stock, (ii) each of our directors and director nominees, (iii) each of the Named Executives, and (iv) all of our executives officers, directors and director nominees as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options, to the extent those options are currently exercisable or convertible within 60 days as of the date hereof, are treated as outstanding for computing the percentage securities held by a person but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to applicable community property laws.

    The information in the table below gives effect to the Reorganization as if it had occurred on March 31, 1999 and includes (i) 834,615 shares issuable upon the conversion of convertible debt, based upon an assumed initial public offering price of $13.00 per share, which conversion will occur concurrently with the closing of this offering, and (ii) 233,654 shares issued to Williams concurrently with the closing of this offering, based upon an assumed initial public offering price of $13.00 per share. There were, as of March 31, 1999, outstanding options to purchase 364,470 shares of common stock, exerciseable at a weighted average price of 2.66 per share, and an outstanding warrant to purchase 58,521 shares of common stock, with an exercise price of $1.71 per share.

                                                                                      PERCENTAGE OF COMMON STOCK
                                                                         NUMBER OF        BENEFICIALLY OWNED
                                                                          SHARES     -----------------------------
                                                                        BENEFICIALLY     BEFORE          AFTER
BENEFICIAL OWNER                                                           OWNED        OFFERING       OFFERING
----------------------------------------------------------------------  -----------  --------------  -------------
Zachs Family Limited Partnership Number One(1)........................   6,814,305           73.8%          53.5%
Henry M. Zachs(1)(2)..................................................   6,890,294           74.6           54.1
Eric M. Zachs(1)(2)...................................................   6,890,294           74.6           54.1
Northern Telecom Limited(3)...........................................   1,659,478           18.0           13.0
Christopher W. Jenkins(4).............................................     400,542            4.1            3.1
Ronald C. Lipof.......................................................          --             --              *
Gary P. Strickland....................................................          --             --             --
Russell S. Bernard....................................................          --             --             --
Jai P. Baghat.........................................................          --             --             --
Wayne A. Martino(5)...................................................       4,080              *              *
Alan M. Mendelson.....................................................          --             --             --
                                                                        -----------       -------    -------------
All executive officers, directors and director nominees as a group (11
  persons)............................................................   7,344,602           79.5%          58.0

------------------------

*   less than 1 percent

(1) The address for the Zachs Family Limited Partnership Number One, Henry M. Zachs and Eric M. Zachs is 40 Woodland Street, Hartford, Connecticut 06105.

(2) Includes 6,814,305 shares owned by Zachs Family Limited Partnership Number One. Henry M. and Eric M. Zachs are each general partners of the Zachs Family Limited Partnership Number One.

(3) Consists of 824,863 shares owned by Bay Networks, Inc., a subsidiary of Northern Telecom Limited, and 834,615 shares issuable upon the conversion of convertible debt held by Bay Networks, Inc. The address for Northern Telecom Limited is 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6.

(4) Represents 26,303 shares issuable upon exercise of options exerciseable upon the closing of this offering.

(5) Represents 4,080 shares issuable upon exercise of options exercisable upon the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of undesignated preferred stock, par value $.001 per share. Immediately after this offering, after giving effect to the Reorganization, the conversion of all convertible debt into shares of common stock and the issuance of 233,654 shares to Williams, there will be outstanding 12,733,654 shares of common stock, and no shares of preferred stock.

    The following description of our capital stock and selected provisions of our Amended and Restated Certificate of Incorporation and By-Laws is a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and By-Laws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of ZipLink holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be upon payment therefor, duly and validly issued, fully paid and non-assessable. As of the date of this prospectus, there were five holders of record of our common stock.

PREFERRED STOCK

    ZipLink's Amended and Restated Certificate of Incorporation provides that we may issue up to 1,000,000 shares of preferred stock in one or more series and as may be determined by our Board of Directors, who may establish from time to time the number of shares to be included in each series, and who may fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereon, including the dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, and the number of shares constituting any series. The Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock and, under certain circumstances, make it more difficult or costly for a third party to acquire, or discourage a third party from attempting to acquire, control of ZipLink. See "Risk Factors--We are subject to anti-takeover provisions which could negatively impact our stockholders." In certain circumstances, this could have the effect of decreasing the market price of the common stock. We do not have any present plans to issue any shares of preferred stock.

WARRANTS

    As of the date of this prospectus, we had outstanding one warrant to purchase 58,521 shares of common stock at an exercise price of $1.71. This warrant expires on September 2, 2002.

OPTIONS

    Immediately after the closing of the offering, after giving effect to the options being granted to certain directors and employees concurrently with the closing of this offering, there will be outstanding options to purchase 719,620 shares of common stock at a weighted average exercise price of $7.66 per share, based upon an assumed initial public offering price of $13.00 per share.

REGISTRATION RIGHTS

    Henry Zachs, Eric Zachs, the Zachs Family Limited Partnership Number One, Christopher Jenkins and Nortel Networks have been granted registration rights with respect to shares of common stock held by them. See "Certain Relationships and Related Transactions--Registration Rights."

    Williams is also entitled to registration rights with respect to the 233,654 shares of common stock to be issued to it concurrently with this offering. In the event that we elect to register any of our common stock under the Securities Act (other than in connection with this offering), either for our own account or for the account of any other stockholder, we are required to include in such registration the shares of common stock held by Williams, subject to conditions and limitations, among them being the right of an underwriter of an offering to limit the number of shares of common stock Williams may include in the registration. The registration rights granted to Williams will terminate at such time as Williams is entitled to sell, during any three month period, all of its common stock subject to registration rights. ZipLink is required to bear the expenses of the registration of its common stock for Williams, except any underwriting discounts and commissions.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    Delaware law and provisions of ZipLink's charter documents could make the acquisition of ZipLink and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of ZipLink to negotiate with us first. We believe that the benefits of increased protection of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure ZipLink outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

    ZipLink is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions): the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. The term "business combination" is defined generally to include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of ZipLink.

    ZipLink's Amended and Restated Certificate of Incorporation provides for authorized but unissued shares of preferred and common stock. Such shares are available for issuance without stockholder approval and may be used by us for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. This could make it more difficult or discourage any attempt to take control of us by means of a proxy contests, tender offer, merger or otherwise.

    Our Amended and Restated Certificate of Incorporation further provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Amended and Restated Certificate of Incorporation and By-Laws provide that special meetings of stockholders can be called only by the Board. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Board. The By-Laws also set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders. The Amended and Restated Certificate of Incorporation further provides that the provisions respecting the powers, number and election of directors, stockholder action by written consent, special meetings of stockholders and the By-Laws may only be amended by a supermajority vote of the stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    To the extent permitted by the Delaware General Corporation Law, ZipLink has included in its Amended and Restated Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our Amended and Restated Certificate of Incorporation requires us to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. Prior to the consummation of this offering, we also intend to enter into indemnity agreements with our directors and executive officers. We are seeking to obtain directors' and officers' liability insurance.

    We believe that our charter provisions and indemnity agreements are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    If our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following this offering, the market price of our common stock could fall. These sales might adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding an aggregate of 12,733,654 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 9,233,654 shares of common stock held by existing stockholders, Nortel Networks and Williams, are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.

    As a result of the contractual restrictions described below and the provisions of Rule 144 and 701, the restricted securities will become eligible for sale in the public market not earlier than 180 days after the date of this prospectus.

LOCK-UP AGREEMENTS

    All of our officers, directors and stockholders will sign lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Jefferies & Company, Inc.

WILLIAMS TRANSFER RESTRICTION

    In connection with the issuance of 233,654 shares of common stock to Williams, Williams has agreed that the maximum number of such shares which it may sell during each one-year period following the offering shall be the greater of (a) the number of shares having a value (based on 89% of the initial public offering price per share) equal to one half of the charges for telecommunication services used by ZipLink as of the date of any proposed sale, or (b) one third of the total number of shares issued to Williams. This contractual restriction terminates on the third anniversary of the delivery of the shares to Williams.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 127,337 shares immediately after this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

    Upon completion of this offering, holders of shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of 9,077,885 shares under the Securities Act. See "Description of Capital Stock--Registration Rights." After such a registration and the expiration of any applicable contractual restrictions, these shares becoming freely tradable without restriction under the Securities Act. These sales of securities could have a material adverse effect on the market price of our common stock.

STOCK OPTIONS


    We intend to file a registration statement on Form S-8 under the Securities Act no earlier than 180 days after this offering covering 1,500,000 shares of common stock reserved for issuance under our Stock Option Plan. As of March 31, 1999, options to purchase 364,470 shares of common stock were issued and outstanding. Upon the expiration of the lock-up agreements described above, at least 193,863 shares of common stock will be subject to vested options (based on options outstanding as of March 31, 1999). Shares of our common stock registered under the S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale immediately in the open market.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement dated the date hereof, the underwriters named below, through their representatives, Jefferies & Company, Inc. and FAC/Equities (a division of First Albany Corporation), have severally agreed to purchase from ZipLink the number of shares of common stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

                                                                                                         NUMBER
UNDERWRITERS                                                                                           OF SHARES
----------------------------------------------------------------------------------------------------  ------------
Jefferies & Company, Inc............................................................................
FAC/Equities........................................................................................

                                                                                                      ------------
    Total...........................................................................................     3,500,000
                                                                                                      ------------
                                                                                                      ------------

    The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

    The underwriters propose to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may re-allow, a discount not in excess of $ per share to certain other dealers. After the initial public offering, the representatives of the underwriters may change the offering price, the concession to selected dealers and the reallowance to other dealers.

    ZipLink has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to 525,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise such option, each of the underwriters will become obligated, subject to certain conditions, to purchase additional shares of common stock proportionate to such underwriter's initial commitment as indicated in the table above.

    The following table shows the underwriting fees to be paid to the underwriters by ZipLink in connection with this offering. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                                      FULL
                                                                     NO EXERCISE    EXERCISE
                                                                     -----------  ------------
Per share..........................................................   $            $
Total..............................................................   $            $

    Other expenses of this offering payable by ZipLink are estimated to be $1,315,000.

    ZipLink has agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make in respect thereof.

    Each of ZipLink, its executive officers and directors and stockholders has agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. Such consent may be given at any time without public notice.

    The representatives of the underwriters have advised ZipLink that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    The underwriters, at our request, have reserved for sale at the initial public offering price up to six percent (6%) of the shares of common stock to be sold in this offering for sale to our employees and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered hereby.

    The representatives of the underwriters have advised ZipLink that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the common stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time. These transactions may be effected on the Nasdaq National Market, the over-the-counter market or otherwise.

    Prior to this offering, there has been no public market for ZipLink's common stock. Consequently, the initial public offering price for ZipLink's common stock will be determined by negotiation among ZipLink and the representatives of the underwriters. The factors to be considered in determining the initial public offering price will include the history of and the prospects for the industry in which ZipLink competes, an assessment of ZipLink's management, the past and present operations of ZipLink, the historical results of operations of ZipLink, the recent market prices of securities of companies that ZipLink and the representatives of the underwriters believe to be comparable to ZipLink and the general condition of the securities markets at the time of this offering.

                                 LEGAL MATTERS


    The validity of the common stock offered hereby will be passed upon for ZipLink by Brenner, Saltzman & Wallman LLP, New Haven, Connecticut. As of the date of this prospectus, attorneys at Brenner, Saltzman & Wallman, LLP, including Wayne A. Martino, a director nominee of ZipLink and a principal of such firm, own options to purchase an aggregate of 9,384 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

    The financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission ("SEC") a registration statement, of which this prospectus constitutes a part, on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to ZipLink and the common stock offered hereby, reference is made to the registration statement and to the exhibits and schedules thereto. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13(th) Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of certain fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

    We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors and quarterly reports containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS
                                  ZIPLINK, LLC

                                                                                                                     PAGE
                                                                                                                     ----
Report of Independent Public Accountants...........................................................................   F-2

Balance Sheets.....................................................................................................   F-3

Statements of Operations...........................................................................................   F-4

Statements of Changes In Members' Equity (Deficit).................................................................   F-5

Statements of Cash Flows...........................................................................................   F-6

Notes to Financial Statements......................................................................................   F-7

                                 ZIPLINK, INC.

Report of Independent Public Accountants...........................................................................  F-18

Balance Sheet......................................................................................................  F-19

Statement of Cash Flows............................................................................................  F-20

Notes to Financial Statements......................................................................................  F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ZipLink, LLC:

    We have audited the accompanying balance sheets of ZipLink, LLC (a Delaware limited liability company, formerly a Connecticut limited liability company) as of December 31, 1997 and 1998, and the related statements of operations, changes in members' deficit and cash flows for the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZipLink, LLC as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                             /s/ Arthur Andersen LLP

Boston, Massachusetts
March 10, 1999

(except with respect to the matter
discussed in Note 7 for which the
date is April 16, 1999)

                                  ZIPLINK, LLC

                                 BALANCE SHEETS

                                                                DECEMBER 31,                 MARCH 31, 1999
                                                         ---------------------------  ----------------------------
                                                                                                       PRO FORMA
                                                             1997          1998          ACTUAL        (NOTE 3)
                                                         ------------  -------------  -------------  -------------
                                                                                              (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents............................  $  1,081,505  $     512,055  $     303,060  $     303,060
  Accounts receivable, less allowance for doubtful
    accounts of approximately $153,000, $68,000 and
    $40,000 at December 31, 1997, 1998, and at March
    31, 1999, respectively.............................       474,780        678,683        895,908        895,908
  Prepaid expenses and other current assets............        56,224         70,964        459,399        459,399
                                                         ------------  -------------  -------------  -------------
      Total current assets.............................     1,612,509      1,261,702      1,658,367      1,658,367
                                                         ------------  -------------  -------------  -------------
Property and Equipment, at cost:
  Network equipment....................................    11,719,967     12,659,088     12,700,674     12,700,674
  Computer equipment and software......................       289,973        356,789        369,485        369,485
  Leasehold improvements...............................       595,706        756,901        756,901        756,901
  Furniture, fixtures and equipment....................       105,948        107,764        107,764        107,764
  Vehicles.............................................        20,416         20,416         20,416         20,416
                                                         ------------  -------------  -------------  -------------
                                                           12,732,010     13,900,958     13,955,240     13,955,240
  Less--Accumulated depreciation and amortization......     1,460,805      4,097,553      4,941,173      4,941,173
                                                         ------------  -------------  -------------  -------------
                                                           11,271,205      9,803,405      9,014,067      9,014,067
Other Assets...........................................       100,772        108,772        108,772        108,772
                                                         ------------  -------------  -------------  -------------
      Total assets.....................................  $ 12,984,486  $  11,173,879  $  10,781,206  $  10,781,206
                                                         ------------  -------------  -------------  -------------
                                                         ------------  -------------  -------------  -------------

LIABILITIES AND MEMBERS'/STOCKHOLDERS' DEFICIT
Current Liabilities:
  Current portion of convertible debentures............  $         --  $     500,000  $     875,000  $          --
  Current portion of capital lease obligation..........       410,029        464,531        477,169        477,169
  Accounts payable.....................................     4,840,141        881,199      1,007,983      1,007,983
  Accrued expenses.....................................       971,051      1,882,424      1,932,087      1,932,087
  Deferred revenue.....................................       228,921        119,672        292,864        292,864
  Amounts due to affiliates, net.......................       479,561        476,140             --             --
                                                         ------------  -------------  -------------  -------------
      Total current liabilities........................     6,929,703      4,323,966      4,585,103      3,710,103
Note Payable To a Bank.................................    15,000,000     17,600,000     19,000,000     19,000,000
Capital Lease Obligation, less current portion.........       803,112        338,580        214,443        214,443
Convertible Debentures.................................            --      7,000,000      6,625,000             --
                                                         ------------  -------------  -------------  -------------
      Total liabilities................................    22,732,815     29,262,546     30,424,546     22,924,546
                                                         ------------  -------------  -------------  -------------
Commitments and Contingencies (Notes 13, 15 and 17)
Members'/Stockholders' Deficit:
Common Stock, $.001 par value, 50,000,000 shares
  authorized, 9,000,000 shares issued and outstanding
  at March 31, 1999 on a pro forma basis...............            --             --             --          9,000
Additional paid in capital.............................            --             --             --     13,568,395
Accumulated deficit....................................            --             --             --    (25,720,735)
                                                         ------------  -------------  -------------  -------------
Total members'/stockholders' deficit...................    (9,748,329)   (18,088,667)   (19,643,340)   (12,143,340)
                                                         ------------  -------------  -------------  -------------
      Total liabilities and members'/stockholders'
        deficit........................................  $ 12,984,486  $  11,173,879  $  10,781,206  $  10,781,206
                                                         ------------  -------------  -------------  -------------
                                                         ------------  -------------  -------------  -------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                  ZIPLINK, LLC

                            STATEMENTS OF OPERATIONS

                                                                         FOR THE THREE MONTHS
                                                                                ENDED
                                     FOR THE YEARS ENDED DECEMBER 31,         MARCH 31,
                                    ----------------------------------  ----------------------
                                       1996        1997        1998        1998        1999
                                    ----------  ----------  ----------  ----------  ----------
                                                                             (UNAUDITED)
Revenues..........................  $  755,655  $5,235,830  $7,088,200  $1,678,262  $2,745,324
                                    ----------  ----------  ----------  ----------  ----------
Costs and Expenses:
  Cost of revenues................   1,782,430   3,186,777   6,271,169   1,285,809   1,758,390
  Selling, general and
    administrative................   7,372,740   6,507,490   5,174,370   1,246,769   1,384,828
  Depreciation and amortization...     383,965   1,084,393   2,636,748     488,044     950,037
                                    ----------  ----------  ----------  ----------  ----------
      Total costs and expenses....   9,539,135  10,778,660  14,082,287   3,020,622   4,093,255
                                    ----------  ----------  ----------  ----------  ----------
      Loss from operations........  (8,783,480) (5,542,830) (6,994,087) (1,342,360) (1,347,931)
                                    ----------  ----------  ----------  ----------  ----------
Other Expenses:
  Interest expense................     (30,492) (1,098,119) (1,344,285)   (276,675)   (355,816)
  Interest income.................      11,217         426      37,029       9,886       4,845
  Other income (expense)..........         630     (68,902)   (144,514)         --     (37,969)
                                    ----------  ----------  ----------  ----------  ----------
                                       (18,645) (1,166,595) (1,451,770)   (266,789)   (388,940)
                                    ----------  ----------  ----------  ----------  ----------
      Net loss....................  $(8,802,125) $(6,709,425) $(8,445,857) $(1,609,149) $(1,736,871)
                                    ----------  ----------  ----------  ----------  ----------
                                    ----------  ----------  ----------  ----------  ----------
Net Loss per Unit (Note 2(n)):
  Net loss per unit--
    basic and diluted.............  $    (0.96) $    (0.75) $    (0.85) $    (0.16) $    (0.18)
                                    ----------  ----------  ----------  ----------  ----------
                                    ----------  ----------  ----------  ----------  ----------
  Weighted average units--
    basic and diluted.............   9,174,312   8,963,982   9,899,083   9,899,083   9,899,083
                                    ----------  ----------  ----------  ----------  ----------
                                    ----------  ----------  ----------  ----------  ----------
Pro Forma Net Loss per Share
  (Note 2(n)):
  Pro forma net loss per share--
    basic and diluted.............  $    (1.16) $    (0.91) $    (1.03) $    (0.20) $    (0.21)
                                    ----------  ----------  ----------  ----------  ----------
                                    ----------  ----------  ----------  ----------  ----------
  Pro forma weighted average
    shares--basic and diluted.....   7,567,548   7,394,055   8,165,385   8,165,385   8,165,385
                                    ----------  ----------  ----------  ----------  ----------
                                    ----------  ----------  ----------  ----------  ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                  ZIPLINK, LLC

                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

             AND THE THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

                                                                         ZACHS
                                                                      (INDIVIDUALS      NORTEL
                                                                      AND LIMITED     NETWORKS,
                                                                      PARTNERSHIP)       INC.          TOTAL
                                                                     --------------  ------------  --------------
Members' Equity, December 31, 1995 (unaudited).....................  $          989  $    --       $          989
  Net loss.........................................................      (8,802,125)      --           (8,802,125)
  Members' contributions, net of distributions.....................       5,776,994       --            5,776,994
                                                                     --------------  ------------  --------------
Members' Equity (Deficit), December 31, 1996.......................      (3,024,142)      --           (3,024,142)
  Net loss.........................................................      (6,694,719)      (14,706)     (6,709,425)
  Members' contributions, net of distributions.....................      (2,514,762)    2,500,000         (14,762)
                                                                     --------------  ------------  --------------
Members' Equity (Deficit), December 31, 1997.......................     (12,233,623)    2,485,294      (9,748,329)
  Net loss.........................................................      (7,601,271)     (844,586)     (8,445,857)
  Compensation associated with the issuance of unit options and
    warrants.......................................................          94,967        10,552         105,519
                                                                     --------------  ------------  --------------
Members' Equity (Deficit), December 31, 1998.......................     (19,739,927)    1,651,260     (18,088,667)
  Net loss.........................................................      (1,563,184)     (173,687)     (1,736,871)
  Members' contributions...........................................         180,000       --              180,000
  Compensation associated with the issuance of unit options........           1,978           220           2,198
                                                                     --------------  ------------  --------------
Members' Equity (Deficit), March 31, 1999 (unaudited)..............  $  (21,121,133) $  1,477,793  $  (19,643,340)
                                                                     --------------  ------------  --------------
                                                                     --------------  ------------  --------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                  ZIPLINK, LLC

                            STATEMENTS OF CASH FLOWS

                                                                                          FOR THE THREE MONTHS
                                                        YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                                 -------------------------------------  ------------------------
                                                    1996         1997         1998         1998         1999
                                                 -----------  -----------  -----------  -----------  -----------
                                                                                              (UNAUDITED)
Cash Flows from Operating Activities:
  Net loss.....................................  $(8,802,125) $(6,709,425) $(8,445,857) $(1,609,149) $(1,736,871)
  Adjustments to reconcile net loss to net cash
    used in operating activities--
    Depreciation and amortization..............      383,965    1,084,393    2,636,748      488,044      950,037
    Loss on disposal of property and
      equipment................................           --       53,053      143,844           --       37,969
    Compensation expense associated with the
      issuance of unit options and warrants....           --           --      105,519       96,730        2,198
    Changes in operating assets and
      liabilities--
      Accounts receivable, net.................     (159,940)    (314,840)    (203,903)    (342,617)    (217,225)
      Prepaid expenses and other current
        assets.................................      (81,603)      57,221      (14,740)     (21,381)    (388,435)
      Accounts payable.........................    1,292,629    3,476,809   (3,958,942)     199,275      126,784
      Accrued expenses.........................    1,444,417     (473,366)     911,373      704,511      229,663
      Deferred revenue.........................      177,136       51,785     (109,250)     (18,095)     173,192
      Due to affiliates........................     (206,101)    (578,276)      (3,421)      (2,588)    (476,140)
                                                 -----------  -----------  -----------  -----------  -----------
        Net cash used in operating
          activities...........................   (5,951,622)  (3,352,646)  (8,938,629)    (505,270)  (1,298,828)
                                                 -----------  -----------  -----------  -----------  -----------
Cash Flows from Investing Activities:
  Purchases of property and equipment..........   (4,218,716)  (6,969,558)  (1,312,792)    (790,703)    (198,668)
  Proceeds from sale of property and
    equipment..................................           --       20,765           --           --           --
  Increase in other assets.....................      (80,772)     (20,000)      (8,000)     (18,000)          --
                                                 -----------  -----------  -----------  -----------  -----------
        Net cash used in investing
          activities...........................   (4,299,488)  (6,968,793)  (1,320,792)    (808,703)    (198,668)
                                                 -----------  -----------  -----------  -----------  -----------
Cash Flows from Financing Activities:
  Proceeds from convertible debentures.........           --           --    7,500,000      500,000           --
  Proceeds from borrowings under notes
    payable....................................    2,700,970   11,450,000    2,600,000           --    1,400,000
  Payments of principal made on capital lease
    obligations................................           --     (333,388)    (410,029)     (92,936)    (111,499)
  Members' contributions.......................    5,776,994    2,500,000           --                        --
  Members' distributions.......................           --   (2,514,762)          --                        --
                                                 -----------  -----------  -----------  -----------  -----------
        Net cash provided by financing
          activities...........................    8,477,964   11,101,850    9,689,971      407,064    1,288,501
                                                 -----------  -----------  -----------  -----------  -----------
Net (Decrease) Increase in Cash and Cash
  Equivalents..................................   (1,773,146)     780,411     (569,450)    (906,909)    (208,995)

Cash and Cash Equivalents, beginning of
  period.......................................    2,074,240      301,094    1,081,505    1,081,505      512,055
                                                 -----------  -----------  -----------  -----------  -----------
Cash and Cash Equivalents, end of period.......  $   301,094  $ 1,081,505  $   512,055  $   174,596  $   303,060
                                                 -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------
Supplemental Disclosure of Cash Flow
  Information:
  Cash paid for interest.......................  $    30,402  $ 1,034,506  $ 1,242,138  $   207,182  $   382,759
                                                 -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------
Supplemental Disclosure of Non-Cash Financing
  and Investing Activities:
  Acquisition of equipment pursuant to capital
    lease obligation...........................  $        --  $ 1,546,529  $        --  $        --  $        --
                                                 -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------
  Forgiveness of accrued compensation by
    Capital Member.............................  $        --  $        --  $        --  $        --  $   180,000
                                                 -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                  ZIPLINK, LLC

                         NOTES TO FINANCIAL STATEMENTS

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) ORGANIZATION

    ZipLink, LLC (the Company) was organized as a Connecticut limited liability company (LLC) on November 21, 1995. The Company had no significant operations prior to January 1, 1996. On March 9, 1999, the Company was merged into a Delaware LLC and will be subsequently merged into a Delaware corporation upon the closing of the Company's proposed initial public offering (IPO). See Note 17.

    The Company has operations in Lowell, Massachusetts and Hartford, Connecticut and is a national provider offering wholesale Internet access services in the United States to two distinct target markets: Internet appliances and local, regional and national Internet service providers.

    The Company is subject to a number of risks common to companies in similar stages of development, including dependence on key personnel, customers and suppliers, competition from substitute services and larger companies, the need for adequate financing to fund future operations, the continued successful development and marketing of its services and the attainment of profitable operations. See "Risk Factors" included elsewhere in this prospectus for additional discussion.

    The Company has incurred a cumulative net loss from operations of $25.7 million since inception and has funded these losses principally through the issuance of debt and equity securities. The Company has a members' deficit of $19.6 million as of March 31, 1999 and is dependent on raising additional capital in the short term to satisfy ongoing capital needs. As discussed in Note 7, a Capital Member has agreed to personally guarantee an additional $10 million of borrowings. These additional proceeds should be sufficient to continue operations through 1999.

(2) SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying notes to financial statements.

    (A) INTERIM FINANCIAL STATEMENTS

        The accompanying balance sheet as of March 31, 1999 and the statements of operations and cash flows for the three months ended March 31, 1998 and 1999, and the statement of members' equity (deficit) for the three months ended March 31, 1999 are unaudited, but in the opinion of the management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of results for these interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

    (B) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

    (C) CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates market, and include overnight investments in U.S. Treasury securities.

    (D) REVENUE RECOGNITION

        The Company recognizes revenue over the period in which the services are performed. Deferred revenue relates to advanced service billings and are $228,921, $119,672 and $292,864 at December 31, 1997 and 1998 and March 31,
    1999, respectively.

    (E) DEPRECIATION AND AMORTIZATION

        Depreciation and amortization is provided using the straight-line method over the following estimated useful lives of the assets:

Network equipment.....................................  3-5 years
Computer equipment and software.......................  3-5 years
Leasehold improvements................................  Life of the lease
Furniture, fixtures and equipment.....................  5 years
Vehicles..............................................  5 years

        Expenditures for major renewals and betterments are capitalized. Expenditures for maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred.

    (F) TRANSACTIONS WITH AFFILIATES

        The Company collects and disburses funds on behalf of other entities owned by some of the Company's members. The amount of non-interest bearing advances due these entities is $479,561 and $476,140 at December 31, 1997 and 1998, respectively, and is therefore reflected as a liability on the accompanying balance sheets. In March, 1999, the Company repaid all outstanding amounts due to affiliates.

    (G) OTHER ASSETS

        Other assets consist primarily of security deposits on the Company's leased facilities.

    (H) LONG-LIVED ASSETS

        The Company follows Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. SFAS No. 121 requires that long-lived assets be reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of long-lived assets at each reporting period based on the undiscounted projected cash flows of the related asset. Should there be impairment, the cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time. To date, the Company does not believe that an impairment exists.

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

    (I) CONCENTRATIONS OF CREDIT RISK

        Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's cash equivalents are invested in financial instruments with high credit ratings. Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales. To control credit risk, the Company performs periodic credit evaluations of its customers and has recorded allowances for estimated losses. One customer accounted for approximately 80%, 85% and 87% of accounts receivable at December 31, 1997 and 1998 and March 31, 1999, respectively.

    (J) FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, amounts due to affiliates, notes payable, and convertible debentures approximates their fair value.

    (K) STOCK-BASED COMPENSATION

        The Company adopted SFAS No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION in 1996. SFAS No. 123 defines a fair-value-based method of accounting for employee stock options and other stock-based compensation. The compensation expense arising from this method of accounting can be reflected in the financial statements or alternatively, pro forma net income and earnings per share effect of the fair-value-based accounting can be disclosed in the financial footnotes. The Company has adopted the disclosure-only alternative.

    (L) SIGNIFICANT VENDORS

        The Company relies on other companies to supply certain key components of their network infrastructure. These components include critical telecommunications services and networking equipment, which are available only from sole or limited sources. Six companies provide the backbone data communications facilities and capacity for the Company. The Company is also dependent upon local exchange carriers to provide telecommunications services to the Company and its customers. One company is the sole supplier of the servers primarily used in the Company's network infrastructure.

    (M) POSTRETIREMENT BENEFITS

        The Company has no obligations for postretirement benefits.

    (N) NET LOSS PER UNIT AND PRO FORMA NET LOSS PER SHARE

        The Company has adopted SFAS No. 128, EARNINGS PER SHARE. Basic net loss per common share/unit is computed using the weighted average number of shares of common stock/units outstanding during the period. Diluted net loss per common share/unit is the same as basic net loss per common share/unit since the effects of the Company's potential common stock/unit equivalents are antidilutive. In accordance with Staff Accounting Bulletin No. 98, the Company has determined that there were no nominal issuances of common stock/units or potential common stock/units in the period prior to the Company's planned IPO. Pro forma net loss per common share assumes

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

    the Company's conversion into a Delaware corporation (see Note 17) and the conversion of the members' equity into capital stock. Antidilutive securities, which consist of unit options and convertible debentures that are not included in diluted net loss per unit were 55,044, 9,170, 574,459, 15,052 and 570,299 for the year ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999, respectively. Antidilutive securities, which consist of stock options and convertible debentures that are not included in pro forma diluted net loss per common share were 44,907, 7,481, 1,202,449, 97,481 and 1,199,055 for the years
    December 31, 1996, 1997 and 1998, and for the three months ended March 31, 1998 and 1999, respectively.

    (O) NEW ACCOUNTING STANDARDS

        In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

(3) PRO FORMA PRESENTATION (UNAUDITED)

    The pro forma balance sheet as of March 31, 1999 gives effect to the Company's merger with ZipLink, Inc. (see Note 17) and the conversion of the convertible debentures into common stock upon the closing of the IPO at an assumed offering price of $13.00 per share.

(4) SIGNIFICANT CUSTOMER

    In October 1996, the Company entered into a wholesale network services agreement with WebTV Networks, Inc. (WebTV). Under the terms of this agreement, the Company provides dial-up connectivity between WebTV subscribers and WebTV's own internet access facility over the ZipLink network. The agreement expires in December 2000. During the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1999, WebTV represented approximately 4%, 48%, 68% and 80%, respectively, of the Company's revenues.

(5) SEGMENT DISCLOSURE

    In July 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company has determined that it only operates in one segment.

(6) INCOME TAXES

    As a result of the Company's organization as an LLC, taxation does not occur at the Company level, but is shared individually by the members. Accordingly, no provision for federal or state income taxes is required in the accompanying statements of operations for the years ended December 31, 1996, 1997, 1998 and for the three months ended March 31, 1998 and 1999. Upon the consummation of the reorganization discussed in Note 17, the Company will be subject to federal and state income tax based upon the taxable income generated after the date of the reorganization and will begin accounting for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES.

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) NOTE PAYABLE

    On March 31, 1998, the Company entered into a revolving credit agreement, as amended on October 15, 1998 (the Financing Agreement) that provides for borrowings up to $20.0 million and matures on April 1, 2001. Borrowings under the Financing Agreement are for working capital purposes and are secured by a pledge of certain collateral owned by a Capital Member of the Company and substantially all the assets of the Company. Borrowings are limited to the lesser of 60% of the current market value of certain collateral, subject to adjustment, or $20 million and bear interest at LIBOR (5.066 % at December 31, 1998) plus 0.3%. On April 16, 1999 the Financing Agreement was modified to provide for borrowings up to $25 million.

    In March 1999, the Capital Member agreed to personally guarantee an additional $10 million of borrowings from an institutional lender (Additional Guarantee). The Additional Guarantee will expire, upon the earlier of the closing of the IPO, as long as the net proceeds from the offering exceed $30 million or, January 1, 2000. Although the Company has not arranged additional financing with an institutional lender as of the date of this report, the Capital Member has the ability to make this guarantee.

    On December 24, 1997, the Company amended its existing revolving credit agreement to allow for borrowing up to $20 million. Borrowings were secured by certain collateral of a Capital Member and bore interest at LIBOR plus 0.5%. At December 31, 1997, the Company had borrowings of $15 million outstanding under this agreement. The Company refinanced these borrowings in 1998 with the above described Financing Agreement.

(8) CONVERTIBLE DEBENTURES

    In December 1997, the Company entered into two unsecured convertible debenture agreements (the Debenture Agreements) with a Senior Member (Nortel Networks) for $2.5 million and $5 million, Debenture One and Debenture Two, respectively. In 1998, the Company received proceeds of $7.5 million under these Debenture Agreements. The Debenture Agreements both bear interest at the six month LIBOR rate (5.066 % at December 31, 1998) plus 0.8%. The Debenture Agreements are payable in 60 equal monthly installments of principal of $125,000, commencing on September 15, 1999.

    Both Debenture Agreements contain automatic and voluntary conversion rights. Debenture One and Debenture Two each convert into a number of units, as defined in the Debenture Agreements. The Debenture Agreements cannot be converted prior to June 30, 1999 unless certain events occur causing an automatic conversion, as defined in the Debenture Agreements, including but not limited to an initial public offering. The Senior Member and the Company each have voluntary conversion rights after June 30, 1999 into units at the defined conversion prices. In the event the Company voluntarily elects to convert Debenture Two into units of the Company, the Company must cause a Capital Member to repay a certain amount of the Company's borrowings and convert that amount into additional units of the Company. The amount which must be repaid and converted into units of the Company is equal to the lesser of (i) $7.5 million or (ii) 150% of the outstanding principal balance of Debenture Two. The indebtedness under both Debenture Agreements is subordinate to the Financing Agreement.

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

    The future principal payments in accordance with the Debenture Agreements are as follows:

YEAR ENDED DECEMBER 31,                                                              AMOUNT
--------------------------------------------------------------------------------  ------------
1999............................................................................  $    500,000
2000............................................................................     1,500,000
2001............................................................................     1,500,000
2002............................................................................     1,500,000
2003............................................................................     1,500,000
Thereafter......................................................................     1,000,000
                                                                                  ------------
                                                                                  $  7,500,000
                                                                                  ------------
                                                                                  ------------

(9) MEMBERS' EQUITY

    At December 31, 1998, the Company's membership was comprised of the three Capital Members--85.4% (all Zachs family members and/or partnerships), one Senior Member--10% (Nortel Networks) and one Service Member--4.6% (the Company's president).

    The Capital Members contributed an aggregate of $9,500 for their initial interests, Nortel Networks contributed $2.5 million for its interest and the Service Member received his interest for no consideration. The estimated fair market value of the Service Member's interest was not material at the date of grant.

    Income of the Company shall be allocated first, to members with senior units based on their percentage interest; second, to Capital Members until the cumulative amount of income equals the Cumulative Preferred Distributions made to the Capital Members; third, until the cumulative amount of income allocated equals the cumulative amount of loss previously allocated to the Members in the same proportions in which such losses were allocated; and fourth, the balance, if any, to all Members in proportion to their percentage interests.

    Losses of the Company shall be allocated first, to members with senior units based on their percentage interest, second, until the cumulative amount of losses equals the cumulative amount of income previously allocated to the Members in the same proportions in which such income was allocated and the balance, if any, to all Capital Members in proportion to their percentage interests. No allocation shall be made to the Service Member.

    On January 1, 1998, the Company effected a ten-for-one unit split. The accompanying financial statements have been retroactively restated to reflect this unit split.

    In December 1997, the Company entered into a securities purchase agreement (the Securities Agreement) with Nortel Networks for the purchase of a 10% interest in the Company for an aggregate investment of $2.5 million. In connection with the Securities Agreement, the Company also entered into two unsecured convertible debentures (see Note 8).

(10) UNIT OPTION PLAN

    In September, 1996, the Company adopted the ZipLink, LLC Unit Option Plan (the Unit Plan). Pursuant to the Unit Plan, unit options may be granted to certain employees of the Company at no less than fair market value on the date of grant. Options granted under the Unit Plan expire 10 years subsequent to the date of grant. In addition, option vesting is determined by the Company, however

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

options generally vest over a five year period, except that 50% of the unvested portion of any option outstanding prior to the completion of an initial public offering shall become vested upon completion of such offering.

    Unit option activity from the Unit Plan's inception is as follows:

                                                                                    WEIGHTED
                                                                                     AVERAGE
                                                                      OPTIONS    EXERCISE PRICE
                                                                     ----------  ---------------
Outstanding at December 31, 1995...................................          --            --
  Granted..........................................................      55,044     $    0.22
                                                                     ----------         -----
Outstanding at December 31, 1996...................................      55,044          0.22
  Granted..........................................................      82,566          1.46
  Canceled.........................................................    (128,440)         0.93
                                                                     ----------         -----
Outstanding at December 31, 1997...................................       9,170          1.46
  Granted..........................................................     452,369          2.18
  Canceled.........................................................     (10,675)         1.61
                                                                     ----------         -----
Outstanding at December 31, 1998...................................     450,864     $    2.20
                                                                     ----------         -----
                                                                     ----------         -----

    There were no options granted during the three month period ended March 31, 1999 and there were no options exercisable at December 31, 1996, 1997 and 1998. The weighted average grant date value of options granted during 1996, 1997 and 1998 are $0.16, $1.08 and $1.72, respectively. As of December 31, 1998 the weighted average remaining contractual life of options outstanding under the Unit Plan is 9.8 years.

    In 1998, the Company granted 24,500 unit options to non-employees. The Company has valued these options at $43,945 using the Black-Scholes pricing model as prescribed in SFAS No. 123. The Company is amortizing the expense associated with these options over the vesting period of the options. During 1998 and for the three months ended March 31, 1999, the Company recognized $8,789 and $2,198, respectively, of compensation expense associated with these options.

    The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted using the Black-Scholes pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

                                                                   1996       1997       1998
                                                                 ---------  ---------  ---------
Risk free interest rate........................................      5.94%      5.71%      4.62%
Expected dividend yield........................................         --         --         --
Expected lives.................................................    5 years    5 years    5 years
Expected volatility............................................        65%        65%        65%

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

    Had compensation cost for the Company's unit option plan been determined based on the fair value at the grant dates of awards under the plan consistent with the method of SFAS 123, net loss would have been as follows:

                                                       1996           1997           1998
                                                   -------------  -------------  -------------
Net loss--as reported............................  $  (8,802,125) $  (6,709,425) $  (8,445,857)
Net loss--pro forma..............................     (8,803,910)    (6,711,403)    (8,473,744)
Net loss per unit--basic and diluted--as
  reported.......................................         $(0.96)        $(0.75)        $(0.85)
Net loss per unit--basic and diluted--pro
  forma..........................................         $(0.96)        $(0.75)        $(0.86)

    The Black-Scholes option-pricing model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions included expected stock price volatility. Because the Company's employee unit options have characteristics significantly different from those of traded options, and because changes in the subjective imputed assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its unit options.

(11) BENEFIT PLAN

    Substantially all full-time employees of the Company who have met certain age and service requirements, are eligible to participate in a 401(k) savings plan sponsored by the Company. The Company is required to make a matching contribution equal to 25% of the amount that the participant has elected to contribute. The Company's match is limited to employee contributions up to 5% of the employee's annual compensation. The Company's expense for matching contributions was approximately $16,000, $8,000, $17,000, $3,000 and $5,000 for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999, respectively.

(12) ACCRUED EXPENSES

    Accrued expenses at December 31, 1997 and 1998 and March 31, 1999 consisted of the following:

                                                        1997         1998      MARCH 31, 1999
                                                     ----------  ------------  --------------
                                                                                (UNAUDITED)
Accrued payroll and related........................  $  608,512  $    407,994   $    134,793
Accrued installation costs.........................          --       566,000        566,000
Accrued telecommunications expenses................      62,581       215,003        291,960
Accrued professional fees..........................     177,210       228,546        448,936
Accrued other......................................     122,748       464,881        490,398
                                                     ----------  ------------  --------------
                                                     $  971,051  $  1,882,424   $  1,932,087
                                                     ----------  ------------  --------------
                                                     ----------  ------------  --------------

(13) RELATED PARTY TRANSACTIONS

    In December 1997, the Company entered into a purchase and license agreement with Nortel. Pursuant to this agreement, the Company purchased certain network equipment from Nortel for

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

approximately $6.1 million in 1997 (of which $2 million was paid during December 1997 and $4.1 million is included in accounts payable in the accompanying balance sheet at December 31, 1997 which was subsequently paid in 1998). In 1998 and during the three months ended March 31, 1999, the Company purchased approximately $1 million and $102,000, respectively, of equipment and services from Nortel Networks. In addition, Nortel has agreed to provide certain services to the Company, as defined (see Note 15(c)).

    The Company rents office space from a related party. Rent expense related to this office space was approximately $64,000, $45,000, $39,000, $10,000 and $10,000 for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999, respectively. In January 1999, the Company entered into a two year lease with the related party with annual payments of $39,000.

    The Company was engaged in the resale of long distance telephone services pursuant to the terms of a Reseller Agreement dated February 15, 1996 with ZipCall Long Distance, Inc., a company controlled by two of the Capital Members of the Company. The Company paid ZipCall Long Distance its long distance carrier cost plus 5%. The accompanying statements of operations reflects $88,000, $233,000, $83,000, $21,000 and $10,000 of expense paid to ZipCall Long Distance for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999, respectively. During October 1997, the Company sold its long distance telephone services to a third party.

    At December 31, 1997 and 1998, the Company had $230,000 and $255,000 of accrued compensation payable to the Capital and Service Members which is included in the accompanying balance sheet. In addition, there is $280,000, $192,000 and $25,000 of compensation expense which is included in the statement of operations for the years ended December 31, 1996, 1997 and 1998, respectively. In March 1999, a Capital Member agreed to forgive $180,000 of the accrued compensation and therefore, this amount has been recorded as a capital contribution during the three months ended March 31, 1999.

(14) ACQUISITION

    In July 1996, the Company acquired certain property and equipment from iGuide, Inc. (iGuide) for approximately $2.7 million. The Company also assumed certain contracts related to the operation of the equipment from iGuide. The purchase price was allocated to property and equipment based on the estimated fair value of the assets acquired. No allocation was made to the contracts as they were deemed to have only a nominal value.

(15) COMMITMENTS AND CONTINGENCIES

    (A) OPERATING LEASES

        The Company has various leasing arrangements for real estate and equipment. In addition, the Company subleases office space to a third party. As of December 31, 1998, future minimum

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

    lease payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year, net of any subleases, are as follows:

1999............................................................  $ 121,000
2000............................................................    359,000
2001............................................................    323,000
2002............................................................    323,000
2003............................................................    323,000
Thereafter......................................................  2,684,000
                                                                  ---------
    Total.......................................................  $4,133,000
                                                                  ---------
                                                                  ---------

        Net rental expense relating to these operating leases was approximately $325,000, $425,000, $198,000, $53,000 and $53,000 for the years ending
    December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999, respectively.

    (B) CAPITAL LEASE OBLIGATION

        In June 1997, the Company entered into a capital lease for network equipment. The lease is payable in an initial installment of $233,491, made in June 1997 and 36 monthly installments of $44,052, including interest at 10.78%, commencing in September 1997. The outstanding capital lease obligation as of December 31, 1998 is $803,111.

        Repayments required under this capital lease agreement are as follows:

YEAR                                                                                  AMOUNT
----------------------------------------------------------------------------------  ----------
1999..............................................................................  $  528,624
2000..............................................................................     352,416
                                                                                    ----------
                                                                                       881,040
Less--Amount representing interest................................................     (77,929)
                                                                                    ----------
Present value of future minimum payments..........................................     803,111
Less--Current portion.............................................................     464,531
                                                                                    ----------
                                                                                    $  338,580
                                                                                    ----------
                                                                                    ----------

    (C) PURCHASE AND LICENSE AGREEMENT

        Pursuant to the Company's purchase and license agreement with Nortel, Nortel is committed to provide and the Company may purchase certain services for annual fees aggregating $866,000. The fees are payable at various times during 1998 and 1999 depending on the respective service. During 1998 and the three months ended March 31, 1999, the Company purchased approximately $807,000 and $33,000, respectively, of services pursuant to this arrangement. Upon the installation of certain equipment, as defined, the Company will be required to enter into hardware and software maintenance agreement with Nortel for $423,000 per annum.

                                  ZIPLINK, LLC

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

    (D) EMPLOYMENT AGREEMENTS

        The Company has an employment agreement with an employee, which provides for an aggregate base salary of approximately $150,000 per annum through 2001.

(16) ADVISORY AGREEMENT

    In May 1997, as amended in January 1998, the Company entered into an agreement with a financial advisor (the Advisor) for the purpose of obtaining further sources of equity related financing. Under the terms of the agreement the Advisor obtained a cash fee in connection with the Nortel transaction and is entitled to 1% of the gross proceeds received by the Company from the future conversion of the Nortel debentures. However, the aggregate amount of the additional payment shall not exceed $25,000. In addition, on March 23, 1998, for further consideration of advisory services performed on behalf of the Company, the Company issued a warrant to the Advisor to purchase up to .7142% of the Company's units, or part there of, for an exercise price of $100,000. The Company valued this warrant using the Black-Scholes pricing model and has recorded an expense of approximately $97,000. This warrant terminates on September 2, 2002.

(17) REORGANIZATION

    The Company has formed a wholly-owned subsidiary, ZipLink, Inc., a Delaware corporation that has no operations. In March 1999, ZipLink, Inc., plans to file for an initial public offering of its common stock. Prior to the closing of the IPO, all of the membership units in the Delaware LLC will be transferred to ZipLink, Inc. Following such transfer of membership units the Company will merge with and into ZipLink, Inc. as a result of which all of the assets and liabilities of the Company will be transferred to ZipLink, Inc. In connection with such transfer of membership units and merger, each membership unit in the Company (other than membership units held by Nortel Networks and the Zachs Family Limited Partnership Number One) will be exchanged into approximately 0.8 shares of common stock of ZipLink, Inc., each option and warrant to acquire a membership unit in the Company will be exchanged for an option or warrant, as the case may be, to purchase approximately 0.8 common shares of ZipLink, Inc., each membership unit in the Company held by Nortel Networks will be exchanged into approximately 0.8 shares of common stock of ZipLink, Inc., each membership unit in the Delaware LLC held by The Zachs Family Limited Partnership Number One will be exchanged into approximately 0.8 shares of common stock. As these entities are under common control, the merger transaction will be accounted for as a reorganization of entities under common control similar to a pooling of interest.

    ZipLink, Inc. has authorized capital stock consisting of 50,000,000 shares of common stock, par value $.001 per share and 1,000,000 shares of undesignated preferred stock, par value $.001 per share.

    In April, 1999, ZipLink, Inc. adopted the 1999 Stock Option Plan (the 1999
Plan) which provides for the granting of common stock options to officers, employees, consultants and directors of the Company. The 1999 Plan will be administered by the Company's board of directors. The total number of shares of common stock reserved for the 1999 Plan is 1,500,000. Options granted under the 1999 Plan will generally vest in equal installments over a five-year period and are subject to acceleration in certain events, as defined. The options will expire ten years from the date of grant, and the plan terminates ten years from the date of adoption. The options issued under the Company's Unit Plan will be converted to the 1999 Plan upon the completion of the Reorganization. In addition, upon the completion of the Reorganization, the convertible debentures will be converted to common stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ZipLink, Inc.

    We have audited the accompanying balance sheet of ZipLink, Inc. as of April 14, 1999 and the related statement of cash flows for the period from inception (March 9, 1999) to April 14, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZipLink, Inc. as of April 14, 1999, and its cash flows for the period from inception (March 9, 1999) to April 14, 1999, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen, LLP

Boston, Massachusetts
April 14, 1999

                                 ZIPLINK, INC.

                                 BALANCE SHEET
                              AS OF APRIL 14, 1999

Current Assets:
  Cash..............................................................................  $   1,000
                                                                                      ---------
      Total assets..................................................................  $   1,000
                                                                                      ---------
                                                                                      ---------

Stockholder's Equity:
  Common stock, $.001 par value,
    Authorized 50,000,000 shares
    Issued and outstanding--1,000 shares............................................  $       1
  Additional paid-in capital........................................................        999
                                                                                      ---------
      Total stockholder's equity....................................................  $   1,000
                                                                                      ---------
                                                                                      ---------

   The accompanying notes are an integral part of these financial statements.

                                 ZIPLINK, INC.

                            STATEMENT OF CASH FLOWS

        FOR THE PERIOD FROM INCEPTION (MARCH 9, 1999) TO APRIL 14, 1999

Cash Flows from Operating Activities:
  Net income........................................................................  $      --
Cash Flows from Financing Activities:
  Issuance of common stock..........................................................      1,000
                                                                                      ---------
    Net cash provided by financing activities.......................................      1,000
                                                                                      ---------
Net Increase in Cash ...............................................................      1,000
Cash, Beginning of Period...........................................................         --
                                                                                      ---------
Cash, End of Period.................................................................  $   1,000
                                                                                      ---------
                                                                                      ---------

   The accompanying notes are an integral part of these financial statements.

                                 ZIPLINK, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 APRIL 14, 1999

1. OPERATIONS AND REORGANIZATION

    ZipLink, Inc. (the Company), a Delaware corporation, was formed as a wholly-owned subsidiary of ZipLink, LLC on March 9, 1999. The Company currently has no operations. The Company has the authorization to issue 50,000,000 shares of common stock, par value $.001 per share and 1,000,000 shares of undesignated preferred stock, par value $.001 per share. On April 14, 1999, the Company issued 1,000 shares, par value $.001 per share, for $1,000.

    On March 11, 1999, the Company filed for an initial public offering of its common stock. Prior to the closing of such initial public offering, all of the membership units in ZipLink, LLC will be transferred to the Company. Following such transfer of membership units ZipLink, LLC will be merged with, and into, the Company (the Reorganization). As a result of the Reorganization, all of the assets and liabilities of ZipLink, LLC will be transferred to the Company. In connection with the Reorganization, each membership unit in ZipLink, LLC (other than membership units held by Nortel Networks and the Zachs Family Limited Partnership Number One) will be exchanged into approximately 0.8 shares of common stock of the Company, each option and warrant to acquire a membership unit in ZipLink, LLC will be exchanged for an option or warrant, as the case may be, to purchase approximately 0.8 common shares of the Company, each membership unit in ZipLink, LLC held by Nortel Networks will be exchanged into approximately 0.8 shares of common stock of the Company, each membership unit in ZipLink, LLC held by Zachs Family Limited Partnership Number One will be exchanged into approximately 0.8 shares of common of the Company. As these entities are under common control, the merger transaction will be accounted for as a reorganization of entities under common control similar to a pooling of interest.

    The Company has adopted the 1999 Stock Option Plan (the 1999 Plan) which provides for the granting of common stock options to officers, employees, consultants and directors of the Company. The total number of shares of common stock reserved for the 1999 Plan is 1,500,000. Options granted under the 1999 Plan will generally vest in equal installments over a five-year period and are subject to acceleration in certain events, as defined. The options will expire ten years from the date of grant, and the plan terminates ten years from the date of adoption. The options issued under ZipLink, LLC's Unit Plan will be converted to the 1999 Plan upon the completion of the Reorganization. In addition, upon the completion of the Reorganization, the convertible debentures will be converted to common stock. As of April 14, 1999, there were no options granted by the Company.

          WHOLESALE INTERNET ACCESS SERVICES

           [ILLUSTRATION OF ZIPLINK SERVICES FOR INTERNET APPLIANCES]

                                ZIPDIAL PROGRAM

        [ILLUSTRATION OF ZIPDIAL NETWORK FOR INTERNET SERVICE PROVIDERS]

                         ZIPLINK WHOLESALE DSL SERVICE

               [ILLUSTRATION OF ZIPLINK NETWORK FOR DSL SERVICE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
Risk Factors....................................          9
Forward Looking Statements......................         24
Use of Proceeds.................................         25
Dividend Policy.................................         25
Capitalization..................................         26
Dilution........................................         27
Selected Financial Data.........................         29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         31
Business........................................         37
Management......................................         49
Certain Relationships and Related
  Transactions..................................         57
Principal Stockholders..........................         61
Description of Capital Stock....................         62
Shares Eligible for Future Sale.................         65
Underwriting....................................         67
Legal Matters...................................         68
Experts.........................................         69
Where You Can Find Additional Information.......         69
Index to Financial Statements...................        F-1

                            ------------------------

UNTIL       , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT
EFFECT TRANSACTIONS IN SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO A DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO AN UNSOLD ALLOTMENT OR SUBSCRIPTION.

                                3,500,000 SHARES

                                     [LOGO]

                                 ZIPLINK, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                           Jefferies & Company, Inc.

                                  FAC/EQUITIES

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discount. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


SEC registration fee..................................................  $     15,665
NASD filing fee.......................................................         6,135
Nasdaq National Market listing fee....................................        87,000
Accounting fees and expenses..........................................       150,000
Legal fees and expenses...............................................       425,000
Printing and mailing expenses.........................................       160,000
Blue Sky fees and expenses............................................         7,500
Transfer Agent and Registrar fees.....................................        10,000
Miscellaneous.........................................................       453,700
                                                                        ------------
    Total.............................................................  $  1,315,000
                                                                        ------------
                                                                        ------------


    ----------------------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. Article VII B of the Registrant's Amended and Restated Certificate of Incorporation provides that the personal liability of directors of the Registrant is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL.

    Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances, and subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director or officer acted in accordance with the applicable standard of conduct set forth in such statutory provision.
Article VII A of the Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant will indemnify any director and any officer, employee or agent of the Registrant selected by its Board of Directors for indemnification, such selection to be evidenced by an indemnification agreement, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. Article VII A further permits the Registrant to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the DGCL. The Registrant intends to enter into indemnification agreements with its officers and directors and to obtain directors' and officers' liability insurance.

    Under Section 6(b) of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since April, 1996, the Registrant, or its predecessors, ZipLink, LLC, a Connecticut limited liability company (the "Connecticut LLC") and ZipLink, LLC, a Delaware limited liability company (the "Delaware LLC"), issued and sold unregistered securities as follows:

    On December 23, 1997, the Connecticut LLC issued to Bay Networks, Inc., an indirect wholly-owned subsidiary of Northern Telecom Limited ("Nortel"), (i) a 10% membership interest in the Connecticut LLC for $2.5 million in cash, and
(ii) a $5.0 million convertible debenture and a $2.5 million convertible debenture, both convertible into membership units of the Connecticut LLC at defined conversion prices, as described below, in consideration for $7.5 million in cash. Upon an initial public offering of the securities of the Connecticut LLC, the $5.0 million debenture is automatically convertible into membership units of the Connecticut LLC at a price per unit of membership interest of equal to the effective per unit price in the initial public offering and the $2.5 million debenture is automatically convertible into membership units of the Connecticut LLC at a price per unit of membership interest of $37.87.

    From April, 1996 through April, 1999, the Connecticut LLC granted options to purchase, an aggregate of 589,979 units of membership interests in the Connecticut LLC to certain employees and consultants.

    On January 1, 1998, the Connecticut LLC effected a 10 for 1 unit split on its outstanding membership interest, options and warrants.

    On March 23, 1998, the Connecticut LLC issued warrants to purchase up to .7142% of the membership interests in the Connecticut LLC, for $100,000, to an investment banker, Jonathan Greenwald, in consideration of investment banking services performed.

    On March 9, 1999, the Connecticut LLC merged with and into the Delaware LLC. In connection with the merger, all outstanding membership interests in, and convertible debt of, the Connecticut LLC were converted into economically equivalent membership interests in, and convertible debt of, the Delaware LLC. In connection with the merger, all outstanding options and warrants to purchase membership interests in the Connecticut LLC were converted into a like number of options and warrants to acquire membership interests in the Delaware LLC.

    Prior to the closing of this offering, all of the membership units in the Delaware LLC will be transferred to a newly-formed Delaware corporation known as ZipLink, Inc. Following such transfer of membership units, the Delaware LLC will merge with and into ZipLink, Inc., as a result of which all of the assets and liabilities of the Delaware LLC will be transferred to ZipLink, Inc. In connection with such transfer of membership units and merger, each membership unit in the Delaware LLC (other than membership units held by Nortel and the Zachs Family Limited Partnership Number One) will be exchanged into approximately .82 shares of common stock of ZipLink, Inc., each option and warrant to acquire a membership unit in the Delaware LLC will be exchanged for an option or warrant, as the case may be, to purchase approximately .82 shares of common stock of ZipLink, Inc., each membership unit in the Delaware LLC held by Nortel will be exchanged into approximately .82 shares of common stock of ZipLink, Inc., each membership unit in the Delaware LLC held by Zachs Family Limited

Partnership Number One will be exchanged into approximately .81 shares of common stock of ZipLink, Inc., and additional capital contributions provided by Zachs Family Limited Partnership Number One, Henry Zachs and Eric Zachs will be exchanged into a number of shares of common stock equal to the amount of such additional contributions divided by the initial public offering price.

    Concurrently with the closing of this offering, the $5.0 million convertible debenture held by Nortel will be converted into 384,615 shares of common stock of ZipLink, Inc. at the initial public offering price and the $2.5 million convertible debenture will convert into 450,000 shares of common stock of ZipLink, Inc. at a price per share of $5.56.

    The Registrant has agreed to purchase approximately $5.4 million of network services from Williams Communications, Inc. ("Williams") over the next three years and will pay for approximately $2.7 million of these services by using shares of its common stock. Concurrently with the closing of this offering, the Registrant will issue to Williams 233,654 shares of common stock to be applied as payment for services used by the Registrant in the future. For purposes of purchasing such services, the shares of common stock issued to Williams will be valued at 89% of the initial public offering price per share.

    No underwriters were engaged in connection with the foregoing sales of securities. The sales of membership interests and warrants described above were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 (the "Act") for transactions not involving a public offering. Issuances of options to employees and consultants of the Connecticut LLC were made pursuant to Rule 701 promulgated under the Act. The issuances of membership interests, convertible debentures, options and warrants of the Delaware LLC pursuant to the merger with the Connecticut LLC described above were exempt from the registration requirements of the Act pursuant to
Section 3(a)(9) thereof because a security was exchanged by the issuer thereof with existing security holders exclusively and no commission or other renumeration was paid or given directly or indirectly for soliciting such exchange.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   1.1**   Form of Underwriting Agreement

   2.1**   Plan of Merger between ZipLink, LLC, a Connecticut limited liability company, and ZipLink, LLC, a
           Delaware limited liability company

   2.2**   Form of Agreement and Plan of Merger between the Registrant and ZipLink, LLC, a Delaware limited liability company, to be filed and become effective prior to the effective date of the offering

   3.1**   Amended and Restated Certificate of Incorporation of the Registrant

   3.2**   Amended and Restated Bylaws of the Registrant

   4.1**   Form of Specimen Stock Certificate for the Registrant's Common Stock

   4.2**   Registration Rights Agreement dated as of December 23, 1997 between ZipLink, LLC and Henry M. Zachs,
           Eric M. Zachs, Zachs Family Limited Partnership Number One and Christopher Jenkins

   4.3**   Registration Rights Agreement dated as of May 6, 1999 between ZipLink, LLC and Williams Communications,
           Inc.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   5.1     Opinion of Brenner, Saltzman & Wallman, LLP regarding legality of the securities being registered

  10.1**   Securities Purchase Agreement made as of December 23, 1997 between ZipLink, LLC and Bay Networks, Inc.

  10.2**   Convertible Debenture dated December 23, 1997 made by ZipLink, LLC in favor of Bay Networks, Inc. in the amount of $5,000,000

  10.3**   Convertible Debenture dated December 23, 1997 made by ZipLink, LLC in favor of Bay Networks, Inc. in the amount of $2,500,000

  10.4+    Agreement for Purchase and License of Bay Networks Products and Services effective as of December 10,
           1997 between ZipLink, LLC and Bay Networks, USA, Inc., as amended by Amendment No. 1 to Agreement for
           Purchase and License of Bay Networks Products and Services dated as of June 25, 1998.

  10.5**   Form of Indemnification Agreement between the Registrant and its Directors and Officers

  10.6+    "ZipLink-WebTV" Network Services Agreement made and entered into on October 23, 1996 between ZipLink,
           LLC and WebTV Networks, Inc. as amended by Amendment No. 1 thereto effective as of May 13, 1997,
           Amendment No. 2 thereto effective as of February 1, 1998 and Amendment No. 3 thereto effective as of
           March 9, 1999.

  10.7**   WorldCom Data Services (Revenue Plan) Agreement dated January 1, 1997 between ZipLink, LLC and
           WorldCom, Inc., as amended by an Amendment thereto dated March 6, 1997.

  10.8**   Lease dated as of January 1, 1999 between ZipLink, LLC and Henry M. Zachs

  10.9**   Agreement of Sublease and License Agreement made and entered into as of July 1, 1996 between ZipLink,
           LLC and iGuide, Inc.

  10.10**  ZipLink, Inc. 1999 Stock Option Plan

  10.11**  Revolving Loan Agreement dated March 31, 1998 between the Registrant and Fleet National Bank, as amended by a modification agreement dated October 15, 1998 and a Second Modification to Loan Agreement
           dated April 16, 1999.

  10.12**  Employment Agreement dated as of March 4, 1999 between the Registrant and Christopher Jenkins

  10.13**  License Agreement dated as of March 11, 1999 between the Registrant and Henry M. Zachs

  10.14**  Letter of Henry M. Zachs dated March 10, 1999 to the Registrant respecting Guarantee

  10.15**  Securities Purchase Agreement dated as of May 6, 1999 between ZipLink, LLC and Williams Communications,
           Inc.

  23.1     Consent of Brenner, Saltzman & Wallman, LLP (included in Exhibit 5.1)

  23.2     Consent of Arthur Andersen LLP

  24.1**   Power of Attorney (included in signature page to the Registration Statement)

  27.1**   Financial Data Schedule

  99.1**   Consent of Jai P. Bhagat to use his name as a director nominee

  99.2**   Consent of Alan M. Mendelson to use his name as a director nominee

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
  99.3**   Consent of Wayne A. Martino to use his name as a director nominee

  99.4**   Consent of Russell S. Bernard to use his name as a director nominee

------------------------

**  Previously filed.


+ Confidential treatment has been granted with respect to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.


(b) Financial Statement Schedules.

    Schedule II: Valuation and qualifying accounts.

    All other schedules are omitted because they are not required or are not applicable or the information is included in the financial statements and notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut on the 19th day of May, 1999.


                                ZIPLINK, INC.

                                By:  /s/ HENRY M. ZACHS
                                     -----------------------------------------
                                     Henry M. Zachs
                                     CO-CHAIRMAN AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                Chief Executive Officer and
      /s/ HENRY M. ZACHS          Co-Chairman of the Board
------------------------------    (Principal Executive          May 19, 1999
        Henry M. Zachs            Officer)

      /s/ ERIC M. ZACHS         Co-Chairman of the Board
------------------------------                                  May 19, 1999
        Eric M. Zachs

    /s/ GARY P. STRICKLAND      Chief Financial Officer
------------------------------    (Principal Financial and      May 19, 1999
      Gary P. Strickland          Accounting Officer)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ZipLink, LLC:

    We have audited, in accordance with generally accepted auditing standards, the financial statements included in this registration statement and have issued our report thereon dated March 10, 1999 (except with respect to the matter described in Note 7 as to which the date is April 16, 1999). Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in Item 14(a)(2) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 10, 1999

                                  ZIPLINK, LLC

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                  BALANCE AT                            BALANCE AT
                                                                  BEGINNING                               END OF
                                                                  OF PERIOD    ADDITIONS   DEDUCTIONS     PERIOD
                                                                 ------------  ----------  -----------  ----------
Allowance for Doubtful Accounts:
1997...........................................................   $   20,000   $  133,390   $  --       $  153,390
1998...........................................................   $  153,390   $   66,320   $ 151,973   $   67,737
March 31, 1999 (unaudited).....................................   $   67,737   $   12,434   $  40,104   $   40,067

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   1.1**   Form of Underwriting Agreement
   2.1**   Plan of Merger between ZipLink, LLC, a Connecticut limited liability company and ZipLink, LLC, a
           Delaware limited liability company
   2.2**   Form of Agreement and Plan of Merger between the Registrant and ZipLink, LLC, a Delaware limited liability company to be filed and become effective prior to the effective date of the offering
   3.1**   Amended and Restated Certificate of Incorporation of the Registrant
   3.2**   Bylaws of the Registrant
   4.1**   Form of Specimen Stock Certificate for the Registrant's Common Stock
   4.2**   Registration Rights Agreement dated as of December 23, 1997 between ZipLink, LLC and Henry M. Zachs,
           Eric M. Zachs, Zachs Family Limited Partnership Number One and Christopher Jenkins
   4.3**   Registration Rights Agreement dated as of May 6, 1999 between ZipLink, LLC and Williams Communications,
           Inc.
   5.1     Opinion of Brenner, Saltzman & Wallman, LLP regarding legality of the securities being registered
  10.1**   Securities Purchase Agreement made as of December 23, 1997 between ZipLink, LLC and Bay Networks Inc.
  10.2**   Convertible Debenture dated December 23, 1997 made by ZipLink, LLC in favor of Bay Networks Inc. in the amount of $5,000,000
  10.3**   Convertible Debenture dated December 23, 1997 made by ZipLink, LLC in favor of Bay Networks Inc. in the amount of $2,500,000
  10.4+    Agreement for Purchase and License of Bay Networks Products and Services effective as of December 10,
           1997 between ZipLink, LLC and Bay Networks, USA, Inc., as amended by Amendment No. 1 to Agreement for
           Purchase and License of Bay Networks Products and Services dated as of June 25, 1998.
  10.5**   Form of Indemnification Agreement between Registrant and its Directors and Officers
  10.6+    "ZipLink-WebTV" Network Services Agreement made and entered into on October 23, 1996 between ZipLink,
           LLC and WebTV Networks, Inc. as amended by Amendment No. 1 thereto effective as of May 13, 1997,
           Amendment No. 2 thereto effective as of February 1, 1998 and Amendment No. 3 thereto effective March 9,
           1999
  10.7**   WorldCom Data Services (Revenue Plan) Agreement dated January 1, 1997 between ZipLink, LLC and
           WorldCom, Inc., as amended by an Amendment thereto dated March 6, 1997
  10.8**   Lease dated as of January 1, 1999 between ZipLink, LLC and Henry M. Zachs
  10.9**   Agreement of Sublease and License Agreement made and entered into as of July 1, 1996 between ZipLink,
           LLC and iGuide, Inc.
  10.10**  ZipLink, Inc. 1999 Stock Option Plan
  10.11**  Revolving Loan Agreement dated March 31, 1998 between the Registrant and Fleet National Bank, as amended by a modification agreement dated October 15, 1998 and a Second Modification to Loan Agreement
           dated April 16, 1999.
  10.12**  Employment Agreement dated as of March 4, 1999 between the Registrant and Christopher Jenkins
  10.13**  License Agreement dated as of March 11, 1999 between the Registrant and Henry M. Zachs
  10.14**  Letter from Henry M. Zachs dated March 10, 1999 to the Registrant respecting Guarantee
  10.15**  Securities Purchase Agreement dated as of May 6, 1999 between ZipLink, LLC and Williams Communications,
           Inc.
  23.1     Consent of Brenner, Saltzman & Wallman, LLP (included in Exhibit 5.1)
  23.2     Consent of Arthur Andersen LLP
  24.1**   Power of Attorney (included as signature page to the Registration Statement)
  27.1**   Financial Data Schedule
  99.1**   Consent of Jai P. Bhagat to use his name as a director nominee
  99.2**   Consent of Alan M. Mendelson to use his name as a director nominee
  99.3**   Consent of Wayne A. Martino to use his name as a director nominee
  99.4**   Consent of Russell S. Bernard to use his name as director nominee


**  Previously filed.

+ Confidential treatment has been granted with respect to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.